As confidentially submitted to the Securities and Exchange Commission on September 9, 2021

This draft registration statement has not been publicly filed with the

U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ProFrac Holding Corp.

(Exact name of registrant as specified in its charter)

Delaware	1389	87-2424964
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

(254) 776-3722

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Uhlmer

Chief Financial Officer

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

(254) 776-3722

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael S. Telle Scott D. Rubinsky Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222	David J. Miller Jason Ewart Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 564-5400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share

(1)	Includes shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy the securities described herein in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2021

PROSPECTUS

                shares

ProFrac Holding Corp.

Class A common stock

This is our initial public offering. We are offering                  shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $         and $         per share of Class A common stock. We intend to apply to list our Class A common stock on                  under the symbol “                .”

To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional                  shares of Class A common stock from us at the public offering price less the underwriting discounts and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 29 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to ProFrac Holding Corp.	$	$

(1)	Please read “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

Delivery of the shares of Class A common stock is expected to be made on or about                 , 2021.

J.P. Morgan	Piper Sandler

The date of this prospectus is                 , 2021.

August 2021

1

PROFRAC

2

1. In-house manufactured Tier IV DGB pumping unit
2. New electric-powered pumping unit rendering

PROFRAC®

Mission:
We equip our customers with industry-leading solutions for harnessing critical natural resources. We continually innovate our equipment and services to be more efficient, sustainable, and cost-effective.

Vision:
Our vision is a world where affordable and reliable energy, and the opportunity that comes with it, is a reality for everyone.

Provide Amazing Service:
Amaze our customers with world class service and expertise.

Value our People:
Commit to the safety and wellness of our employees, foster career development, and encourage and reward innovation.

Protect the Environment:
Continue to implement new strategies to reduce our environmental impact.

Give Back:
Make positive impacts on the communities in which we work and live.

Do the Right Thing:
Lead with honesty and act with integrity.

PROFRAC®

i

About this prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the securities described herein in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Unless the context otherwise requires, the information in this prospectus (other than in the historical financial statements) assumes that the underwriters will not exercise their option to purchase additional shares.

Presentation of financial and operating data

ProFrac Holding Corp. was formed on August 17, 2021, and has not conducted and will not conduct any material business operations prior to the completion of the transactions described under “Corporate Reorganization” other than certain activities related to this offering. Our predecessor consists of ProFrac Holdings, LLC (“ProFrac LLC” or “ProFrac”), Best Pump and Flow, LP (“Best Flow”) and Alpine Silica, LLC (“Alpine” and, together with ProFrac LLC and Best Flow, “ProFrac Predecessor”) on a consolidated and combined basis. Dan and Farris Wilks (or entities they control) (collectively, the “Wilks”) hold a controlling interest in ProFrac LLC, Best Flow and Alpine. Prior to the effectiveness of the registration statement of which this prospectus forms a part, all of the membership interests in Best Flow and Alpine will be contributed to ProFrac LLC in exchange for membership interests in ProFrac LLC. Unless otherwise indicated, the historical financial and operating information included in this prospectus is that of ProFrac Predecessor. The historical financial and operating information of ProFrac Predecessor is not indicative of the results that may be expected in any future periods. For more information, please see the historical consolidated and combined financial statements and unaudited pro forma condensed financial statements and related notes thereto included elsewhere in this prospectus.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited consolidated financial statements as of and for the six months ended June 30, 2021 and 2020 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

ii

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

iii

Summary

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our Class A common stock. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (i) an initial public offering price of $         per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional shares of Class A common stock. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our Class A common stock.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to (i) the “Company,” “we,” “our” and “us,” or like terms, refer to (a) ProFrac and its consolidated subsidiaries, (b) Best Flow and (c) Alpine before the completion of our corporate reorganization in connection with this offering and (ii) ProFrac Holding Corp. and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter. See “Corporate Reorganization” below. When we refer to a “fleet” or a “frac fleet,” we are referring to the pumping units, truck tractors, data trucks, storage tanks, chemical additive and hydration units, blenders and other equipment necessary to perform hydraulic fracturing services, including back-up pumping capacity. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Selected Terms” beginning on page A-1 of this prospectus.

Overview

We are a growth-oriented, vertically integrated and innovation-driven energy services company providing hydraulic fracturing, completion services and other complementary products and services to leading upstream oil and gas companies engaged in the exploration and production (“E&P”) of North American unconventional oil and natural gas resources. Founded in 2016, ProFrac was built to be the go-to service provider for E&P companies’ most demanding hydraulic fracturing needs. We are focused on employing new technologies to significantly reduce “greenhouse gas” (“GHG”) emissions and increase efficiency in what has historically been an emissions-intensive component of the unconventional E&P development process. We believe the technical and operational capabilities of our fleets ideally position us to capture increased demand resulting from the market recovery and our customers’ shifting preferences favoring the sustainable development of natural resources.

Our operations are primarily focused in the Appalachian, East Texas/Louisiana and Permian Basins, where we have cultivated deep and longstanding customer relationships with some of those regions’ most active E&P companies. We operate in three business segments: stimulation services, manufacturing and proppant production. We are the largest private provider of hydraulic fracturing services in North America by hydraulic horsepower (“HHP”), with an aggregate installed capacity of over 1.0 million HHP across 20 conventional fleets, of which, as of June 30, 2021, 13 were active, four were able to be deployed with no to minimal required capital expenditures and the remainder were able to be deployed with an average of $2.0 million in required capital expenditures per fleet. Our conventional fleets are among the most emissions-friendly and capable in the industry, which we believe provides us a competitive advantage over our peers as E&P companies seek to improve their environmental, social and governance (“ESG”) profiles without sacrificing service quality. Further, we believe that because of our fleets’ capabilities and reliability, and our relentless focus on efficient and environmentally-sound energy service solutions, our high-quality customer base views us as an integral partner in these efforts.

Our lower-emission conventional hydraulic fracturing fleets have been designed to reduce our customers’ relative emissions footprint while handling the most demanding well completions, which are characterized by higher pumping pressures, higher pumping volumes, longer horizontal wellbores, more frac stages per lateral and increasing amounts of proppant pumped per well. More than 90% of our fleets are less than five years old, with 54% having Tier IV engines and 40% having dual fuel capabilities. In addition, we have paired these technologies with our proprietary engine standby controllers (“ESCs”) to reduce idle time, which is the time during which an engine typically generates the highest amount of emissions, by as much as 90%, and reduce fuel consumption and GHG emissions by as much as 24%. In addition, these ESCs are capable of cold starting the engines on our pumping units without the assistance of truck tractors. This technology allows us to significantly decrease the number of truck tractors required for our operations, not only further reducing overall emissions but also eliminating the capital, safety risks and operating and maintenance costs and associated with operating the additional truck tractors required for fleets that do not utilize ESCs. On the whole, these cost savings are significant and we are able to avoid an incremental $15,000 per year in costs associated with each tractor truck eliminated from our operations. Since early 2021, we have installed ESCs in five fleets, and have reduced our truck tractor count by 101. We continue to install ESCs throughout all of our fleets and anticipate being able to realize total cost savings of approximately $300,000 per year per fleet as a result. When further combined with real time GHG emissions monitoring, our fleets create additional synergies in efficiency that result in cost savings for our customers. We intend to continue to upgrade and overhaul our other fleets with the goal of having all of our conventional fleets similarly equipped, a process made cheaper by our in-house manufacturing capabilities detailed below. This strategy aligns with our ESG initiative to minimize our carbon footprint as a part of our goal to have all of our conventional fleets equipped with emissions reduction technology.

In concert with our existing low-emission conventional fleets, we have recently entered into an agreement with U.S. Well Services, Inc. (“USWS”), allowing us to acquire up to 20 licenses (along with certain other rights) to construct in-house new, electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology. This technology utilizes electric motors powered by lower-cost, lower-emission power solutions, including local utility-sourced line power, or on-site generation from natural gas produced and conditioned in the field, compressed natural gas (“CNG”), liquefied natural gas (“LNG”), and/or traditional fuels, if needed. This flexibility in fuel supply can provide our customers with additional tools to meet their emissions and sustainability goals by reducing their reliance on diesel, as well as offer potentially significant fuel cost savings. We believe that our fleets equipped with Clean Fleet® technology will supplement our environmentally advantaged conventional fleets and provide our customers an optimized suite of options to satisfy their ESG objectives while maximizing operating efficiency. We have three electric-powered fleets under construction and currently expect the first of these fleets, which has already been contracted with a customer for a one-year term, to be ready for deployment during the first quarter of 2022. We believe that our new electric fleets, together with our existing conventional fleets, which we continue to optimize to incorporate efficiency-enhancing features, place us on the leading edge of the domestic hydraulic fracturing business and position us to maintain a high equipment utilization rate, low emissions and attractive profitability.

Facilitating the advanced technology and operational capability of our equipment is our vertically integrated business model and supply chain management, which allows us to manufacture, assemble, repair and maintain our own fleets and ancillary frac equipment, including power ends, fluid ends, flow iron and monolines. We operate facilities in Cisco and Fort Worth, Texas, including an International Organization for Standardization (“ISO”) 9001 2015 certified OEM manufacturing facility, in which we manufacture and refurbish many of the components used by our fleets, including pumps, fluid ends, power ends, flow iron and other consumables. These facilities provide in-house manufacturing capacity that enables cost-advantaged growth and maintenance.

We have a proven capability to manufacture up to 55,000 HHP per month (including electric fleets) and perform substantially all of the maintenance, repair and servicing of our hydraulic fracturing fleets in-house.

Vertical integration enables us to realize a lower capital investment and operating expense by capturing the margin of manufacturing and/or maintenance, by recycling and refurbishing older machinery in our fleet, as opposed to disposing of it, and by enabling the ongoing improvement of our equipment and processes as part of a continuous research and development cycle. This combination also facilitates our “Acquire, Retire, Replace” approach to growing, maintaining and modernizing our fleets, and helps insulate us from supply chain constraints that have disrupted competitors’ and customers’ operations in the past. Our in-house manufacturing capabilities also allow us to rapidly implement new technologies in a cost-effective manner not possible for many of our peers. We believe that as a result of this vertical integration, we are able to achieve conventional Tier IV dual fuel fleet construction costs of $540 per HHP contrasted with an industry cost of up to $861 per HHP, according to Daniel Energy Partners, and an average expected price to build electric fleets, including power generation, of $467 per HHP.

Our manufacturing capabilities and control over the manufacturing process have allowed us to design and build hydraulic fracturing fleets to uniform specifications intended for deployment in resource basins requiring high levels of pressure, flow rate and sand intensity. We believe the standardized, modular configuration of our equipment provides us with several competitive advantages, including reduced repair and maintenance costs, reduced downtime, reduced inventory costs, reduced complexity in our operations, training efficiencies and the ability to redeploy equipment among operating basins. We believe that our uniform fleet specifications along with the ability to more directly control our supply chain and end-of-life management for our equipment differentiates us from competitors who typically purchase such equipment from third party manufacturers and rely on such manufacturers or other third parties for repair and maintenance.

We also provide ancillary services, further increasing our value as a business partner to our customers, including frac design and related services, frac sand and chemical supply, logistics coordination and real time data reporting, such as operational statistics, inventory management, completions updates and emissions monitoring. We also operate an approximate three-million-ton-per-year sand mine and processing facility in Kermit, Texas, with proved reserves of 42.3 million tons, which allows us to sell proppant to our customers in West Texas and Southeastern New Mexico. Our integrated service platform creates operational efficiencies for our customers and allows us to capture a greater portion of their development capital spending, positioning us to maintain high equipment utilization rates, low emissions and attractive profitability.

For the year ended December 31, 2020, we generated net losses of approximately $118.5 million, Adjusted EBITDA of approximately $72.8 million and Free Cash Flow of approximately $29.4 million. For the definitions of Adjusted EBITDA and Free Cash Flow and a reconciliation to their most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”), please read “—Summary Historical Consolidated and Combined Financial Data—Non-GAAP Financial Measures.”

Industry trends

Demand for hydraulic fracturing services is primarily driven by the level of drilling and completion activity by E&P companies in the United States. Drilling and completion activity is driven by well profitability and returns, which in turn are influenced by a number of factors, including current domestic and international supply and demand for oil and gas and current and expected future prices for oil and gas, as well as the perceived stability and sustainability of those prices over the longer term.

In 2020, the COVID-19 pandemic and disagreements over production levels among oil producing nations combined to cause unprecedented reductions in global economic activity and significantly reduced the demand for oil and gas. These declines led to a significant dip in commodity prices, with per-barrel prices of West Texas Intermediate (“WTI”) crude oil briefly falling as low as negative $37.63/Bbl in April of 2020 and averaging $40/Bbl for the full year 2020, versus $57/Bbl for the full year 2019. In response to the unfavorable price environment, U.S. E&P companies dramatically reduced capital spending, oil and gas drilling and completion activity, and thus, demand for hydraulic fracturing services declined significantly in 2020.

Supported by the COVID-19 vaccination program rollouts and the lifting of mobility restrictions in multiple countries, the global demand for oil and gas is recovering rapidly. According to McKinsey & Company, the average projected global 2021 crude oil and gas demand is forecast to be around 146 MMBoe/d, an increase of 9% or more than 12 MMBoe/d relative to the 2020 trough. Oil demand is expected to surpass pre-pandemic levels by mid-2022. Demand for natural gas is also expected to grow to support the continued industrialization of developing countries over the coming decades. Fundamental trends shaping the energy transition, including the use of natural gas as a transition fuel, are expected to drive gas to continue gaining global energy demand share.

Global Historical and Projected Oil and Gas Demand

Source: McKinsey & Company Global Energy Perspective January 2021 report.

Supported by the backdrop of improved global economic growth, U.S. oil and gas production is forecasted to increase 8% from 2020 through 2022, according to the U.S. Energy Information Administration (“EIA”). U.S. natural gas consumption is expected to increase due to use of natural gas as feedstock in domestic petrochemical projects, the growing exports of LNG to international markets in Europe and Asia and the addition of gas fired power generation as coal plants are decommissioned.

U.S. Historical and Projected Oil and Gas Demand

(MMBoe/d)

Source: EIA Short-Term Energy Outlook as of August 5, 2021 for 2017 through 2022P figures, and EIA Annual Energy Outlook 2021 report as of January 2021 for 2023P figure.

As of July 30, 2021, oil and natural gas prices have increased substantially compared to year-end 2020 prices and have also surpassed year-end 2019 (pre-COVID-19) levels by 21% and 79%, respectively. Natural gas prices are currently at their highest level since 2018. Moreover, commodities futures markets as of July 30, 2021 price natural gas contracts above $3.19/MMBtu for the next 18 months, and over the longer-term, EIA expects exports and industrial use will continue to drive increased demand for natural gas. If hydrocarbon prices remain at or near current levels, we expect drilling and completion activity to continue to increase, thereby positively impacting demand for our services and improving our revenues and pricing.

With the growth in oil and gas demand and stabilization of improved commodity prices, E&P activity has increased significantly across all onshore oil and gas basins in the United States. According to Baker Hughes Company’s (“Baker Hughes”) North American Rig Count, the number of active U.S. land drilling rigs has increased more than 98% over the last 12 months to 474 rigs and by 105% since its recent trough of 231 rigs in August 2020, as reported on July 30, 2021. Rig activity in our primary areas of operation (the Appalachian, East Texas/Louisiana and Permian Basins) has also increased substantially over that same period.

We believe that the following market dynamics and trends in our industry should benefit our operations and our ability to achieve our business objectives as commodity prices recover:

Increasing frac intensity per working rig.    Techniques used by E&P companies, such as multi-well pad development programs, have led to improved rig efficiencies, resulting in more horizontal wells drilled per rig. Coupled with longer laterals, this trend indicates that demand for well completion services as well as frac spend per rig can be expected to outpace standalone rig growth. The co-location of wells on a single pad also allows for more efficient access to wellbores and sharply reduces the mobilization and de-mobilization time between completion and production service jobs. These efficiencies improve our operating leverage and enable us to more successfully provide our services.

Total Well Split by Pad Size	Frac Spend per Rig

Source: Rystad Energy as of June 2021 for total well split by pad size and Spears & Associates Q2 2021 Frac/Proppant Report for frac sales per rig.

Investor and regulator focus on ESG.    The energy industry is undergoing a significant change of operating practices with an emphasis on incorporating more environmental and social considerations into operating models. Companies are experiencing increased market pressure to bolster ESG programs, particularly related to climate change and reduction of GHG emissions. As the regulatory environment becomes more stringent, we believe that state and federal governments are likely to implement increased measures to regulate GHG emissions, increasing pressure on E&P companies to decrease their emissions footprint. Additional ESG topics, such as human rights, supply chain management, water usage, natural capital and biodiversity, among others, are also receiving increased attention, and there may be increasing pressure on our customers to take actions to address these topics, as well.

Adoption of dynamic gas blending (“DGB”) and electric fleets.    We believe E&P operators’ focus on improving their emissions profile will accelerate the transition from legacy, emission-heavy Tier II diesel frac fleets to greener Tier IV DGB frac fleets and electric fleets, Tier IV DGB fleets utilize gas, including natural gas, CNG, LNG, pipeline and field gas, as a cheaper, cleaner fuel source. Rystad Energy Inc. (“Rystad Energy”) anticipates that by the end of 2023, approximately 60-70% of active horsepower in North America will be utilizing gas capable fleets. We believe the shift to cleaner gas capable fleets positions us well to capture additional market share as the broader industry recovery continues accelerating.

Historical and Projected U.S. Frac Supply by Type

Source: Rystad Energy. As of August 2021.

Obsolescence of significant hydraulic fracturing horsepower in the market.    We believe the U.S. frac market is currently facing a pivotal transition with significant fleet capacity nearing retirement due to obsolescence. We believe that prolonged underinvestment has resulted in an over-supply of legacy fleets and an increasing preference for low-emission fleets is driving an undersupply of more desirable greener frac fleets. Even prior to the COVID-19 induced downturn, substantial legacy capacity had already reached the end of its useful life, according to Rystad Energy. We believe this was further exacerbated by the lack of capital investment by frac operators during the downturn. The majority of frac service providers’ fleets have an average equipment age of more than six years, according to Rystad Energy. We believe that our vertical integration and lower capital cost resulting from our in-house manufacturing of our own frac equipment will benefit our ability to both maintain attractive utilization rates and earn higher returns on invested capital versus other peers that source their new fleets from third parties at higher prices.

U.S. Average Frac Fleet Age

Source: Rystad Energy. As of August 2021.

Despite the negative impact to the overall oil and gas industry in 2020, we believe the challenging industry conditions allowed us to strengthen our leadership position by implementing targeted and forward-looking initiatives. We took actions to maintain the ongoing operational integrity of our equipment, implemented back-office optimization projects, successfully completed our in-house research and development of advanced power end and fluid-end designs, and added over 140 dual fuel kits to our Tier IV engines. All of the aforementioned initiatives materially enhanced our company and positioned us to take advantage of expected improving industry conditions.

Competitive strengths

We believe the following characteristics differentiate us from our peers and uniquely position us to execute on our strategy to create value for our stakeholders:

•

High performing, technologically advanced fleet focused on cash flow, increased efficiencies, and lower emissions.    We believe we are strongly positioned to continue to respond to the increased demand for highly-efficient and environmentally advantaged energy services, which are those that produce fewer negative impacts on the environment than those provided by standard Tier II fleets. We believe we have the largest fleet of low emissions and technologically advanced conventional frac equipment in the United States, with 54% of our fleets equipped with Tier IV engines and 40% with dual fuel capabilities. We believe our technologically advanced fleets are among the most reliable and best performing in the industry with the capabilities to meet the most demanding pressure and flow rate requirements in the field. For example, we are one of the few energy services companies to install 60-inch pumps in our fleets, providing for significantly higher capacity and capability. The combination of these factors provides us with an ability to operate efficiently in the most demanding environments while helping our customers meet their ESG goals. Further, our standardized, high specification equipment, manufacturing capabilities and direct control over our supply chain lead to lower total cost of ownership, which we believe allows us to both increase our margins and meet increasing demand for efficient, environmentally-advantaged energy services.

Our standardized equipment reduces our downtime as our mechanics can quickly and efficiently diagnose and repair our equipment and reduces the amount of inventory we need on hand. We are able to easily shift equipment among operating areas as needed to take advantage of market conditions or to replace temporarily damaged equipment. This flexibility allows us to target customers that are offering higher prices for our services, regardless of the basins in which they operate. Standardized equipment also reduces the complexity of our operations, which lowers our training costs and improves our safety profile.

To complement our modern and highly efficient conventional fleets, we have commenced construction of three electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology, and we currently expect completion and deployment of the first of these fleets in the first quarter of 2022. Our fleets equipped with Clean Fleet® technology are expected to reduce the carbon emission footprint of our operations by up to 33% per fleet relative to conventional diesel frac equipment according to USWS, which is equivalent to a reduction of approximately 1,700 cars on the road per year per fleet based on U.S. Environmental Protection Agency (“EPA”) estimates.

•

Vertically integrated business model enhances our ability to meet our customers’ needs.    We operate a vertically integrated business model that includes complementary manufacturing, frac design, sand and chemical supply and data reporting services. This enhances our profitability through reduced capital and maintenance expenditures, and provides a significant advantage in cost savings and supply chain management versus our peers who do not manufacture and rebuild/refurbish their own equipment and components. Furthermore, our vertically integrated operations offer greater supply chain control and management of critical components, insulating us from disruptions that have previously impacted the operations of our competitors and customers. We manufacture and refurbish many of the components used by our fleets, including pumps, fluid ends, power ends, flow iron and other consumables at our facilities in Cisco and Fort Worth, Texas. We have the proven capability to manufacture up to 55,000 HHP per month (including electric fleets) and perform substantially all of the maintenance, repair and servicing of our hydraulic fracturing fleets in-house.

•

“We do the hard jobs.”    Vertical integration of our business enables us to take on premium frac jobs that have more demanding pressure and flow rate requirements and put extra wear and tear on frac equipment, requiring more frequent equipment rebuilds. We believe many competitors avoid these jobs as they lack the capital or repair capability to make such work profitable. However, we find such challenging work to be more economically attractive versus less intensive “commodity” work that is easier on equipment, but more competitive and with lower associated profitability.

•

Rapid and cost-effective implementation of new technologies.    Much of our equipment is customized for our operations and built to substantially uniform specifications. As a result of our in-house manufacturing capabilities, we are able to rapidly fabricate, develop and deploy new equipment and rebuild/refurbish existing equipment without relying on third-party supply chains or paying price markups for bespoke orders or processes. In addition to manufacturing our pumping units, we have the capability to manufacture many of the other components of our fleets such as blenders and hydration units. Our manufacturing capabilities facilitated our development of the Centipede™ high pressure flow system, which reduces non-productive time by reducing rig up time by up to 50% and iron connections by up to 70%, while also preventing shutdowns. We have also developed proprietary vibration monitoring technology to gather enabling data for artificial intelligence-driven predictive pre-failure maintenance, performance reporting and design customizations on core equipment.

•

Advantaged in tight market.    Our manufacturing capabilities reduce the risk that we will be unable to source important components, such as fluid-ends, power-ends and other consumable parts. During periods of high demand for hydraulic fracturing services, external equipment vendors often report order backlogs of up to nine months, which can lead to increased costs or inability to deploy fleets. We have historically manufactured, and believe we have the in-house capacity to manufacture, all major consumable components required to operate all of our fleets at full capacity.

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Organizational culture based on world class service, innovation, safety, improving environmental impact and active contributions to our communities.    We believe our corporate culture plays a significant role in our ability to consistently deliver excellent service to our customers, as well as our ability to attract and retain high quality personnel. We encourage innovation throughout our organization and empower our employees to innovate. For example, we maintain an innovation award program for our employees which provides cash incentives for changes to equipment and processes that improve efficiency and safety. Motivated by this program, our employees have developed numerous tools, processes and equipment enhancements that improve our operations, such as a tool for performing maintenance on fluid ends that reduces the time required for a routine maintenance procedure from 45 minutes to 15 minutes, our PadTrac system that performs live job monitoring and a tool for rebuilding butterfly valves that allows this task to be performed by a single technician. We are committed to the safety and wellness of our employees and we actively foster training, advancement and career development. We also seek to actively contribute our time and resources to positively impact the communities in which we work and live.

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Loyal and active customers that appreciate our efficiency, suite of services and ability to complete the most difficult and demanding projects.    We have a strong portfolio of active customers that value our modern, technologically advanced equipment and our commitment to a more ESG-conscious service offering. While our customer base includes a broad range of E&P companies, we currently primarily serve leading private, midsize operators in our areas of operation. These customers trust us to execute on their most technically demanding operations and value our unique ability to meet their needs with our vertically integrated business model. We believe our operating history combined with our emissions savings equipment has us well positioned to add larger, well-capitalized customers with consistent work to our business. Additionally, our customers benefit substantially from our complementary services, including frac design and related services, frac sand and chemical supply, logistics and real time data reporting. Our track record of consistently providing high-quality, safe and reliable service has enabled us to develop long-term partnerships with our customers, and we expect that our customers will continue to support our growth.

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Strong data and digital capabilities.    Our focus on technology and innovation also underpins our efficiency through real time data analysis of operational statistics, inventory management, completions updates and emissions monitoring. We offer a comprehensive and competitive suite of data and digital solutions such as PadTrac, SOPHIA, and our Spartyn platform. PadTrac is a real time data stream that provides pertinent equipment data on location to our operators. SOPHIA is our cloud-based platform that accompanies the ESC and provides visibility into fuel savings and carbon footprint reduction. SOPHIA enhances the credibility, consistency, and transparency of carbon footprint quantification by following ISO standards. Our Spartyn platform digitally tracks maintenance tasks completed, plans preventative maintenance, tracks assets, and a various other operational equipment and tasks. Spartyn further allows business users to access all data from various operational and financial sources in one centralized location for rapid analysis and decision making. These digital systems provide critical, real-time insights to our customers during operations, our maintenance department to help extend the operational life of our equipment and maintain higher fleet utilization and our financial systems for rapid and accurate reporting. We believe our digital infrastructure saves time, money, and makes us more productive and cost effective enterprise.

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Large scale and leading market share across most active major U.S. basins.    We are the largest privately held hydraulic fracturing provider in North America based on HHP. We operate in some of the most active basins in the United States, including the Appalachian, East Texas/Louisiana and Permian Basins and our operations are heavily weighted towards natural gas production activity. This geographic diversity reduces volatility in our revenue due to basin trends, relative commodity prices, adverse weather and other events. Our large footprint and standardized equipment enables us to rapidly reposition our fleets based on demand trends among different basins and allows us to spread our fixed costs over a greater number of fleets. Our large scale also strengthens our negotiating position with our suppliers and our customers. Additionally, we expect to leverage our strengths to capture market share in these regions in response to customer demand for more efficient and cleaner fleets.

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Experienced management and shareholder team that have driven extreme value creation for stakeholders in past endeavors.    Our senior management team has more than 100 years of relevant experience in hydraulic fracturing and the energy industry. The management team is focused on the operational success of the Company and their interests are aligned with those of investors and customers. Additionally, our principal shareholders, the Wilks, have a proven history of founding and growing pressure pumping companies. Prior to founding ProFrac, the Wilks founded FracTech Holdings, LLC, the predecessor to FTS International Inc.

(“FTSI”) in 2000, which they grew into one of the largest North American hydraulic fracturing companies based on HHP before selling their 70% interest in that business in 2011 in a transaction that valued the business at $5 billion. Combined, the Wilks have more than 75 years’ experience in the energy and energy services sectors. Under their leadership, we have grown our hydraulic fracturing business to a total of 20 fleets, as of June 30, 2021, with an aggregate of over 1.0 million HHP and revenues in excess of $500 million for the fiscal year ended December 31, 2020. None of the Existing Owners are selling any equity in this offering and we believe that the Wilks’ experience will continue to benefit our operations and business.

Business strategies

We intend to achieve our primary business objective of creating value for our stakeholders through the following business strategies:

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Position ourselves as a key partner to our customers in response to increasing focus on environmental sustainability.    As the demand for energy services in the United States recovers from the lows experienced in 2020, we expect demand for our hydraulic fracturing services to continue to grow significantly. In particular, as one of the largest hydraulic fracturing service providers in North America based on HHP, we believe our modern, technologically advanced fleets position us to capitalize on customer mandates for “next generation” frac fleets due to their lower emissions and the economic benefits of fuel cost savings. We also offer our customers a holistic suite of services that we believe is responsive to our customers’ evolving needs, including frac design, manufacturing and related services, proppant and chemical supply, logistics and real time data reporting. We have increased our number of active fleets by two in the second quarter of 2021 as a result of customer demand and continue to receive customer interest in reactivating additional fleets. Rystad Energy estimates that total HHP capacity has declined by approximately 8.3 million HHP as of July 31, 2021 from approximately 21 million HHP at the end of 2019, as a result of frac equipment permanently leaving the market as a result of scrapping, cannibalization and deferred maintenance. In addition, approximately 30% of remaining horsepower is comprised of obsolete or non-operational fleets, according to Rystad Energy. By contrast, we have focused on upgrading and expanding our fleets’ capabilities and have positioned ourselves as ready to respond to our customers’ needs as upstream activity returns and the focus on ESG-sensitive operations grows. Furthermore, our consistently high fleet utilization levels and 24 hours per day, seven days per week operating schedule should result in greater revenue opportunity and enhanced margins as fixed costs are spread over a broader revenue base. We believe that any incremental future fleet additions will benefit from these trends and associated economies of scale.

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Commitment to returns-driven, environmentally-advantaged investments and technology to support further emissions reduction and greater operational efficiency.    We believe demand for lower emissions operations will outpace current supply and lead to further opportunities to deploy new technical solutions to our customers relative to our competition, particularly with natural gas playing an increasingly critical role in the transition away from less clean sources of energy. We have invested in various businesses and technologies that we plan to leverage to strengthen our market position and to better serve our customers as well as share in the fuel savings provided by our investments. For example, we recently acquired a majority stake in EKU Power Drives, GMBh (“EKU”), a provider of idle reduction technologies and the manufacturer of our proprietary ESCs. We believe our ESCs eliminate roughly 90% of idle hours and result in substantially lower emissions and fuel costs. This reduction in idle time can reduce carbon dioxide emissions by up to 24% compared to standard operations in which engines generally run continuously during a frac job.

Additionally, we are supplementing our already environmentally-advantaged conventional fleets with electric fleets equipped with Clean Fleet® technology, which will provide customers additional low emission and cost effective solutions. We intend to continue this focus on efficiency and emissions-optimized technology in order to capitalize on the increased demand for higher efficiency and higher performing hydraulic fracturing services. We believe that by pursuing the development of advanced technology in both our conventional fleets and complementary electric-powered fleets, we will be well positioned to capture the increasing demand for highly capable and environmentally-advantaged energy services with which operators may satisfy their ESG imperatives.

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Pursue accretive mix of organic growth and strategic consolidation.    We plan to continue to grow our operations and fleets in response to increased customer demand as well as selectively evaluate potential strategic acquisitions that increase our scale and capabilities and diversify our operations. We believe opportunities exist to acquire older generation diesel frac fleets at attractive prices and use our in-house manufacturing capabilities to upgrade and maintain them, thus extending their useful life and maximizing their cash flow, after which they can be replaced with cutting edge dual fuel or electric technology as part of our “Acquire, Retire and Replace” strategy. The resulting displacement of older fleets should yield significant improvements in emissions, operating efficiency, safety and profitability. The retired fleets can also serve as a source of spare parts and components that can reduce our maintenance capital expenditures. Our vertically integrated business model and in house manufacturing enables faster integration of assets we may acquire and allows us to more economically and efficiently cannibalize, refurbish, and redeploy equipment. Additionally, we expect that our technology and focus on lower emission fleets will promote growth and attract new customers focused on reducing their emissions profiles.

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Continued focus on safe, efficient and reliable operations.    We are an industry leader with a proven track record in safety with a Total Reportable Incident Rate (“TRIR”) of 0.32 for the year ended December 31, 2020, including our manufacturing division, compared to the industry average of 0.7, according to the International Association of Oil & Gas Producers (“IOGP”). We prioritize safety in our equipment through mechanisms like AFEX fire control, which is installed on all of our field equipment and is designed to suppress fires immediately. We believe our excellent safety record is partly attributable to the standardization of our equipment, which makes it easier for mechanics and equipment operators to identify and diagnose problems with equipment before a safety hazard arises. Our fleets are also standardized to use Centipede™ mono-line, which has fewer iron connections on site and allows for a safer and quicker rig up versus traditional flow iron assemblies. Our streamlined, innovative equipment enables for safer operations and time savings, mitigation of inefficiencies from shutdowns, and improvements relative to the amount of horsepower required to put down hole. Additionally, our standardized equipment and in-house manufacturing capability allows us to rapidly assess operations as well as test new equipment while also reducing the complexity of our operations and lowering our training costs.

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Focus on generating superior returns while maintaining a conservative balance sheet and financial policies.    We plan to maintain a conservative balance sheet following this offering, which will allow us to better react to potential changes in industry and market conditions and opportunistically grow our business. We had $291.7 million of net debt, defined as total debt of $308.2 million less $16.5 million of cash and equivalents, as of June 30, 2021. We intend to continue aligning our growth capital expenditures with visible customer demand, by strategically deploying new equipment in response to inbound customer requests and industry trends. We are disciplined about deploying growth capital to our business, and expect investments in new fleets to have a simple payback of 2.5 years or fewer before investing. As a result of this approach, we believe that we operate one of the most profitable frac businesses and that our strategies and competitive advantages have contributed to our strong relative financial performance, as demonstrated by our history of positive EBITDA generation despite recent market volatility. Our vertical integration of key supply chains enables consistent cost management, low capital intensity and high conversion of EBITDA to free cash flow, which we believe will help us deliver shareholder returns across market cycles, while maintaining a conservative balance sheet.

At the closing of this offering, we expect to have $         million of liquidity, in the form of cash on hand and undrawn borrowing capacity under our $         million revolving credit facility, to support our growth ambitions.

Principal shareholders

The Wilks are our principal shareholders. Prior to founding ProFrac in 2016, the Wilks founded the predecessor to FTSI in 2000, which they grew into one of the largest North American hydraulic fracturing companies based on HHP before selling their interest in that business in 2011. Combined, Dan and Farris Wilks have more than 75 years’ experience in the energy and energy services sectors.

Upon completion of this offering, the Wilks will beneficially own approximately         % of our Class A common stock (or approximately         % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full), and approximately         % of our Class B common stock (or approximately         % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full), collectively representing approximately          % of the voting power of the Company. We are also a party to certain agreements with other businesses owned by or affiliated with the Wilks. For a description of these agreements, please read “Certain Relationships and Related Party Transactions.”

Our history and corporate reorganization

We were incorporated as a Delaware corporation on August 17, 2021. Prior to the effectiveness of the registration statement of which this prospectus forms a part, all of the membership interests in Best Flow and Alpine will be contributed to ProFrac LLC in exchange for membership interests in ProFrac LLC. Following this offering and the related transactions, ProFrac Holding Corp. will be a holding company whose only material asset will consist of ProFrac LLC Units (as defined below). ProFrac LLC owns, directly or indirectly, all of the outstanding equity interests in the subsidiaries through which we operate our assets. After the consummation of the corporate reorganization, ProFrac Holding Corp. will be the sole managing member of ProFrac LLC and will be responsible for all operational, management and administrative decisions relating to ProFrac LLC’s business and will consolidate the financial results of ProFrac LLC and its subsidiaries.

In connection with the offering:

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all of the membership interests (including outstanding profits interests) in ProFrac LLC held by the existing owners of ProFrac LLC (the “Existing Owners”) will be converted into a single class of common units in ProFrac LLC ( “ProFrac LLC Units” and the holders thereof “ProFrac LLC Unit Holders”);

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ProFrac Holding Corp. will issue to each ProFrac LLC Unit Holder a number of shares of Class B common stock equal to the number of ProFrac LLC Units held by such ProFrac LLC Unit Holder following this offering;

•	ProFrac Holding Corp. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering; and

•

ProFrac Holding Corp. will contribute the net proceeds of this offering to ProFrac LLC in exchange for a number of ProFrac LLC Units such that ProFrac Holding Corp. holds a total number of ProFrac LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, ProFrac Holding Corp. will own an approximate        % interest in ProFrac LLC (or        % if the underwriters’ option to purchase additional shares is exercised in full), and the ProFrac LLC Unit Holders will own an approximate        % interest in ProFrac LLC (or        % if the underwriters’ option to purchase additional shares is exercised in full) and all of our Class B common stock. Please see “—Principal Shareholders.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list the Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of ProFrac LLC (the “ProFrac LLC Agreement”), each ProFrac LLC Unit Holder will, subject to certain limitations, have the right, which we refer to as the “Redemption Right,” to cause ProFrac LLC to acquire all or a portion of its ProFrac LLC Units for, at ProFrac LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each ProFrac LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (ii) an equivalent amount of cash. The independent members of our board of directors will determine whether to pay cash in lieu of the issuance of shares of Class A common stock based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of stock) to acquire the ProFrac LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, ProFrac Holding Corp. (instead of ProFrac LLC) will have the right, which we refer to as the “Call Right,” to, for administrative convenience, acquire each tendered ProFrac LLC Unit directly from the redeeming ProFrac LLC Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In addition, ProFrac Holding Corp. will have the right to require (i) upon the acquisition by ProFrac Holding Corp. of substantially all of the ProFrac LLC Units, certain minority unitholders, or (ii) upon a change of control of ProFrac Holding Corp., each ProFrac LLC Unit Holder (other than ProFrac Holding Corp.), to exercise its Redemption Right with respect to some or all of such unitholder’s ProFrac LLC Units. In connection with any redemption of ProFrac LLC Units pursuant to the Redemption Right or the Call Right, a corresponding number of shares of Class B common stock held by the relevant ProFrac LLC Unit Holder will be cancelled. See “Certain Relationships and Related Party Transactions—ProFrac LLC Agreement.”

ProFrac Holding Corp.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of ProFrac LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of ProFrac LLC, and such adjustments will be allocated to ProFrac Holding Corp. These adjustments would not have been available to ProFrac Holding Corp. absent its acquisition or deemed acquisition of ProFrac LLC Units and are expected to reduce the amount of cash tax that ProFrac Holding Corp. would otherwise be required to pay in the future.

ProFrac Holding Corp. will enter into the Tax Receivable Agreement with certain of the ProFrac LLC Unit Holders (each such person or its permitted transferees, a “TRA Holder”, and collectively the “TRA Holders”) at the closing of this offering. This agreement will generally provide for the payment by ProFrac Holding Corp. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that ProFrac Holding

Corp. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of ProFrac Holding Corp.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s ProFrac LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by ProFrac Holding Corp. as a result of, and additional tax basis arising from, any payments ProFrac Holding Corp. makes under the Tax Receivable Agreement. ProFrac Holding Corp. will be dependent on ProFrac LLC to make distributions to ProFrac Holding Corp. in an amount sufficient to cover ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement.

We will retain the benefit of the remaining 15% of any actual net cash tax savings.

For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

Recent developments

EKU

Following our initial installation and testing of EKU’s ESC’s in 2019, we made an initial investment in EKU in late 2020 and acquired a controlling equity position in EKU in January 2021. EKU manufactures ESCs for heavy duty engines. Our engines with ESCs will automatically turn off during non-operating time, shutting down the powertrain when it is not pumping and immediately restarting it to full load upon request. This technology reduces the wear and tear on equipment, reduces fuel consumption and eliminates emissions when the engines on our pumping units are automatically turned off and on between stages. A typical frac spread will pump between 14 to 18 hours per day and idle the remaining time. As idle time widely varies between operating stages, most frac companies leave the engines in idle due to the labor-intensive process associated with using the power take-off on a truck tractor to re-start the engine.

Monoline patent

Multiple trailers and distribution systems are used on frac locations to distribute natural gas for dual fuel operations. The purpose of the new monoline system is to place all distribution systems on a singular skid or trailer mounted system as part of the existing frac manifold which is used for the distribution of low pressure frac fluid to frac pumps and the high pressure frac fluid from the pumps to the wellhead. The advantage of this design over conventional setup is that it frees up substantial space, removes trip and leak hazards for a safer site, allows for quicker mobilization and demobilization, and reduces headcount of up to four people per shift.

Electric fleets

We entered into an agreement with USWS to purchase up to 20 licenses of its Clean Fleet® efrac technology. We purchased three licenses upon closing and are in the process of building our new electric fleets. These fleets significantly reduce emissions, sound pollution, and fuel consumption when compared to Tier 2 diesel fleets. The electric frac technology continues to offer strong operational performance. We will be able to utilize our vertically integrated manufacturing facility to build the units, leading to what we believe will be the lowest capital cost electric frac technology in the market.

Summary risk factors

Investing in our Class A common stock involves risks. You should carefully read the section of this prospectus entitled “Risk Factors” beginning on page 29 and the other information in this prospectus for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

Risks related to our business

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Our business and financial performance depends on the oil and natural gas industry and particularly on the level of capital spending and E&P activity within the United States and in the basins in which we operate.

•	The COVID-19 pandemic significantly reduced demand for our services, and has had, and may continue to have, a material adverse effect on our operations, business and financial results.

•	The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.

•	We face significant competition that may cause us to lose market share.

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Our business depends upon our ability to obtain specialized equipment, parts and key raw materials from third-party suppliers, and we may be vulnerable to delayed deliveries and future price increases.

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We currently rely on a limited number of suppliers for major equipment to build new electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology, and our reliance on these vendors exposes us to risks including price and timing of delivery.

•	Reliance upon a few large customers may adversely affect our revenue and operating results.

•	We are exposed to counterparty credit risk. Nonpayment and nonperformance by our customers, suppliers or vendors could adversely impact our operations, cash flows and financial condition.

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Oil and natural gas companies’ operations using hydraulic fracturing are substantially dependent on the availability of water. Restrictions on the ability to obtain water for E&P activities and the disposal of flowback and produced water may impact their operations and have a corresponding adverse effect on our business, results of operations and financial condition.

•	We rely on a few key employees whose absence or loss could adversely affect our business.

•	A negative shift in investor sentiment of the oil and gas industry has had and will continue to have adverse effects on our customers’ operations and ability to raise debt and equity capital.

•	Our operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could limit our ability to grow.

•	Concerns over general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

•	Our indebtedness and liquidity needs could restrict our operations and make us more vulnerable to adverse economic conditions.

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Restrictions in our debt agreements and any future financing agreements may limit our ability to finance future operations, meet capital needs or capitalize on potential acquisitions and other business opportunities.

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Our operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which we may not be adequately insured and which could cause us to lose customers and substantial revenue.

•	Our marketable securities may lose significant value due to credit, market and interest rate risks.

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Inaccuracies in our estimates of mineral reserves and resource deposits, or deficiencies in our title to those deposits, could result in our inability to mine the deposits or require us to pay higher than expected costs.

•	Increasing trucking regulations may increase our costs and negatively impact our results of operations.

•	We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

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If we are unable to fully protect our intellectual property rights, or if we are adversely affected by disputes regarding intellectual property rights of third parties, we may suffer a loss in our competitive advantage or market share.

Risks related to environmental and regulatory matters

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Our operations and the operations of our customers are subject to environmental, health and safety laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on our results of operations, financial position or cash flows.

•	Our operations, and those of our customers, are subject to a series of risks arising from climate change.

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Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews and investment practices for such activities may serve to limit future oil and natural gas E&P activities and could have a material adverse effect on our results of operations and business.

•	Conservation measures, commercial development and technological advances could reduce demand for oil and natural gas and our services.

•	Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct completion activities.

Risks related to this offering and our Class A common stock

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ProFrac Holding Corp. is a holding company. ProFrac Holding Corp.’s only material asset after completion of this offering will be its equity interest in ProFrac LLC, and ProFrac Holding Corp. will be accordingly dependent upon distributions from ProFrac LLC to pay taxes, make payments under the Tax Receivable Agreement and cover its corporate and other overhead expenses.

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Conflicts of interest could arise in the future between us, on the one hand, and Dan and Farris Wilks and entities owned by or affiliated with them, on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities.

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The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of Sarbanes-Oxley, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•	The Wilks have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

•	A significant reduction by Dan and Farris Wilks of their ownership interests in us could adversely affect us.

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In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, ProFrac Holding Corp. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

•	We expect to be a “controlled company” within the meaning of the rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Principal executive offices and internet address

Our principal executive offices are located at 333 Shops Boulevard, Suite 301, Willow Park, Texas 76087, and our telephone number is (254) 776-3722. Following the closing of this offering, our website will be located at http://www.profrac.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging growth company status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

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the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Controlled company status

Because the Wilks will initially own          ProFrac LLC Units,         shares of Class A common stock and shares of Class B common stock, representing approximately         % of the voting power of the Company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the

Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and rules of             . A controlled company is not required to have a majority of independent directors or to maintain an independent compensation or nominating and governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the , at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and rules of          , including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and nominating and governance committee composed of independent directors, subject to a permitted “phase-in” period. See “Management—Status as a Controlled Company.”

The offering

Issuer	ProFrac Holding Corp.

Class A common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock to the extent the underwriters sell more than shares of Class A common stock in this offering.

Class A common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock outstanding immediately after this offering	shares or one share for each ProFrac LLC Unit held by the ProFrac LLC Unit Holders immediately following this offering. Shares of Class B common stock are non-economic and are not entitled to receive dividends. In connection with any redemption of ProFrac LLC Units pursuant to the Redemption Right or acquisition pursuant to the Call Right, a corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering	% (or 100.0% if all outstanding ProFrac LLC Units held by the ProFrac LLC Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).

Voting power of Class B common stock after giving effect to this offering	% (or 0.0% if all outstanding ProFrac LLC Units held by the ProFrac LLC Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Existing Owners, as the sole ProFrac LLC Unit Holders other than us, will initially own, in the aggregate, shares of Class B common stock, representing approximately % of the voting power of the Company.

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Use of proceeds	We expect to receive approximately $ million of net proceeds from this offering, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.

We intend to use the net proceeds from this offering for general corporate purposes, including for the repayment of debt and to fund growth capital expenditures. Please read “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our Class A common stock. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends. Please read “Dividend Policy.”

Redemption Rights of ProFrac LLC Unit Holders	Under the ProFrac LLC Agreement, each ProFrac LLC Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause ProFrac LLC to acquire all or a portion of its ProFrac LLC Units (together with a corresponding number of shares of our Class B common stock) for, at ProFrac LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each ProFrac LLC Unit (and corresponding share of Class B common stock) redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, ProFrac Holding Corp. (instead of ProFrac LLC) will have the right, pursuant to the Call Right, to acquire each tendered ProFrac LLC Unit directly from the redeeming ProFrac LLC Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of ProFrac LLC Units pursuant to the Redemption Right or acquisition pursuant the Call Right, a corresponding number of shares of Class B common stock held by the relevant ProFrac LLC Unit Holder will be cancelled. See “Certain Relationships and Related Party Transactions—ProFrac LLC Agreement.”

Directed share program	At our request, the underwriters have reserved up to % of the Class A common stock being offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees and business associates. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting—Directed Share Program.”

Listing and trading symbol	We intend to apply to list our Class A common stock on under the symbol “ .”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Summary historical consolidated and combined financial data

The following table presents summary historical consolidated and combined financial data of ProFrac Predecessor as of the dates and for the periods indicated. The summary historical consolidated and combined financial data as of and for the years ended December 31, 2020 and 2019 is derived from the audited financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

The summary historical consolidated and combined data presented below should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and the related notes and other financial data included elsewhere in this prospectus.

	Year ended December 31,
	2020		2019
	($ in thousands)

Statement of Operations Data:

Total revenues		$547,679		$847,688

Total cost of revenues, exclusive of depreciation and depletion		432,570		673,559
Depreciation and depletion		150,662		133,092
Loss on disposal of assets, net		8,447		14,809
Selling, general and administrative		50,798		38,488
Interest expense, net		23,276		26,026
Other (income)		(108)		(327)
Income tax provision		582		587

Net loss		$(118,548)		$(38,546)

Pro Forma Per share information:
Net loss per common share:
Basic	$		$
Diluted	$		$
Weighted average common shares outstanding:
Basic
Diluted

Balance Sheet Data (as of end of period):
Cash and equivalents		$2,952		$17,837
Property, plant and equipment (net of accumulated depreciation)		$429,684		$556,106
Total assets		$577,277		$728,593
Long-term debt		$260,229		$279,841
Total equity		$176,812		$284,811

Cash Flow Statement Data:

	Year ended December 31,
	2020	2019
	($ in thousands)
Net cash provided by operating activities	$45,054	$145,421
Net cash used in investing activities	$(44,617)	$(202,375)
Net cash (used in) provided by financing activities	$(15,322)	$58,444

Other Data:
Adjusted EBITDA(1)	$72,797	$136,199
Free Cash Flow(1)	$29,440	$(66,176)
Capital expenditures	$48,037	$208,068

(1)	For the definitions of Adjusted EBITDA and Free Cash Flow and a reconciliation to their most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP financial measures

Adjusted EBITDA and Free Cash Flow

Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures and should not be considered as substitutes for net income, net loss, operating loss or any other performance measure derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. Adjusted EBITDA and Free Cash Flow are supplemental measures utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess our financial performance because they allow us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income tax rates).

We view Adjusted EBITDA and Free Cash Flow as important indicators of performance. We define Adjusted EBITDA as our net income (loss), before (i) interest expense, net, (ii) income tax provision, (iii) depreciation and depletion, (iv) loss on disposal of assets and (v) other unusual or non-recurring charges, such as costs related to our initial public offering, non-recurring supply commitment charges, certain bad debt expense and gain on extinguishment of debt. We define Free Cash Flow as Adjusted EBITDA less net capital expenditures. Net capital expenditures is defined as capital expenditures less proceeds from sales of assets.

We believe that our presentation of Adjusted EBITDA and Free Cash Flow will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to Adjusted EBITDA and Free Cash Flow. Adjusted EBITDA and Free Cash Flow should not be considered as an alternative to net income. Adjusted EBITDA and Free Cash Flow have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. Free Cash Flow is not necessarily indicative of cash available for discretionary expenditures. You should not consider Adjusted EBITDA or Free Cash Flow in isolation or as a substitute for an analysis of our results as reported under GAAP. Because Adjusted EBITDA and Free Cash Flow may be defined differently by other companies in our industry, our definition of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Reconciliation of net loss to Adjusted EBITDA and free cash flow

	Year ended December 31,
	2020	2019
	($ In thousands)
Free Cash Flow	$29,440	$(66,176)

Capital expenditures	(48,037)	(208,068)
Cash proceeds from sales of assets	4,680	5,693
Net capital expenditures	$(43,357)	$(202,375)

Adjusted EBITDA	$72,797	$136,199

Interest expense, net	23,276	26,026
Income tax provision	582	587
Depreciation and depletion	150,66	133,092
Loss on disposal of assets	8,447	14,809
Bad debt expense	2,778	231
Supply commitment charges	5,600	—

Net loss	$(118,548)	$(38,546)

Cautionary statement regarding forward-looking statements

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “may,” “could,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•

uncertainty regarding the timing, pace and extent of an economic recovery in the United States and elsewhere, which in turn will likely affect demand for crude oil and natural gas and therefore the demand for our services;

•	the level of production of crude oil, natural gas and other hydrocarbons and the resultant market prices of crude oil, natural gas, natural gas liquids and other hydrocarbons;

•

the severity and duration of world health events, including the outbreak of the novel coronavirus (“COVID-19”) pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas, which has and may continue to negatively impact our business;

•	a further decline or future decline in domestic spending by the onshore oil and natural gas industry;

•

the current significant surplus in the supply of oil and actions by the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia (together with OPEC and other allied producing countries, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

•	changes in general economic and geopolitical conditions;

•	competitive conditions in our industry;

•	changes in the long-term supply of and demand for oil and natural gas;

•	actions taken by our customers, competitors and third-party operators;

•	a decline demand for proppant;

•	our ability to obtain permits, approvals and authorizations from governmental and third parties, and the effects of or changes to U.S. government regulation;

•	changes in the availability and cost of capital;

•	our ability to successfully implement our business plan;

•	large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

•	the effects of consolidation on our customers or competitors;

•	the price and availability of debt and equity financing (including changes in interest rates);

•	our ability to complete growth projects on time and on budget;

•	introduction of new drilling or completion techniques, or services using new technologies subject to patent or other intellectual property protections;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	acts of terrorism, war or political or civil unrest in the United States or elsewhere;

•	loss or corruption of our information or a cyberattack on our computer systems;

•	the price and availability of alternative fuels and energy sources;

•

federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

•	the effects of existing and future laws and governmental regulations (or the interpretation thereof) on us and our customers;

•	the effects of future litigation; and

•	other factors discussed in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Risk factors

Investing in our Class A common stock involves risks. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our Class A common stock. If any of the following risks were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of our Class A common stock could decline and you could lose all or part of your investment. These risk factors do not identify all risks that we face. Our operations could also be affected by factors, events, or uncertainties that are not presently known to us or that we currently do not consider to present material risks to our operations.

Risks related to our business

Our business and financial performance depends on the oil and natural gas industry and particularly on the level of capital spending and E&P activity within the United States and in the basins in which we operate, and a decline in prices for oil and natural gas may have an adverse effect on our revenue, cash flows, profitability and growth.

Demand for most of our services depends substantially on the level of capital expenditures in the United States by companies in the oil and natural gas industry. As a result, our operations are dependent on the levels of capital spending and activity in oil and gas exploration, development and production. A prolonged reduction in oil and gas prices would generally depress the level of oil and natural gas exploration, development, production, and well completion activity and would result in a corresponding decline in the demand for the hydraulic fracturing services that we provide. The significant decline in oil and natural gas prices that occurred in 2020 caused a reduction in our customers’ spending and associated drilling and completion activities, which had an adverse effect on our revenue. While oil and natural gas prices have since increased, should prices again decline, similar declines in our customers’ spending would have an adverse effect on our revenue. In addition, a worsening of these conditions may result in a material adverse impact on certain of our customers’ liquidity and financial position resulting in further spending reductions, delays in the collection of amounts owing to us and similar impacts.

Many factors over which we have no control affect the supply of and demand for, and our customers’ willingness to explore, develop and produce oil and natural gas, and therefore, influence prices for our services, including:

•	the U.S. and non-U.S. supply of, and demand for, oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the level of global oil and natural gas E&P;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the supply of and demand for drilling and hydraulic fracturing equipment;

•	global or national health concerns, including health epidemics such as the ongoing COVID-19 pandemic;

•	the expected decline rates of current production;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	the price and quantity of foreign imports;

•	political and economic conditions in oil and natural gas producing countries and regions, including the United States, the Middle East, Africa, South America and Russia;

•	actions by the members of OPEC+ and other oil-producing countries with respect to oil production levels and announcements of potential changes in such levels;

•	speculative trading in crude oil and natural gas derivative contracts;

•	the level of consumer product demand;

•	the discovery rates of new oil and natural gas reserves;

•	the availability of water resources, suitable proppant and chemical additives in sufficient quantities for use in hydraulic fracturing fluids;

•	contractions in the credit market;

•	the strength or weakness of the U.S. dollar;

•	available pipeline and other transportation capacity;

•	the levels of oil and natural gas storage;

•	adverse weather conditions and other natural disasters;

•	U.S. and non-U.S. tax policy;

•	U.S. and non-U.S. governmental approvals and regulatory requirements and conditions;

•	the continued threat of terrorism and the impact of military and other action, including military action in the Middle East;

•	technical advances affecting energy consumption;

•	the proximity and capacity of oil and natural gas pipelines and other transportation facilities;

•	the price and availability of alternative fuels and energy sources;

•	uncertainty in capital commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing;

•	merger and divestiture activity among oil and natural gas producers;

•	cyclical/seasonal business and dependence upon spending of our customers;

•	competition among oilfield service and equipment providers;

•	changes in transportation regulations that result in increased costs or administrative burdens; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. Such a decline would have a material adverse effect on our business, results of operation and financial condition.

The COVID-19 pandemic significantly reduced demand for our services, and has had, and may continue to have, a material adverse effect on our operations, business and financial results.

We face risks related to public health crises, including the COVID-19 pandemic. The effects of the COVID-19 pandemic, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing in addition to other actions taken by both businesses and governments, resulted in a significant and swift reduction in international and U.S. economic activity. The collapse in the demand for oil caused by this unprecedented global health and economic crisis contributed to the significant decrease in crude oil prices in 2020 and had and could in the future continue to have a material adverse impact on the demand for our services.

During the first half of 2021, the distribution of COVID-19 vaccines progressed and many government-imposed restrictions were relaxed or rescinded. However, we continue to monitor the effects of the pandemic on our customers, operations, and employees. These effects have included, and may continue to include, adverse revenue and net income effects, financial health of our customers and therefore their ability to drill and complete wells or pay for services provided, financial health of our suppliers and therefore their ability to deliver necessary goods and services, disruptions to our operations, and ultimately the financial health and results of the Company.

The extent to which our operating and financial results are affected by COVID-19 will depend on various factors and consequences beyond our control, such as the emergence of more contagious and harmful variants of the COVID-19 virus, the duration and scope of the pandemic, additional actions by businesses and governments in response to the pandemic, and the speed and effectiveness of responses to combat the virus. COVID-19, and the volatile regional and global economic conditions stemming from the pandemic, could also aggravate the other risk factors that we identify herein. While the effects of the COVID-19 pandemic have lessened recently in the United States, we cannot predict the duration or future effects of the pandemic, or more contagious and harmful variants of the COVID-19 virus, and such effects may materially adversely affect our operating and financial results in a manner that is not currently known to us or that we do not currently consider to present significant risks to our operations.

The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.

We derive our revenues from companies in the oil and natural gas E&P industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. We have experienced, and may in the future experience, significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry during 2015, 2016 and recently in 2020, combined with adverse changes in the capital and credit markets, caused many E&P companies to reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices oilfield services companies could charge for their services. In addition, a majority of the service revenue we earn is based upon a charge for a relatively short period of time (for example, a day, a week or a month) for the actual period of time the service is provided to our customers. By contracting services on a short-term basis, we are exposed to the risks of a rapid reduction in market prices and utilization and resulting volatility in our revenues.

We face significant competition that may cause us to lose market share.

The oilfield services industry is highly competitive and has relatively few barriers to entry. The principal competitive factors impacting sales of our services are price, reputation and technical expertise, equipment and service quality and health and safety standards. The market is also fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, as well as several large companies that possess substantially greater financial and other resources than we do. Our larger competitors’ greater resources could allow those competitors to compete more effectively than we can. For instance, our larger competitors may offer services at below-market prices or bundle ancillary services at no additional cost our customers. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets.

Some jobs are awarded on a bid basis, which further increases competition based on price. Pricing is often the primary factor in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. As a result of a combination of continued pressure from increased competition which began during the second half of 2018 and 2019 and decreased demand for our services in 2020 due to the COVID-19 pandemic, we had to lower the prices for our services, which adversely affected our results of operations. If competition remains the same or increases as a result of a continued industry downturn or future industry downturns, we may be required to lower our prices, which would adversely affect our results of operations. In the future, we may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. The amount of equipment available may exceed demand, which could result in active price competition. In addition, depressed commodity prices lower demand for hydraulic fracturing equipment, which results in excess equipment and lower utilization rates. In addition, some E&P companies have commenced completing their wells using their own hydraulic fracturing equipment and personnel. Any increase in the development and utilization of in-house fracturing capabilities by our customers could decrease the demand for our services and have a material adverse impact on our business.

In addition, competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality. We cannot assure that we will be able to maintain our competitive position.

Our business depends upon our ability to obtain specialized equipment, parts and key raw materials from third-party suppliers, and we may be vulnerable to delayed deliveries and future price increases.

While we operate a vertically integrated business, we purchase certain specialized equipment, parts and raw materials from third party suppliers and affiliates. At times during the commodity price cycle, there is a high demand for hydraulic fracturing and other oilfield services and extended lead times to obtain equipment and raw materials needed to provide these services. Should our current suppliers be unable or unwilling to provide the necessary equipment, parts or raw materials or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of our services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, future price increases for this type of equipment, parts and raw materials could negatively impact our ability to purchase new equipment, to update or expand our existing fleet, to timely repair equipment in our existing fleet or meet the current demands of our customers.

We currently rely on a limited number of suppliers for major equipment to build new electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology, and our reliance on these vendors exposes us to risks including price and timing of delivery.

We currently rely on a limited number of suppliers for major equipment to build our new electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology. During periods in which fracturing services are in high demand, we may experience delays in obtaining certain parts that are used in fabricating and assembling our fleets. If demand for hydraulic fracturing fleets or the components necessary to build such fleets increases or these vendors face financial distress or bankruptcy, these vendors may not be able to provide the components necessary to construct our electric-powered hydraulic fracturing fleets on schedule or at the current price. If this were to occur, we could be required to seek other suppliers for major equipment to build our electric-powered hydraulic fracturing fleets, which may adversely affect our revenues or increase our costs.

Reliance upon a few large customers may adversely affect our revenue and operating results.

The majority of our revenue is generated from our hydraulic fracturing services. Due to the large percentage of our revenue historically derived from our hydraulic fracturing services with recurring customers and the limited availability of our fracturing units, we have had some degree of customer concentration. Our top ten customers represented approximately 69% and 71% of our consolidated revenue for the years ended December 31, 2020 and 2019, respectively. It is likely that we will depend on a relatively small number of customers for a significant portion of our revenue in the future. If a major customer fails to pay us, cash flow from operations would be impacted and our operating results and financial condition could be harmed. Additionally, if we were to lose any material customer, we may not be able to redeploy our equipment at similar utilization or pricing levels and such loss could have an adverse effect on our business until the equipment is redeployed at similar utilization or pricing levels.

We are exposed to counterparty credit risk. Nonpayment and nonperformance by our customers, suppliers or vendors could adversely impact our operations, cash flows and financial condition.

Weak economic conditions and widespread financial distress, including the significantly reduced global and national economic activity caused by the COVID-19 pandemic, could reduce the liquidity of our customers, suppliers or vendors, making it more difficult for them to meet their obligations to us. We are therefore subject to heightened risks of loss resulting from nonpayment or nonperformance by our customers, suppliers and vendors. Severe financial problems encountered by our customers, suppliers and vendors could limit our ability to collect amounts owed to us, or to enforce the performance of obligations owed to us under contractual arrangements. In the event that any of our customers was to enter into bankruptcy, we could lose all or a portion of the amounts owed to us by such customer, and we may be forced to cancel all or a portion of our service contracts with such customer at significant expense to us.

In addition, nonperformance by suppliers or vendors who have committed to provide us with critical products or services could raise our costs or interfere with our ability to successfully conduct our business. All of the above may be exacerbated in the future as the COVID-19 outbreak and the governmental responses to the outbreak continue. These factors, combined with volatile prices of oil and natural gas, may precipitate a continued economic slowdown and/or a recession.

Oil and natural gas companies’ operations using hydraulic fracturing are substantially dependent on the availability of water. Restrictions on the ability to obtain water for E&P activities and the disposal of flowback and produced water may impact their operations and have a corresponding adverse effect on our business, results of operations and financial condition.

Water is an essential component of shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Our oil and natural gas producing customers’ access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, privatization, third party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. The occurrence of these or similar developments may result in limitations being placed on allocations of water due to needs by third party businesses with more senior contractual or permitting rights to the water. Our customers’ inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact their E&P operations and have a corresponding adverse effect on our business, results of operations and financial condition.

Moreover, the imposition of new environmental regulations and other regulatory initiatives could include increased restrictions on our producing customers’ ability to dispose of flowback and produced water generated by hydraulic fracturing or other fluids resulting from E&P activities. Applicable laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States and require that permits or other approvals be obtained to discharge pollutants to such waters. Additionally, regulations implemented under both federal and state laws prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the natural gas and oil industry into coastal waters. These laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and hazardous substances. Compliance with current and future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells and any inability to secure transportation and access to disposal wells with sufficient capacity to accept all of our flowback and produced water on economic terms may increase our customers’ operating costs and could result in restrictions, delays, or cancellations of our customers’ operations, the extent of which cannot be predicted.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team, including our Chief Executive Officer, Executive Chairman, Chief Operating Officer, Chief Legal Officer and Chief Financial Officer, could disrupt our operations. We do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

If we are unable to employ a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.

The delivery of our services requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the oilfield services industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced oilfield service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

A negative shift in investor sentiment of the oil and gas industry has had and will continue to have adverse effects on our customers’ operations and ability to raise debt and equity capital.

Certain segments of the investor community have developed negative sentiment towards investing in our industry. Recent equity returns in the sector versus other industry sectors have led to lower oil and gas and related services representation in certain key equity market indices. In addition, some investors, including investment advisors and certain sovereign wealth funds, pension funds, university endowments and family foundations, have stated policies to disinvest in the oil and gas sector based on their social and environmental considerations. Certain other stakeholders have also pressured commercial and investment banks and other lenders and investors to stop financing oil and gas production and related infrastructure projects, which adversely affects our customers. Such developments, including environmental activism and initiatives aimed at limiting climate change and reducing air pollution, could result in downward pressure on the stock prices of oilfield service companies, including ours. This may also potentially result in a reduction of available capital funding for potential transactions, impacting our future financial results.

Additionally, negative public perception regarding our industry may lead to increased regulatory scrutiny, which may, in turn, lead to new state and federal safety and environmental laws, regulations, guidelines or enforcement interpretations. Additionally, environmental groups, landowners, local groups and other advocates may oppose our customers’ operations through organized protests, attempts to block or sabotage our customers’ operations, intervene in regulatory or administrative proceedings involving our customers’ assets, or file lawsuits or other actions designed to prevent, disrupt or delay the development or operation of our customers’ assets. These actions may cause operational delays or restrictions, increased operating costs, additional regulatory burdens and increased risk of litigation for our customers, which could reduce our customers’ production levels over time and, as a result, may reduce demand for our services. Moreover, governmental authorities exercise considerable discretion in the timing and scope of permit issuance and the public may engage in the permitting process, including through intervention in the courts. Negative public perception could cause the permits that our customers require to conduct their operations to be withheld, delayed or burdened by requirements that restrict our customers’ ability to profitably conduct their businesses, which would also reduce demand for our services. Ultimately, this could make it more difficult to secure funding for our operations.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on the price of our common stock and our or our customers’ access to and cost of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies based on climate change-related concerns, which could affect our or our customers’ access to capital for potential growth projects.

Our operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could limit our ability to grow.

The oilfield services industry is capital intensive. In conducting our business and operations, we have made, and expect to continue to make, substantial capital expenditures. Our total capital expenditures were approximately $48.0 million for the year ended December 31, 2020. We have historically financed capital expenditures primarily with cash generated by operations, equipment and vendor financing and borrowings under our ABL Credit Facility (as defined herein) and other debt financing. Following the completion of this offering, we intend to finance our capital expenditures primarily with cash on hand, cash flow from operations and borrowings under our ABL Credit Facility. We may be unable to generate sufficient cash from operations and other capital resources to maintain planned or future levels of capital expenditures which, among other things, may prevent us from acquiring new equipment or properly maintaining our existing equipment. Further, any disruptions or continuing volatility in the global financial markets may lead to an increase in interest rates or a contraction in credit availability impacting our ability to finance our operations. This could put us at a competitive disadvantage or interfere with our growth plans. Further, our actual capital expenditures for 2021 or future years could exceed our capital expenditure budget. In the event our capital expenditure requirements at any time are greater than the amount we have available, we could be required to seek additional sources of capital, which may include debt financing, joint venture partnerships, sales of assets, offerings of debt or equity securities or other means. We may not be able to obtain any such alternative source of capital. We may be required to curtail or eliminate contemplated activities. If we can obtain alternative sources of capital, the terms of such alternative may not be favorable to us. In particular, the terms of any debt financing may include covenants that significantly restrict our operations. Our inability to grow as planned may reduce our chances of maintaining and improving profitability.

Concerns over general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

Concerns over global economic conditions, geopolitical issues, interest rates, inflation, the availability and cost of credit and the United States and foreign financial markets have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatility in commodity prices, business and consumer confidence and unemployment rates, have precipitated an economic slowdown. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which oil, natural gas and natural gas liquids can be sold, which could affect the ability of our customers to continue operations and ultimately adversely impact our results of operations, liquidity and financial condition.

Our indebtedness and liquidity needs could restrict our operations and make us more vulnerable to adverse economic conditions.

Our existing and future indebtedness, whether incurred in connection with acquisitions, operations or otherwise, may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	the covenants that are contained in the agreements governing our indebtedness could limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants could also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•

any failure to comply with the financial or other debt covenants, including covenants that impose requirements to maintain certain financial ratios, could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

•

our level of debt could impair our ability to obtain additional financing, or obtain additional financing on favorable terms, in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

•	our business may not generate sufficient cash flow from operations to enable us to meet our obligations under our indebtedness.

Restrictions in our debt agreements and any future financing agreements may limit our ability to finance future operations, meet capital needs or capitalize on potential acquisitions and other business opportunities.

The operating and financial restrictions and covenants in our revolving credit facility and any future financing agreements could restrict our ability to finance future operations, meet capital needs or to expand or pursue our business activities. For example, our debt agreements will restrict or limit our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of assets, businesses and operations;

•	materially alter the character of our business as conducted at the closing of this offering; and

•	make acquisitions, investments and capital expenditures and pay dividends.

Furthermore, our debt agreements contain certain other operating and financial covenants. Our ability to comply with the covenants and restrictions contained in our debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our debt agreements, a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our debt agreements or any new indebtedness could have similar or greater restrictions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements—ABL Credit Facility.”

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency.

Our ABL Credit Facility, Term Loan Credit Facility and Main Street Loan bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such indebtedness and materially reduce our profitability and cash flows. Furthermore, the upcoming cessation of the availability of the London Interbank Offered Rate (“LIBOR”) may adversely affect our business, financial position, results of operations and cash flows. On July 27, 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that after December 31, 2021, it would no longer compel banks to submit the rates required to calculate LIBOR. On March 5, 2021, the ICE Benchmark Administration, which administers LIBOR, and the FCA announced that all LIBOR settings will either cease to be provided by an administrator, or no longer be representative immediately after December 31, 2021, for all non-U.S. dollar LIBOR settings and one-week and two-month U.S. dollar LIBOR settings, and immediately after June 30, 2023 for the remaining U.S. dollar LIBOR settings (the “LIBOR Announcement”). It is not possible to predict the effect that the LIBOR Announcement, the discontinuation of LIBOR or the establishment of alternative reference rates may have on LIBOR, but financial products with interest rates tied to LIBOR may be adversely affected. Once LIBOR ceases to be published, it is uncertain whether it will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments. Our ABL Credit Facility and Term Loan Credit Facility each contain mechanics intended to address the anticipated cessation of the availability of LIBOR, and our Main Street Loan provides that the lender shall designate a comparable service or index in the event that LIBOR becomes unavailable.

Our operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which we may not be adequately insured and which could cause us to lose customers and substantial revenue.

Our operations are exposed to the risks inherent to our industry, such as equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards, such as oil spills and releases of, and exposure to, hazardous substances. For example, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. In addition, our operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods, other adverse weather conditions and earthquakes. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties or other damage resulting in curtailment or suspension of our operations. The cost of managing such risks may be significant. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues.

Our insurance may not be adequate to cover all losses or liabilities we may suffer. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition, sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position.

Since hydraulic fracturing activities are part of our operations, they are covered by our insurance against claims made for bodily injury, property damage and clean-up costs stemming from a sudden and accidental pollution event. However, we may not have coverage if we are unaware of the pollution event and unable to report the “occurrence” to our insurance company within the time frame required under our insurance policy. In addition, these policies do not provide coverage for all liabilities, and the insurance coverage may not be adequate to cover claims that may arise, or we may not be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

Our marketable securities may lose significant value due to credit, market and interest rate risks.

In connection with this offering, the Wilks will contribute a portfolio of equity and convertible debt securities of various oilfield services companies to us. Depending on various factors, including the results of operations and financial position of such issuers, the price levels of such securities, conditions in the securities markets and general economic and industry conditions, we may purchase more of or sell such securities, purchase or sell the securities of other issuers or seek to engage with the issuers of such securities with respect to strategic, operational and/or governance matters. The issuers of these securities operate in similar lines of business as we do and, as a result, will be subject to many of the same risks to which we are subject. The occurrence of any such risks with respect to such an issuer could adversely affect such issuer’s financial condition, results of operations or cash flows, in which case, the trading price of such issuer’s securities could decline and we could lose all or part of our investment. The value of these securities will also be subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by unusual events, such as the COVID-19 pandemic. A significant loss in value of these securities would negatively impact our financial condition and results of operations.

We will recognize these marketable securities that have readily determinable fair values in our balance sheet at fair value, with changes in such values reflected in our statement of operations as gain (loss) on investment securities.

Inaccuracies in our estimates of mineral reserves and resource deposits, or deficiencies in our title to those deposits, could result in our inability to mine the deposits or require us to pay higher than expected costs.

We base our mineral reserve and resource estimates on engineering, economic and geological data assembled and analyzed by our mining engineers, which are reviewed periodically by outside firms. However, commercial silica reserve estimates are necessarily imprecise and depend to some extent on statistical inferences drawn from available drilling data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of commercial silica reserves and non-reserve commercial silica deposits and costs to mine recoverable reserves, many of which are beyond our control and any of which could cause actual results to differ materially from our expectations. These uncertainties include:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions regarding the effectiveness of our mining, quality control and training programs;

•	assumptions concerning future prices of commercial silica products, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

In addition, title to, and the area of, mineral properties and water rights may also be disputed. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that we do not have title to one or more of our properties or lack appropriate water rights could cause us to lose any rights to explore, develop and extract any minerals on that property, without compensation for our prior expenditures relating to such property. Any inaccuracy in our estimates related to our mineral reserves and non-reserve mineral deposits, or our title to such deposits, could result in our inability to mine the deposits or require us to pay higher than expected costs.

Additionally, a portion of our reserves are located on approximately 630 acres that we lease pursuant to a lease that terminates in 2052 and requires that we commence production from the leased premises by January 1, 2032. If we do not commence mining activities by January 1, 2032, our lease of this property would terminate and we would lose our interest in these reserves.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants, refineries or transportation facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our services. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Increasing trucking regulations may increase our costs and negatively impact our results of operations.

In connection with our business operations, including the transportation and relocation of our hydraulic fracking equipment and shipment of frac sand, we operate trucks and other heavy equipment. As such, we operate as a motor carrier in providing certain of our services and therefore are subject to regulation by the United States Department of Transportation (“DOT”) and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing, insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials. Our trucking operations are subject to possible regulatory and legislative changes that may increase our costs. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard black box recorder device requirements or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Matters such as the weight and dimensions of equipment are also subject to federal and state regulations. From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Certain motor vehicle operators require registration with the DOT. This registration requires an acceptable operating record. The DOT periodically conducts compliance reviews and may revoke registration privileges based on certain safety performance criteria that could result in a suspension of operations.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.

We operate with most of our customers under master service agreements (“MSAs”). We endeavor to allocate potential liabilities and risks between the parties in the MSAs. Generally, under our MSAs, including those relating to our hydraulic fracturing services, we assume responsibility for, including control and removal of, pollution or contamination which originates above surface and originates from our equipment or services. Our customer assumes responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our hydraulic fracturing operations, their employees are injured or their properties are damaged by such operations, unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operation.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and process and record operational and accounting data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

While we have acquired licenses from USWS to construct electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology, we do not have patents or patent applications relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot ensure that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

We may be adversely affected by disputes regarding intellectual property rights of third parties.

Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim and is inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.

If we were to discover that our technologies or products infringe valid intellectual property rights of third parties, we may need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. If our inability to obtain required licenses for our technologies or products prevents us from selling our products, that could adversely impact our financial condition and results of operations.

Additionally, we currently license certain third party intellectual property in connection with our business, and the loss of any such license could adversely impact our financial condition and results of operations.

Seasonal weather conditions, natural disasters, public health crises, and other catastrophic events outside of our control could severely disrupt normal operations and harm our business.

Our operations are located in different regions of the United States. Some of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. However, as evidenced by the severe winter weather experienced in the southern United States and Canada during February 2021, weather-related hazards can exist in almost all the areas where we operate. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations or obtain adequate supplies of raw material or fuel, thereby reducing our ability to provide services and generate revenues. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our ability or our customers’ ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations. Climate change may exacerbate the likelihood or intensity of such natural disasters or inclement weather conditions. Furthermore, if the area in which we operate or the market demand for oil and natural gas is affected by a public health crisis, such as the coronavirus, or other similar catastrophic event outside of our control, our business and results of operations could suffer.

Risks related to environmental and regulatory matters

Our operations and the operations of our customers are subject to environmental, health and safety laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on our results of operations, financial position or cash flows.

The nature of our operations, and those of our customers, including the handling, transporting and disposing of a variety of fluids and substances, including hydraulic fracturing fluids and other regulated substances, air emissions, and wastewater discharges exposes us and our customers to some risk of environmental liability, including the release of pollutants from oil and natural gas wells and associated equipment to the environment. We are also subject to laws and regulations associated with sand mining and equipment manufacturing operations, including the processing, and the related storage, handling, transportation and disposal of raw materials, products and wastes. The cost of compliance with these laws can be significant. Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental, health and safety laws could expose us to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair our ability to conduct our operations. Such liability is commonly on a strict, joint and several liability basis, without regard to fault. Liability may be imposed as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Neighboring landowners and other third parties may file claims against us for personal injury or property damage allegedly caused by the release of pollutants into the environment. Environmental, health and safety laws and regulations have changed in the past, and they may change in the future and become more stringent. Current and future claims and liabilities may have a material adverse effect on us because of potential adverse outcomes, defense costs, diversion of management resources, unavailability of insurance coverage and other factors. The ultimate costs of these liabilities are difficult to determine and may exceed any reserves we may have established. If existing environmental, health and safety requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures. For more information, see “Business—Environmental and Occupational Health and Safety Regulations.”

Our operations, and those of our customers, are subject to a series of risks arising from climate change.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of carbon dioxide, methane and other GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, President Biden has established addressing climate change as a priority of his administration and has issued several executive orders addressing climate change. Moreover, following the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the federal Clean Air Act (“CAA”), the U.S. Environmental Protection Agency (“EPA”) has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, and together with the DOT, set GHG emissions and fuel economy standards for vehicles in the United States. The regulation of methane from oil and gas facilities has been subject to uncertainty in recent years. The EPA previously had promulgated new source performance standards (“NSPS”) imposing limitations on methane emissions from sources in the oil and gas sector. Subsequently, in September 2020, the Trump Administration rescinded those methane standards and removed the transmission and storage segments from the oil and gas source category under the CAA’s NSPS. However, in June 2021, President Biden signed a resolution passed by the U.S. Congress under the Congressional Review Act nullifying the September 2020 rule, effectively reinstating the prior standards. Additional action from the Biden Administration with respect to methane emissions from existing oil and gas sources is also expected in the future. The reinstatement of direct regulation of methane emission for new sources and the promulgation of requirements for existing oil and gas customers could result in increased costs for our customers and consequently adversely affect demand for our services.

Separately, various states and groups of states have adopted or are considering adopting legislation, regulation or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. For example, several states, including Pennsylvania and New Mexico, have proposed or adopted regulations restricting the emission of methane from E&P activities. At the international level, the United Nations-sponsored “Paris Agreement” requires member states to submit non-binding, individually-determined reduction goals known as Nationally Determined Contributions every five years after 2020. President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the United States’ emissions by 50-52% below 2005 levels by 2030. The impacts of these orders, and any legislation or regulation promulgated to fulfill the United States’ commitments under the Paris Agreement, cannot be predicted at this time.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates now in public office. On January 27, 2021, President Biden issued an executive order that calls for substantial action on climate change, including, among other things, the increased use of zero-emission vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across government agencies and economic sectors. The Biden Administration has also issued orders temporarily suspending the issuance of authorizations, and suspending the issuance of new leases pending a study, for oil and gas development on federal lands. For more information, see our regulatory disclosure titled “Regulation of Hydraulic Fracturing and Related Activities.” As a result, we cannot predict the full impact of these developments or whether the Biden Administration may pursue further restrictions. Other actions that could be pursued by the Biden Administration may include the imposition of more restrictive requirements for the establishment of pipeline infrastructure or the permitting of LNG export facilities, as well as more restrictive GHG emission limitations for oil and gas facilities. Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.

There are also increasing financial risks for fossil fuel producers as shareholders currently invested in fossil-fuel energy companies may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Recently, President Biden signed an executive order calling for the development of a “climate finance plan” and, separately, the Federal Reserve announced that is has joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate the GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for our services. Additionally, political, litigation and financial risks may result in our customers restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce the demand for our services. One or more of these developments could have a material adverse effect on our business, financial condition and results of operation.

Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our customers’ operations.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews and investment practices for such activities may serve to limit future oil and natural gas E&P activities and could have a material adverse effect on our results of operations and business.

Various federal, state and local legislative and regulatory initiatives have been, or could be undertaken which could result in additional requirements or restrictions being imposed on hydraulic fracturing operations. Currently, hydraulic fracturing is generally exempt from federal regulation under the Safe Drinking Water Act Underground Injection Control (the “SDWA UIC”) program and is typically regulated by state oil and gas commissions or similar agencies. However, certain federal agencies have increased scrutiny and regulation. For example, in late 2016, the EPA released a final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances. Additionally, the EPA has asserted regulatory authority pursuant to the SDWA UIC program over hydraulic fracturing activities involving the use of diesel fuel in the fracturing fluid and issued guidance of such activities. Furthermore, the U.S. Bureau of Land Management (the “BLM”) published a final rule in 2015 that established stringent standards relating to hydraulic fracturing on federal and Native American lands. The rule was rescinded, but the rescission is currently on appeal to the U.S. Court of Appeals for the Ninth Circuit. Similarly, the EPA has adopted rules on the capture of methane and other emissions released during hydraulic fracturing. In addition to federal regulatory actions, legislation has been introduced, but not enacted, in U.S. Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process.

Separately, the Biden Administration has taken action to restrict E&P activities, including hydraulic fracturing, on public lands. For more information, see “Business—Environmental and Occupational Health and Safety Regulations—Regulation of Hydraulic Fracturing and Related Activities.”

Many states and local governments have also adopted regulations that impose more stringent permitting, disclosure, disposal and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate, such as Texas, Colorado and North Dakota. States could also elect to place prohibitions on hydraulic fracturing, as several states have already done. In addition, some states have adopted broader sets of requirements related to oil and gas development more generally that could impact hydraulic fracturing activities. Separately, state and federal regulatory agencies have at times focused on a possible connection between hydraulic fracturing related activities, including the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity. Regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. To the extent any new regulations are adopted to restrict hydraulic fracturing activities or the disposal of fluids associated with such activities, it may adversely affect our customers and, as a result, demand for our services. For more information see “Business—Environmental and Occupational Health and Safety Regulations—Regulation of Hydraulic Fracturing and Related Activities.”

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays for our customers or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult for us and our customers to perform hydraulic fracturing. The adoption of any additional laws or regulations regarding hydraulic fracturing or further restrictions on the availability of capital for hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services and increased compliance costs and time. Such a decrease could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, tidal and biofuels) or increased focus on reducing the use of combustion engines in transportation (such as governmental mandates that ban the sale of new gasoline-powered automobiles) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

Conservation measures, commercial development and technological advances could reduce demand for oil and natural gas and our services.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The commercial development of economically-viable alternative energy sources and related products (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels) could have a similar effect. In addition, certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and development, including the allowance of percentage depletion for oil and natural gas properties, may be eliminated as a result of proposed legislation. Any future decreases in the rate at which oil and natural gas reserves are discovered or developed, whether due to the passage of legislation, increased governmental regulation leading to limitations, or prohibitions on exploration and drilling activity, including hydraulic fracturing, or other factors, could have a material adverse effect on our business and financial condition, even in a stronger oil and natural gas price environment.

Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct completion activities.

In the United States, the Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, inhabit the areas where we or our customers operate, our operations and the operations of our customers could be adversely impacted. Moreover, drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. The listing of new species under the ESA in the areas where our customers operate similarly has the potential to adversely impact our operations and demand for our services as a result of restrictions on oil and gas activities. For example, recently there have been renewed calls to review protections currently in place for the dunes sagebrush lizard, whose habitat includes parts of the Permian Basin, and to reconsider listing the species under the ESA, and, separately, a lawsuit has been filed to list the eastern hellbender salamander, whose habitat includes parts of the Appalachian Basin. Additionally, on June 1, 2021, U.S. Fish & Wildlife Service (the “FWS”) proposed to list two distinct population segments of the lesser prairie-chicken under the ESA. Various stakeholders have, in consultation with the FWS, developed a voluntary conservation plan to protect dunes sagebrush lizard habitat and limit disturbance of the dunes sagebrush lizard by participants’ activities. The voluntary conservation plan is known as a Candidate Conservation Agreement with Assurances (“CCAA”). We have joined the CCAA in an effort to mitigate potential impacts on our business of a listing of the dunes sagebrush lizard by the FWS.

In addition, as a result of one or more settlements approved by the FWS, the agency was required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS’ 2017 fiscal year. The FWS did not meet that deadline, but continues to evaluate whether to take action with respect to those species. The designation of previously unidentified endangered or threatened species could cause our operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands.

Risks related to this offering and our Class A Common stock

ProFrac Holding Corp. is a holding company. ProFrac Holding Corp.’s only material asset after completion of this offering will be its equity interest in ProFrac LLC, and ProFrac Holding Corp. will be accordingly dependent upon distributions from ProFrac LLC to pay taxes, make payments under the Tax Receivable Agreement and cover its corporate and other overhead expenses.

ProFrac Holding Corp. is a holding company and will have no material assets after completion of this offering other than its equity interest in ProFrac LLC. ProFrac Holding Corp. will have no independent means of generating revenue. To the extent ProFrac LLC has available cash, we intend to cause ProFrac LLC to make (i) generally pro rata distributions to the ProFrac LLC Unit Holders, including ProFrac Holding Corp., in an amount at least sufficient to allow ProFrac Holding Corp. to pay its taxes and to make payments under the Tax Receivable Agreement it will enter into with the TRA Holders and any subsequent tax receivable agreement that it may enter into in connection with future acquisitions and (ii) non-pro rata payments to ProFrac Holding Corp. to reimburse it for its corporate and other overhead expenses. To the extent that ProFrac Holding Corp. needs funds and ProFrac LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any current or future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because ProFrac Holding Corp. will have no independent means of generating revenue, ProFrac Holding Corp.’s ability to make tax payments and payments under the Tax Receivable Agreement is dependent on the ability of ProFrac LLC to make distributions to ProFrac Holding Corp. in an amount sufficient to cover ProFrac Holding Corp.’s tax obligations and obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of ProFrac LLC’s subsidiaries to make distributions to it. We intend that such distributions from ProFrac LLC and its subsidiaries be funded with cash from operations or from future borrowings. The ability of ProFrac LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by ProFrac LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that ProFrac Holding Corp. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

Conflicts of interest could arise in the future between us, on the one hand, and Dan and Farris Wilks and entities owned by or affiliated with them, on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities.

Conflicts of interest could arise in the future between us, on the one hand, and Dan and Farris Wilks and entities owned by or affiliated with them, on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities. Dan and Farris Wilks and other businesses owned by or affiliated with them operate in the energy and oilfield services industries. In the normal course of business, we have engaged in transactions with some of these companies. For more information, please see “Certain Relationships and Related Party Transactions.” Furthermore, Dan and Farris Wilks and other businesses owned by or affiliated with them may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

Our governing documents provide that Dan and Farris Wilks and their affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our clients, customers or vendors.

Dan and Farris Wilks or their affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. In addition, Dan and Farris Wilks and their affiliates may dispose of their interests in energy or other oilfield services companies or other assets in the future, without any obligation to offer us the opportunity to purchase any of those interests or assets.

In any of these matters, the interests of Dan and Farris Wilks and their affiliates and other business owned by or affiliated with them may differ or conflict with the interests of our other shareholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our Class A common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of Sarbanes-Oxley, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of Sarbanes-Oxley, related regulations of the SEC and the requirements of the                 , with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by ;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will be required to comply with certain provisions of Section 404 of Sarbanes-Oxley as early as our fiscal year ending December 31, 2022. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming a large accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the price of our Class A common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

•	our operating and financial performance

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other shareholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and materially harm our business, operating results and financial condition.

The Wilks have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Wilks will own approximately         % of our voting stock (or approximately         % if the underwriters’ option to purchase additional shares is exercised in full). As a result, the Wilks will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Wilks with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Wilks may have different tax and other positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration tax or other considerations of the Wilks which may differ from the considerations of us or our other stockholders. Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Furthermore, in connection with this offering, we expect to enter into a stockholders’ agreement with the Wilks that will address the right to designate nominees for election to our board following this offering. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of the Company. Moreover, the Wilks’ concentration of stock ownership may adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

A significant reduction by Dan and Farris Wilks of their ownership interests in us could adversely affect us.

We believe that the Wilks’ substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, the Wilks will not be subject to any obligation to maintain their ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce their ownership interest in us. If the Wilks sell all or a substantial portion of their ownership interests in us, they may have less incentive to assist in our success and they may choose to resign from their positions as members of our board of directors. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include the following:

•	after we cease to be a controlled company, dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•

after we cease to be a controlled company, and subject to the terms of our Stockholders’ Agreement, providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•

after we cease to be a controlled company, permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•

after we cease to be a controlled company, permitting special meetings of our stockholders to be called only by our Chief Executive Officer, the chairman of our board of directors and our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•

after we cease to be a controlled company, and subject to the rights of the holders of shares of any series of our preferred stock and the terms of our Stockholders’ Agreement, requiring the affirmative vote of the holders of at least 66 2/3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events will have the effect of accelerating the payments due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of the Company. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, ProFrac Holding Corp. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $         per share in the net tangible book value per share of Class A common stock from the initial public offering price, and our historical and pro forma net tangible book value as of                 , 2021 would be $         per share. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common stock. We intend to use the net proceeds from this offering for general corporate purposes, including for the repayment of debt and to fund growth capital expenditures. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our Class A common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay cash dividends on our Class A common stock and our existing debt agreements place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue or sell additional shares of Class A common stock or securities that are convertible or exchangeable therefor. After the completion of this offering, we will have                 outstanding shares of Class A common stock (or                 shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised in full). This number includes                 shares that we are selling in this offering and                 shares that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, the Wilks will own                 shares of our Class A common stock and                 shares of our Class B common stock, or approximately         % of our total outstanding shares. Certain ProFrac LLC Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their ProFrac LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors that will own equity in us following the completion of this offering and all of our executive officers have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of          days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

ProFrac Holding Corp. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, ProFrac Holding Corp. will enter into the Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by ProFrac Holding

Corp. to TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that ProFrac Holding Corp. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain increases in tax basis available to ProFrac Holding Corp. as a result of the exercise of the Redemption Right or the Call Right and certain benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of any actual net cash tax savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we experience a change of control (as defined in the Tax Receivable Agreement, which includes certain mergers, asset sales, or other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) and ProFrac Holding Corp. makes the termination payments specified in the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence          in          and to continue for          years after the date of the last redemption of the ProFrac LLC Units.

The payment obligations under the Tax Receivable Agreement are ProFrac Holding Corp.’s obligations and not obligations of ProFrac LLC, and we expect that the payments required to be made under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash tax savings generally are calculated by comparing ProFrac Holding Corp.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount ProFrac Holding Corp. would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of any payments under the Tax Receivable Agreement will vary depending on a number of factors, including the timing of any redemption of ProFrac LLC Units, the price of ProFrac Holding Corp.’s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming ProFrac LLC Unit Holder’s tax basis in its ProFrac LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of ProFrac Holding Corp.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Any distributions made by ProFrac LLC to ProFrac Holding Corp. in order to enable ProFrac Holding Corp. to make payments under the Tax Receivable Agreement, as well as any corresponding pro rata distributions made to the other ProFrac LLC Unit Holders, could have an adverse impact on our liquidity.

The payments under the Tax Receivable Agreement will not be conditioned upon a TRA Holder having a continued ownership interest in ProFrac Holding Corp. or ProFrac LLC. For additional information regarding the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, ProFrac Holding Corp. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement would accelerate and ProFrac Holding Corp. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to                 plus                 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that ProFrac Holding Corp. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any ProFrac LLC Units (other than those held by ProFrac Holding Corp.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early, ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement was terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $         million (calculated using a discount rate equal to                 plus                  basis points, applied against an undiscounted liability of $         million calculated at the 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates). The foregoing amount is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to satisfy our obligations under the Tax Receivable Agreement.

Please read “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In the event that payment obligations under the Tax Receivable Agreement are accelerated in connection with certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), ProFrac Holding Corp. would be obligated to make a substantial immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, any payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders’ having a continued interest in ProFrac Holding Corp. or ProFrac LLC. Accordingly, the TRA Holders’ interests may conflict with those of the holders of our Class A common stock. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, ProFrac Holding Corp. realizes in respect of the tax attributes subject to the Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The U.S. Internal Revenue Service (“IRS”) or another taxing authority may challenge all or part of the tax basis increases covered by the Tax Receivable Agreement, as well as other related tax positions we take, and a court could sustain such challenge. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax

Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against future payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, we could make payments that are greater than ProFrac Holding Corp.’s actual cash tax savings, if any, and we may not be able to recoup those payments, which could materially adversely affect our liquidity.

If ProFrac LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, ProFrac Holding Corp. and ProFrac LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by ProFrac Holding Corp. under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that ProFrac LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of ProFrac LLC Units pursuant to the Redemption Right (or the Call Right) or other transfers of ProFrac LLC Units could cause ProFrac LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of ProFrac LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of ProFrac LLC, and the ProFrac LLC Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of unitholders of ProFrac LLC to transfer their ProFrac LLC Units and will provide ProFrac Holding Corp., as the managing member of ProFrac LLC, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of ProFrac LLC to redeem their ProFrac LLC Units pursuant to the Redemption Right to the extent ProFrac Holding Corp. believes it is necessary to ensure that ProFrac LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

If ProFrac LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for ProFrac Holding Corp. and for ProFrac LLC, including as a result of ProFrac Holding Corp.’s inability to file a consolidated U.S. federal income tax return with ProFrac LLC. In addition, ProFrac Holding Corp. may not be able to realize tax benefits covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by ProFrac Holding Corp. under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of ProFrac LLC’s assets) were subsequently determined to have been unavailable.

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Any changes in our effective tax rates or tax liabilities could adversely affect our results of operations and financial condition. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest or other liabilities that could have an adverse effect on our operating results and financial condition.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of ProFrac LLC, we will control and operate ProFrac LLC. On that basis, we believe that our interest in ProFrac LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of ProFrac LLC, our interest in ProFrac LLC could be deemed to be an “investment security” for purposes of the 1940 Act.

We are also at risk of inadvertently being deemed an investment company that is required to register under the 1940 Act as a result of the portfolio securities we own. While the value of those securities do not exceed 40% of the value of our total assets (excluding U.S. government securities and cash items), events beyond our control, such as significant appreciation or depreciation in the market value of certain of our publicly traded holdings, adverse developments with respect to our ownership of certain of our subsidiaries and transactions involving the sale of certain assets, could result in our becoming an investment company. If we are deemed to be an inadvertent investment company, we may seek to rely on a safe-harbor under the 1940 Act that would provide us a one-year grace period to take steps to avoid being deemed an investment company. In order to avoid being deemed an investment company, we might be required to take steps to reduce the percentage of our assets that constitute investment securities under the 1940 Act, such as selling marketable securities, which we may be required to do at a loss or at unattractive prices. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe-harbor. If we are unsuccessful, then we would have to register as an investment company, and we would be unable to operate our business in its current form.

Although we and ProFrac LLC intend to conduct our operations so that we will not be deemed an investment company, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

We expect to be a “controlled company” within the meaning of the                  rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, the Wilks will own a majority of the combined voting power of all classes of our outstanding voting stock. Additionally, we expect that the Wilks will be deemed a group for purposes of certain rules and regulations of the SEC as a result of the Stockholders’ Agreement. As a result, we expect to be a controlled company within the meaning of the                  corporate governance standards. Under the                 rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain                 corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the ;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                  . See “Management.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. Additionally, as an emerging growth company, we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our

Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. Additionally, we intend to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards.

If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our Class A common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our Class A common stock and other securities and their trading volume to decline.

Use of proceeds

We expect to receive approximately $         million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to contribute all of the net proceeds of this offering to ProFrac LLC in exchange for ProFrac LLC Units. ProFrac LLC will use the net proceeds contributed to it for general corporate purposes, including for the repayment of debt and to fund growth capital expenditures.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds directed to general corporate purposes.

Dividend policy

We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends on our Class A common stock. See “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We do not intend to pay cash dividends on our Class A common stock and our existing debt agreements place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of              , 2021:

•	on an actual basis for ProFrac Predecessor; and

•

on an as adjusted basis to give effect to (i) the transactions described under “Corporate Reorganization,” (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $         per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering. This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated and combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization” and “Use of Proceeds.”

As of , 2021
	Actual(1)	As adjusted(2)
(in thousands, except share counts and par value)

Cash and cash equivalents	$	$

Long-term debt:
ABL Credit Facility	$	$
Term loan due 2023
Main Street loan due 2025
Best Flow Credit Facility
Alpine Credit Facility
Note payable due 2021
Note payable due 2021
Note payable due 2022
Less: unamortized debt issuance costs
Less: current portion of long term debt

Total long-term debt	$	$

Members’/Shareholders’ equity:
Class A common stock, $ par value; no shares authorized, issued or outstanding (Actual Historical); shares authorized, shares issued and outstanding, As Adjusted)
Class B common stock, $ par value; no shares authorized, issued or outstanding (Actual Historical); shares authorized, shares issued and outstanding, As Adjusted)
Members’ Equity
Additional paid-in capital
Accumulated deficit
Non-controlling interest
Total shareholders’ equity
Total Capitalization	$	$

(1)	ProFrac Holding Corp. was incorporated on August 17, 2021. The data in this table has been derived from the historical consolidated and combined financial statements included in this prospectus, which reflect the financial condition and results of operations of ProFrac Predecessor as discussed elsewhere in this prospectus.

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $ per share (the midpoint of the rage on the cover page of this prospectus) would increase or decrease total equity and total capitalization by approximately $ million and $ million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of one million shares offered by us at an assumed offering price of $ per share (the midpoint of the range on the cover page of this prospectus) would increase or decrease total equity and total capitalization by approximately $ million and $ million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any decrease in either the assumed initial public offering price or the number of shares we are offering, or a combination of both, that results in a total decrease of $ million or more in the expected proceeds of this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would result in an equivalent total decrease in cash and cash equivalents.

Dilution

Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our Class A common stock for accounting purposes. Our net tangible book value as of                 , 2021 was approximately $         million, or $         per share of Class A common stock.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of Class A common stock that will be outstanding immediately prior to the closing of this offering. Assuming an initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such proceeds as described in “Use of Proceeds”), our adjusted pro forma net tangible book value as of                 , 2021 would have been approximately $         million, or $         per share. This represents an immediate increase in the net tangible book value of $         per share to the Existing Owners and an immediate dilution to new investors purchasing shares in this offering of $         per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the ProFrac LLC Units have been exchanged for Class A common stock):

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of , 2021 (before this offering and after giving effect to our corporate reorganization)	$

Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share (after giving effect to the corporate reorganization and this offering)
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$

(1)	If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $ or $ , respectively.

The following table summarizes, on an adjusted pro forma basis as of                 , 2021, the total number of shares of Class A common stock owned by the Existing Owners (assuming that 100% of the ProFrac LLC Units held by the Existing Owners have been exchanged for shares of Class A common stock (and the corresponding shares of Class B common stock have been cancelled)) and to be owned by new investors, the total consideration paid and the average price per share paid by the Existing Owners and to be paid by new investors in this offering at $         per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing Owners		%	$	%	$
New investors in this offering

Total		%	$	%	$

The data in the table excludes                 shares of Class A common stock initially reserved for issuance under our long term incentive plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $         million, assuming the number of shares of Class A common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to                 , or approximately         % of the total number of shares of Class A common stock.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our Predecessor and ProFrac Holding Corp.

ProFrac Holding Corp. was formed on August 17, 2021, and has not conducted and will not conduct any material business operations prior to the completion of the transactions described under “Corporate Reorganization” other than certain activities related to this offering. Our predecessor consists of ProFrac LLC, Best Flow and Alpine (which we refer to as “ProFrac Predecessor”) on a consolidated and combined basis. The Wilks hold a controlling interest in ProFrac LLC, Best Flow and Alpine. Prior to the effectiveness of the registration statement of which this prospectus forms a part, all of the membership interests in Best Flow and Alpine will be contributed to ProFrac LLC in exchange for membership interests in ProFrac LLC. The historical consolidated and combined financial information included in this prospectus presents the historical financial information of ProFrac Predecessor. The historical consolidated and combined financial information of ProFrac Predecessor is not indicative of the results that may be expected in any future periods. For more information, please see the historical consolidated and combined financial statements and related notes thereto included elsewhere in this prospectus and “—Factors Affecting the Comparability of Our Financial Results.”

Overview

We are a growth-oriented, vertically integrated and innovation-driven energy services company providing hydraulic fracturing, completion services and other complementary products and services to leading upstream oil and gas companies engaged in the E&P of North American unconventional oil and natural gas resources. Founded in 2016, ProFrac was built to be the go-to service provider for E&P companies’ most demanding hydraulic fracturing needs. We are focused on employing new technologies to significantly reduce GHG emissions and increase efficiency in what has historically been an emissions-intensive component of the unconventional E&P development process. We believe the technical and operational capabilities of our fleets ideally position us to capture increased demand resulting from the market recovery and our customers’ shifting preferences favoring the sustainable development of natural resources.

Our operations are primarily focused in the Appalachian, East Texas/Louisiana and Permian Basins, where we have cultivated deep and longstanding customer relationships with some of those regions’ most active E&P companies. We operate in three business segments: stimulation services, manufacturing and proppant production. We are the largest private provider of hydraulic fracturing services in North America by HHP, with an aggregate installed capacity of over 1.0 million HHP across 20 conventional fleets, of which, as of June 30, 2021, 13 were active, four were able to be deployed with no to minimal required capital expenditures and the remainder were able to be deployed with an average of $2.0 million in required capital expenditures per fleet. Our conventional fleets are among the most emissions-friendly and capable in the industry, which we believe provides us a competitive advantage over our peers as E&P companies seek to improve their ESG profiles without sacrificing service quality. Further, we believe that because of our fleets’ capabilities and reliability, and our relentless focus on efficient and environmentally-sound energy service solutions, our high-quality customer base views us as an integral partner in these efforts.

Our lower-emission conventional hydraulic fracturing fleets have been designed to reduce our customers’ relative emissions footprint while handling the most demanding well completions, which are characterized by higher pumping pressures, higher pumping volumes, longer horizontal wellbores, more frac stages per lateral and increasing amounts of proppant pumped per well. More than 90% of our fleets are less than five years old, with 54% having Tier IV engines and 40% having dual fuel capabilities. In addition, we have paired these technologies with our proprietary ESCs to reduce idle time, which is the time during which an engine typically generates the highest amount of emissions, by as much as 90%, and reduce fuel consumption and GHG emissions by as much as 24%. In addition, these ESCs are capable of cold starting the engines on our pumping units without the assistance of truck tractors. This technology allows us to significantly decrease the number of truck tractors required for our operations, not only further reducing overall emissions but also eliminating the capital, safety risks and operating and maintenance costs and associated with operating the additional truck tractors required for fleets that do not utilize ESCs. On the whole, these cost savings are significant and we are able to avoid an incremental $15,000 per year in costs associated with each tractor truck eliminated from our operations. Since early 2021, we have installed ESCs in five fleets, and have reduced our truck tractor count by 101. We continue to install ESCs throughout all of our fleets and anticipate being able to realize total cost savings of approximately $300,000 per year per fleet as a result. When further combined with our real time GHG emissions monitoring, our fleets create additional synergies in efficiency that result in cost savings for our customers. We intend to continue to upgrade and overhaul our other fleets with the goal of having all of our conventional fleets similarly equipped, a process made cheaper by our in-house manufacturing capabilities detailed below. This strategy aligns with our ESG initiative to minimize our carbon footprint as a part of our goal to have all of our conventional fleets equipped with emissions reduction technology.

In concert with our existing low-emission conventional fleets, we have recently entered into an agreement with USWS, allowing us to acquire up to 20 licenses (along with certain other rights) to construct in-house new, electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology. This technology utilizes electric motors powered by lower-cost, lower-emission power solutions, including local utility-sourced line power, or on-site generation from natural gas produced and conditioned in the field, CNG, LNG, and/or traditional fuels, if needed. This flexibility in fuel supply can provide our customers with additional tools to meet their emissions and sustainability goals by reducing their reliance on diesel, as well as offer potentially significant fuel cost savings. We believe that our fleets equipped with Clean Fleet® technology will supplement our environmentally advantaged conventional fleets and provide our customers an optimized suite of options to satisfy their ESG objectives while maximizing operating efficiency. We have three electric-powered fleets under construction and currently expect the first of these fleets, which has already been contracted with a customer for a one-year term, to be ready for deployment during the first quarter of 2022. We believe that our new electric fleets, together with our existing conventional fleets, which we continue to optimize to incorporate efficiency-enhancing features, place us on the leading edge of the domestic hydraulic fracturing business and position us to maintain a high equipment utilization rate, low emissions and attractive profitability.

Facilitating the advanced technology and operational capability of our equipment is our vertically integrated business model and supply chain management, which allows us to manufacture, assemble, repair and maintain our own fleets and ancillary frac equipment, including power ends, fluid ends, flow iron and monolines. We operate facilities in Cisco and Fort Worth, Texas, including an ISO 9001 2015 certified OEM manufacturing facility, in which we manufacture and refurbish many of the components used by our fleets, including pumps, fluid ends, power ends, flow iron and other consumables. These facilities provide in-house manufacturing capacity that enables cost-advantaged growth and maintenance. We have the ability to manufacture up to 55,000 HHP per month (including electric fleets) and perform substantially all of the maintenance, repair and servicing of our hydraulic fracturing fleets.

Vertical integration enables us to realize a lower capital investment and operating expense by capturing the margin of manufacturing and/or maintenance, by recycling and refurbishing older machinery in our fleet, as opposed to disposing of it, and by enabling the ongoing improvement of our equipment and processes as part of a continuous research and development cycle. This combination also facilitates our “Acquire, Retire, Replace” approach to growing, maintaining and modernizing our fleets, and helps insulate us from supply chain constraints that have disrupted competitors’ and customers’ operations in the past. Our in-house manufacturing capabilities also allow us to rapidly implement new technologies in a cost-effective manner not possible for many of our peers. We believe that as a result of this vertical integration, we are able to achieve conventional Tier IV dual fuel fleet construction costs of $540 per HHP contrasted with an industry cost of up to $861 per HHP, according to Daniel Energy Partners, and an average expected price to build electric fleets, including power generation, of $467 per HHP.

Our manufacturing capabilities and control over the manufacturing process have allowed us to design and build hydraulic fracturing fleets to uniform specifications intended for deployment in resource basins requiring high levels of pressure, flow rate and sand intensity. We believe the standardized, modular configuration of our equipment provides us with several competitive advantages, including reduced repair and maintenance costs, reduced downtime, reduced inventory costs, reduced complexity in our operations, training efficiencies and the ability to redeploy equipment among operating basins. We believe that our uniform fleet specifications along with the ability to more directly control our supply chain and end-of-life management for our equipment differentiates us from competitors who typically purchase such equipment from third party manufacturers and rely on such manufacturers or other third parties for repair and maintenance.

We also provide ancillary services, further increasing our value as a business partner to our customers, including frac design and related services, frac sand and chemical supply, logistics coordination and real time data reporting, such as operational statistics, inventory management, completions updates and emissions monitoring. We also operate an approximate three-million-ton-per-year sand mine and processing facility in Kermit, Texas, with proved reserves of 42.3 million tons, which allows us to sell proppant to our customers in West Texas and Southeastern New Mexico. Our integrated service platform creates operational efficiencies for our customers and allows us to capture a greater portion of their development capital spending, positioning us to maintain high equipment utilization rates, low emissions and attractive profitability.

For the year ended December 31, 2020, we generated net losses of approximately $118.5 million, Adjusted EBITDA of approximately $72.8 million and Free Cash Flow of approximately $29.4 million. For the definitions of Adjusted EBITDA and Free Cash Flow and a reconciliation from to their most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical Consolidated and Combined Financial Data—Non-GAAP Financial Measures.”

Overall trends and outlook

The global public health crisis associated with the COVID-19 pandemic had an unprecedented effect on demand for energy, crude oil prices and global economic activity. In 2020, the combined effect of COVID-19 and the disruptions to the energy industry led to a rapid and significant decline in WTI crude oil prices and Henry Hub natural gas prices, further exacerbating the oilfield service industry conditions still reeling from the broad oil and gas downturn that originally started in 2014. In response to the significant drop in commodity prices, E&P companies acted swiftly to reduce capital budgets and drilling and completion activity. Reduced demand for services compounded by constrained capital access forced the acceleration of the attrition cycle for pressure pumping equipment as older equipment requiring higher repair and maintenance spending were used for spare parts or scrapped in a process that we refer to as cannibalization. Compounding the shrinking effects of cannibalization, several competitors became insolvent and liquidated assets, many of which were sold to overseas markets for use in less demanding well completions activity. Rystad Energy estimates that total HHP capacity has declined by approximately 8.3 million HHP as of July 31, 2021 from approximately 21 million HHP at the end of 2019, as a result of frac equipment permanently leaving the market as a result of scrapping, cannibalization and deferred maintenance. In addition, approximately 30% of remaining horsepower is comprised of obsolete or non-operational fleets, according to Rystad Energy.

Difficult industry conditions allowed us to strengthen our industry leadership position by implementing targeted and forward-looking initiatives. First, we utilized our in-house repair and maintenance yards to maintain and ensure ongoing operational integrity of our equipment without cannibalization, retaining the quality and reliability of our fleet. Second, we implemented several back-office optimization projects, allowing us to automate processes, increase data accuracy and maintain lower headcount in anticipation of an improving market. Third, we successfully completed in-house research and development regarding advanced power end and fluid ends designs, leading to substantially longer life of our expendables and reduced repair and maintenance costs. Fourth, we added over 140 dual fuel kits to our Tier IV engines, in order to position ourselves as a market leading provider of low carbon emission solutions. Finally, we completed the acquisition of EKU, a provider of idle reduction technologies and other equipment engineering and controls that further reduce the carbon footprint of our fleet.

Drilling and completion activities for oil and gas are heavily influenced by oil and gas prices. While recently a significant amount of E&P activity and spending has been allocated toward Permian oil development, we have remained committed to the gas basins and this commitment has yielded superior profitability results and high utilization of our fleets. We have a significant presence in the Haynesville Shale, a high-pressure, high-rate natural gas basin in East Texas and Louisiana, and the northeast’s Marcellus and Utica shales. Natural gas prices are currently at their highest level since 2018. Over the long term, EIA expects exports and industrial use will drive natural gas demand. Industrial consumption is expected to increase 35%, or 3.6 Tcf over the next 30 years. Adding to the strong demand outlook for our services in natural gas basins, there are 11.31 bcfpd of existing LNG export facilities in the United States, 8.37 bcfpd of new facilities currently under construction and 22.13 bcfpd of new facilities approved by the Federal Energy Regulatory Commission.

While commodity prices have returned to and exceeded pre-pandemic levels, the pandemic has nonetheless led to supply chain disruptions worldwide. Tariffs, access to employees, increased shipping rates and raw material shortages are plaguing markets. Our supply chain is either vertically integrated or predominantly U.S. based, insulating us from global disruptions and price increases and allowing us to continue to maintain attractive margins. In response to industry-wide compensation reductions and layoffs, we implemented a variety of programs to help improve employee morale and loyalty during the downturn. The result was minimal turnover of middle to senior management at corporate and district levels, including retaining all district managers. We believe our committed base of employees will allow us to continue providing superior customer service as the industry is exiting the downturn.

The oil and gas industry is currently undergoing significant realignment of operating practices with a focus on reducing impacts to the environment. Many E&P companies are implementing carbon tracking and reduction initiatives and are expecting oilfield service providers to deliver products and services that utilize the most advanced and environmentally friendly technologies. We believe that companies in the pressure pumping industry with the most technologically advanced fleets and lowest carbon footprint will likely see significant growth in market share at the expense of companies with less advanced equipment. We have embraced tangible initiatives that help to protect the environment and improve our environment and communities making it part of our organizational culture since early in the life of the company. We have and we continue to invest in a number of industry leading advanced technologies that reduce carbon emissions while increasing profitability. Since the company’s inception, we ordered and installed over 220 Tier IV engines for our new-build program. In late 2018, we sold our first fleet, which we originally bought at auction in 2016, due to its inefficiency and high emission profile. In early-2019 we installed our first engine standby controller, which reduces idle in our frac engines and reduces the number of truck tractors we need on location. In mid-2019, we installed our first Tier IV dual fuel system that we developed along with a third party, and we have installed over 160 dual fuel kits since that time. To facilitate our efforts to further reduce fuel consumption in our fleets, in January 2021 we acquired a majority stake in EKU, which manufactures our ESCs. We also co-developed an emissions dashboard for our customers, which has enabled us to accurately track carbon emissions reductions on location. In 2021, we completed the upgrade of a Tier 2 engine to a Tier IV DGB engine and began field testing. We are currently upgrading two to three engines per month from Tier 2 to Tier IV DGB. Finally, in June, 2021 we entered into an agreement with USWS under which we have the ability to acquire up to 20 licenses to construct electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology. We believe that these initiatives and commitment to lower emissions will help us lead the energy transition of the frac industry towards cleaner and sustainable business.

Our competitors include many large and small oilfield services companies, including Haliburton, Liberty Oilfield Services, ProPetro Holding, NexTier Oilfield Solutions and a number of private locally oriented businesses in each of the basins in which we operate. Competitive factors impacting sales of our services are price, reputation and technical expertise, service and equipment quality, and health and safety standards. Although we believe our customers consider all of these factors, we believe price is a key factor in E&P companies’ criteria in choosing a service provider. While we seek to price our services competitively, we believe many of our customers elect to work with us based on our technological innovation, equipment capability and our commitment to a more ESG-conscious service offering.

How we generate revenue

We operate three business segments: stimulation services, manufacturing and proppant production.

Stimulation services.    We own and operate a fleet of mobile hydraulic fracturing units and other auxiliary equipment that generates revenue by providing stimulation services to our customers. We also provide personnel and services that are tailored to meet each of our customers’ needs. We generally do not have long-term written contractual arrangements with our customers other than standard master service agreements, which include general contractual terms between our customers and us. We charge our customers on a per-job basis, in which we set pricing terms after receiving full specifications for the requested job, including the lateral length of the customer’s wellbore, the number of frac stages per well, the amount of proppant employed and other specifications of the job. Well stimulation contains complementary services that we often provide to our customers, including sand and associated logistics, chemicals and fuel. These complementary services are provided through various contractual arrangements based on our customers’ needs.

Manufacturing.    We primarily generate revenue through sales of highly engineered, tight tolerance machined, assembled, and factory tested products such as high horsepower pumps, valves, piping, swivels, large-bore manifold systems, seats, and fluid ends. We operate facilities in Cisco and Fort Worth, Texas, including an ISO 9001 2015 certified OEM manufacturing facility, in which we manufacture and refurbish many of the components used by our fleets, including pumps, fluid ends, power ends, flow iron and other consumables. Additionally, we provide iron inspection, iron recertification, pump refurbishment, fluid end refurbishment, pump function testing, paint, scrap, and lube system change services. We charge our customers for equipment based on a per-order basis, in which we set pricing terms after receiving full specifications for the requested equipment. We charge our customers for our services based on the parts and labor incurred. For the year ended December 31, 2020, approximately 97% of our manufacturing segment’s revenue was intersegment revenue.

Proppant production.    We generate revenue by providing proppant to oilfield service providers and E&P companies. We own and operate a sand mine in west Texas, and we charge our customers on a per ton of proppant basis at current market prices. We do not have long-term written contractual arrangements with our customers with fixed pricing. For the year ended December 31, 2020, approximately 20% of our proppant production segment’s revenue was intersegment revenue.

Costs of conducting our business

The principal costs of products and services involved in operating our business are expendables, personnel, equipment repairs and maintenance and fuel. Our fixed costs are relatively low and a large portion of the costs described below are only incurred as we perform jobs for our customers.

Expendables.    Expendables used in our stimulation services business are the largest expenses incurred, and include the fuel, product and freight costs associated with proppant, chemicals and other consumables. Fuel is consumed both in the operation and movement of our hydraulic fracturing fleets and other equipment. In our proppant production business, fuel to run equipment is one of our major expenses. These costs comprise a substantial variable component of our service costs, particularly with respect to the quantity and quality of sand demanded when providing hydraulic fracturing services. Expendable product costs comprised approximately 52% and 57% of total costs of service for the years ended December 31, 2020 and 2019, respectively.

Raw Materials.    Our manufacturing segment relies on various raw materials, specifically various grades of steel and other raw metals, and electricity.

Direct Labor Costs.    Payroll and benefit expenses directly related to the delivery of our products and services are included in our operating costs. Direct labor costs amounted to 16% and 16% of total costs of products and services for the years ended December 31, 2020 and 2019, respectively.

Other Direct Costs.    We incur other expenses related to our products and service offerings, including the costs of repairs and maintenance, general supplies, equipment rental and other miscellaneous operating expenses. Capital expenditures to upgrade or extend the useful life of equipment are not included in other direct costs. Other expenses were 30% and 23% of total costs of products and service for the years ended December 31, 2020 and 2019, respectively.

How we evaluate our operations

Our management uses a variety of financial and operating metrics to evaluate and analyze the performance of our business, including Adjusted EBITDA and Free Cash Flow.

Note regarding Non-GAAP financial measures

Adjusted EBITDA and Free Cash Flow

Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures and should not be considered as substitutes for net income, net loss, operating loss or any other performance measure derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. Adjusted EBITDA and Free Cash Flow are supplemental measures utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess our financial performance because they allow us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income tax rates).

We view Adjusted EBITDA and Free Cash Flow as important indicators of performance. We define Adjusted EBITDA as our net income (loss), before (i) interest expense, net, (ii) income tax provision, (iii) depreciation and depletion, (iv) loss on disposal of assets and (v) other unusual or non-recurring charges, such as costs related to our initial public offering, non-recurring supply commitment charges, certain bad debt expense and gain on extinguishment of debt. We define Free Cash Flow as Adjusted EBITDA less net capital expenditures. Net capital expenditures is defined as capital expenditures less proceeds from sales of assets.

We believe that our presentation of Adjusted EBITDA and Free Cash Flow will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to Adjusted EBITDA and Free Cash Flow. Adjusted EBITDA and Free Cash Flow should not be considered as an alternative to net income. Adjusted EBITDA and Free Cash Flow have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. Free Cash Flow is not necessarily indicative of cash available for discretionary expenditures. You should not consider Adjusted EBITDA or Free Cash Flow in isolation or as a substitute for an analysis of our results as reported under GAAP. Because Adjusted EBITDA and Free Cash Flow may be defined differently by other companies in our industry, our definition of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary—Summary Historical Consolidated and Combined Financial Data—Non-GAAP Financial Measures.”

Factors affecting the comparability of our financial results

Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

Corporate reorganization

ProFrac Holding Corp. was incorporated to serve as the issuer in this offering and has no previous operations, assets or liabilities. Following the completion of the corporate reorganization, ProFrac LLC, Best Flow and Alpine will be our direct and indirect subsidiaries. As we integrate our operations and further implement controls, processes and infrastructure, it is likely that we will incur incremental selling, general and administrative expenses relative to historical periods.

In addition, ProFrac Holding Corp. will enter into the Tax Receivable Agreement with the TRA Holders. This agreement generally will provide for the payment by ProFrac Holding Corp. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that it actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of ProFrac Holding Corp.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s ProFrac LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by ProFrac Holding Corp. as a result of, and additional tax basis arising from, any payments ProFrac Holding Corp. makes under the Tax Receivable Agreement. ProFrac Holding Corp. will be dependent on ProFrac LLC to make distributions to ProFrac Holding Corp. in an amount sufficient to cover ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement.

Public company expenses

ProFrac Holding Corp. expects to incur additional recurring administrative expenses as a publicly traded corporation that we have not previously incurred, including costs associated with compliance under the Exchange Act, annual and quarterly reports to shareholders, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. We additionally expect to incur approximately $2.5 million in incremental, non-recurring costs related to our transition to a publicly traded corporation.

Contribution of publicly traded portfolio securities

In connection with this offering, the Wilks are expected to transfer a portfolio of equity and convertible debt securities of various oilfield services companies to ProFrac LLC. We will recognize these marketable securities that have readily determinable fair values in our balance sheet at fair value, with changes in such values reflected in our statement of operations as gain (loss) on investment securities.

Income taxes

ProFrac Holding Corp. is a corporation and will be subject to U.S. federal, state and local income taxes. Although the ProFrac Predecessor entities are subject to franchise tax in the State of Texas (at less than 1% of modified pre-tax earnings), they have historically been treated as pass-through entities for U.S. federal and other state and local income tax purposes and as such were not subject to U.S. federal income taxes or other state or local income taxes. Rather, the tax liability with respect to the taxable income of the ProFrac Predecessor entities was passed through to their owners. Accordingly, the financial data attributable to ProFrac Predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality (other than franchise tax in the State of Texas). We estimate that we will be subject to U.S. federal, state and local taxes at a blended statutory rate of approximately 23% of pre-tax earnings.

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled pursuant to the provisions of Accounting Standards Codification (“ASC”) 740, Income Taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

	Years ended December 31,
	2020	2019
	(in thousands except industry data)
Revenues—Stimulation services	$538,282	$824,075
Revenues—Manufacturing	46,222	65,866
Revenues—Proppant production	10,215	17,587
Eliminations	(47,040)	(59,840)

Total revenues	547,679	847,688

Cost of revenues, exclusive of depreciation and depletion—Stimulation services	433,122	659,915
Cost of revenues, exclusive of depreciation and depletion—Manufacturing	40,424	58,770
Cost of revenues, exclusive of depreciation and depletion—Proppant production	6,064	14,714
Eliminations	(47,040)	(59,840)

Total cost of revenues, exclusive of depreciation and depletion	432,570	673,559
Depreciation and depletion	150,662	133,092
Loss on disposal of assets, net	8,447	14,809
Selling, general and administrative	50,798	38,488
Interest expense, net	23,276	26,026
Other income	(108)	(327)
Income tax provision	582	587

Net loss	$(118,548)	$(38,546)

Other data:
Adjusted EBITDA—Stimulation services	$68,787	$134,246
Adjusted EBITDA—Manufacturing	$1,325	$3,033
Adjusted EBITDA—Proppant production	$2,685	$(1,080)
Adjusted EBITDA(1)	$72,797	$136,199
Free Cash Flow(1)	$29,440	$(66,176)
Baker Hughes Domestic Average Rig Count—Onshore(2)	524	1,077
Average oil price (per barrel)(3)	$39.16	$56.99
Average natural gas price (per thousand cubic feet)(4)	$2.03	$2.56

(1)	For definitions of the non-GAAP financial measures of Adjusted EBITDA and Free Cash Flow and reconciliation of Adjusted EBITDA and Free Cash Flow to our most directly comparable financial measures calculated in accordance with GAAP, please read “Summary—Summary Historical Consolidated and Combined Financial Data—Non-GAAP Financial Measures.”

(2)	Average onshore U.S. rig count published by Baker Hughes.

(3)	Average 12-month West TX Intermediate Spot Price published by EIA.

(4)	Average 12-month Henry Hub Natural Gas Spot Price published by EIA.

Revenues

Revenues—Stimulation services.    Stimulation services revenues decreased 35%, or $285.8 million to $538.3 million for the year ended December 31, 2020 from $824.1 million for the year ended December 31, 2019. The decrease was primarily attributable to impacts from the COVID-19 pandemic resulting in a reduction in customer activity and pricing for our stimulation services. We pumped 5% fewer stages in 2020 compared to 2019 and price per pump hour declined by 38% in 2020 compared to 2019. Our average marketed active fleet count decreased from 16 in the year ended December 31, 2019 to 12 in the year ended December 31, 2020. We define a marketed fleet as 50,000 hydraulic horsepower, three blenders, high pressure iron, one hydration unit, one data van, suction hoses, a manifold system and other ancillary equipment as needed.

Revenues—Manufacturing.    Manufacturing revenues decreased 30%, or $19.7 million, to $46.2 million for the year ended December 31, 2020, from $65.9 million for the year ended December 31, 2019. The decrease was primarily attributable to a decrease in demand for our products due to a decrease in commodity prices and demand for manufactured components utilized in the oilfield service industry. For the years ended December 31, 2020 and 2019, intersegment revenues accounted for 97% and 89% of manufacturing revenues, respectively.

Revenues—Proppant production.    Proppant production revenues decreased 42%, or $7.4 million, to $10.2 million for the year ended December 31, 2020, from $17.6 million for the year ended December 31, 2019. The decrease was primarily attributable to 27% decrease in proppant production and a 20% decrease in realized proppant prices. Production decreased due to a temporary shut-down of operations resulting from low proppant demand due to the COVID-19 pandemic. For the years ended December 31, 2020 and 2019, intersegment revenues accounted for 20% and 8% of proppant production revenues, respectively.

Total revenues.    Total revenues decreased 35%, or $300.0 million to $547.7 million for the year ended December 31, 2020, from $847.7 million for the year ended December 31, 2019. The decrease was primarily attributable to impacts from the COVID-19 pandemic resulting in a reduction in demand for oilfield services. Average oil and natural gas prices have decreased 31% and 21%, respectively, from the year ended December 31, 2019 to the comparative period in 2020. The Baker Hughes U.S. onshore rig count also decreased 51% when comparing the same periods.

Operating costs and expenses

Cost of revenues, exclusive of depreciation and depletion—Stimulation services.    Cost of revenues, exclusive of depreciation and depletion—Stimulation services decreased 34%, or $226.8 million, to $433.1 million for the year ended December 31, 2020, from $659.9 million for the year ended December 31, 2019. The decrease was primarily due to a reduction in fuel, personnel, expendable and other variable costs due to lower activity levels and a decrease in our average marketed fleet count from 16 in the year ended December 31, 2019 to 12 in the year ended December 31, 2020. As a percentage of revenues, Cost of revenues, exclusive of depreciation and depletion—Stimulation services was 80% for the years ended December 31, 2020 and 2019.

Cost of revenues, exclusive of depreciation and depletion—Manufacturing.    Cost of revenues, exclusive of depreciation and depletion—Manufacturing decreased 31%, or $18.4 million, to $40.4 million for the year ended December 31, 2020 from $58.8 million for the year ended December 31, 2019. The decrease was due to lower activity levels, coupled with reduced personnel headcount. As a percentage of revenues, Cost of revenues—manufacturing decreased to 87% for the year ended December 31, 2020, as compared to 92% for the year ended December 31, 2019. The decrease in Cost of revenues, exclusive of depreciation and depletion—Manufacturing as a percentage of revenues resulted from a relative increase in sales of power ends and fluid ends, which have a higher margin, compared to flow iron.

Cost of revenues, exclusive of depreciation and depletion—Proppant production.    Cost of revenues, exclusive of depreciation and depletion – Proppant production decreased 59%, or $8.6 million, to $6.1 million for the year ended December 31, 2020, from $14.7 million for the year ended December 31, 2019. The decrease was primarily due to a 27% decrease in proppant production. As a percentage of revenues, Cost of revenues—Proppant production decreased to 59% for the year ended December 31, 2020, as compared to 84% for the year ended December 31, 2019. The decrease in Cost of revenues, exclusive of depreciation and depletion—

Proppant production as a percentage of revenues resulted from temporary shut-down of our operations resulting from low proppant demand due to the COVID-19 pandemic.

Depreciation and depletion.    Depreciation and depletion increased 13%, or $17.6 million, to $150.7 million for the year ended December 31, 2020 from $133.1 million for the year ended December 31, 2019. The increase was primarily a result of frac fleet upgrades throughout 2019.

Loss on disposal of assets, net.    Loss on disposal of assets, net decreased 43%, or $6.4 million, to $8.4 million for the year ended December 31, 2020, from $14.8 million for the year ended December 31, 2019. The decrease resulted from a reduction in the early failure and disposal of components of our pressure pumping equipment as a result of reduced activity levels.

Selling, general and administrative.    Selling, general and administrative expenses increased 32%, or $12.3 million, to $50.8 million for the year ended December 31, 2020, from $38.5 million for the year ended December 31, 2019. The increase was due to supply commitment charges of $5.6 million, an increase in bad debt expense of $2.5 million and an increase in insurance expense due to increased market rates associated with business and medical insurance.

Interest expense, net.    Interest expense, net decreased 11%, or $2.7 million, to $23.3 million for the year ended December 31, 2020, from $26.0 million for the year ended December 31, 2019. The decrease in interest expense, net was attributable to a reduction in our average debt balance during the 2020 period, a decrease in applicable margin rates on our credit agreements and a decrease in the floating interest rates.

Other income.    Other income decreased to $0.2 million for the year ended December 31, 2020, from $0.3 million for the year ended December 31, 2019.

Income tax provision.    Income tax provision was $0.6 million for the years ended December 31, 2020 and 2019. The recorded income tax provision relates to state income taxes.

Segment results

The performance of our segments is evaluated primarily on Adjusted EBITDA. For definition of the non-GAAP financial measure of Adjusted EBITDA and reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated in accordance with GAAP, please read “Summary—Summary Historical Consolidated and Combined Financial Data—Non-GAAP Financial Measures.”

Adjusted EBITDA—Stimulation services.    Adjusted EBITDA—Stimulation services decreased 49%, or $65.4 million, to $68.8 million for the year ended December 31, 2020, from $134.2 million for the year ended December 31, 2019. The decrease was primarily attributable to impacts from the COVID-19 pandemic resulting in a reduction in customer activity and pricing for our stimulation services.

Adjusted EBITDA—Manufacturing.    Adjusted EBITDA—Manufacturing decreased 56%, or $1.7 million, to $1.3 million for the year ended December 31, 2020, from $3.0 million for the year ended December 31, 2019. The decrease was primarily attributable to a decrease in demand for our products due to a decrease in commodity prices and demand for manufactured components utilized in the oilfield service industry. This was partially offset by an improvement in margins due to a relative increase in sales of power ends and fluid ends, which have a higher margin compared to flow iron.

Adjusted EBITDA—Proppant production.    Adjusted EBITDA—Proppant production increased 349%, or $3.8 million, to $2.7 million for the year ended December 31, 2020, from an Adjusted EBITDA – Proppant production loss of $1.1 million for the year ended December 31, 2019. During the year ended December 31, 2020, we implemented several cost saving initiatives to improve profitability, despite declines in proppant production and pricing.

Liquidity and capital resources

As of December 31, 2020 and 2019, our cash and cash equivalents were $3.0 million and $17.8 million, respectively. Historically, our primary sources of liquidity and capital resources have been borrowings under our ABL Credit Facility, cash flows from our operations and capital contributions from our shareholders. Our primary uses of capital have been investing in and maintaining our property and equipment and repaying indebtedness.

We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash on hand, cash flows generated by operating activities and borrowings under our ABL Credit Facility. We expect that our primary uses of capital will be to continue to fund our operations, support organic growth opportunities and satisfy future debt payments. We believe that our operating cash flow will be sufficient to fund our planned capital expenditures and debt obligations for at least the next 12 months.

Working Capital

Our working capital deficit was $0.5 million as of December 31, 2020, compared to a working capital surplus of $4.1 million as of December 31, 2019. The $4.6 million reduction in working capital was primarily due to a decrease in cash, which was used to reduce debt obligations.

Cash and Cash Flows

Our cash and cash equivalents were $3.0 million and $17.8 million at December 31, 2020 and December 31, 2019, respectively.

The following table sets forth the historical cash flows for the years ended December 31, 2020 and 2019:

	Years ended December 31,
	2020	2019
	($ in thousands)
Net cash provided by operating activities	$45,054	$145,421
Net cash (used in) investing activities	$(44,617)	$(202,375)
Net cash (used in) provided by financing activities	$(15,322)	$58,444

Net (decrease) increase in cash and equivalents	$(14,885)	$1,490

Operating activities

Net cash provided by operating activities was $45.1 million and $145.4 million for the years ended December 31, 2020 and 2019, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in demand for our products and services as a result of depressed commodity prices and the COVID-19 pandemic.

Investing activities

Net cash used in investing activities was $44.6 million and $202.4 million for the years ended December 31, 2020 and 2019, respectively. The decrease was primarily due to a decrease in capital expenditures of $160.0 million. In 2020, we reduced our capital expenditures to conserve cash in response to overall weakness in the demand for our products and services in 2020.

Financing activities

Net cash used in financing activities was $15.3 million for the year ended December 31, 2020, compared to net cash provided by financing activities of $58.4 million for the year ended December 31, 2019. In 2020, we had net payments of debt of $13.7 million, compared to net borrowings of debt of $42.8 million in 2019. Additionally, we received $16.1 million in capital contributions in 2019.

Credit facilities and other financing arrangements

ABL Credit facility

On March 14, 2018, ProFrac LLC and its wholly owned subsidiary, ProFrac Services, LLC (“Services” or, in such capacity, the “ABL Borrower”), entered into a senior secured asset-based revolving credit agreement (the “ABL Credit Facility”), with Barclays Bank PLC, as administrative agent and collateral agent (the “ABL Agent”), and the lenders party thereto. The ABL Credit Facility provides for an asset-based revolving credit facility, originally in the amount of up to $50.0 million, subject to borrowing base availability. On May 13, 2019, the ABL Credit Facility was amended in order to, among other things, increase the aggregate commitments under the ABL Credit Facility to $105.0 million overall. The ABL Credit Facility has a borrowing base composed of certain eligible accounts receivable and eligible inventory less customary reserves, as redetermined monthly. As of December 31, 2020, the borrowing base was approximately $57.1 million, and the ABL Borrower had approximately $1.1 million in letters of credit outstanding and $41.0 million in borrowings under the ABL Credit Facility, leaving $15.0 million of remaining availability. Our ABL Credit Facility matures on March 14, 2023. However, the ABL Credit Facility provides that the ABL Borrower may request that lenders extend the maturity date of their commitments and loans and that each individual lender shall have the right to consent to such request with respect to its commitments and loans without the consent of any other lender.

Borrowings under the ABL Credit Facility accrue interest based on a three-tier pricing grid tied to average historical availability, and we may elect for loans to be based on either LIBOR or base rate, plus the applicable margin. The interest rate under our ABL Credit Facility for (a) LIBOR Rate Loans is the applicable margin plus the fluctuating per annum rate equal to LIBOR Rate (as defined in the ABL Credit Facility); and (b) Base Rate Loans (as defined in the ABL Credit Facility) are the applicable margin plus the fluctuating per annum rate equal to the greater of (i) the federal funds rate plus 1/2 of 1%; (ii) the interest rate quoted in the print edition of The Wall Street Journal, Money Rates Section, as the prime rate in effect; and (iii) LIBOR Rate for a one-month interest period as determined on such day, plus 1.0%. The applicable margin for LIBOR Rate Loans ranges from 1.50% to 2.00% and for Base Rate Loans ranges from 0.50% to 1.00%, depending on the average daily availability over the last three months under our revolving credit agreement. The ABL Credit Facility provides for mechanics intended to address the anticipated cessation of the availability of LIBOR as it relates to the LIBOR announcement discussed in “Risk Factors—An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency” above. The ABL Credit Facility bears a commitment fee ranging from 0.250% to 0.375%, depending on the average daily availability over the last three months payable quarterly in arrears. The ABL Credit Facility also bears customary letter of credit fees.

Our ABL Credit Facility is guaranteed by us, the ABL Borrower, ProFrac Manufacturing, LLC (“Manufacturing”) and certain direct and indirect future wholly-owned U.S. restricted subsidiaries of ABL Borrower. Our ABL Credit Facility is secured by a first priority lien on, and security interest in, substantially all of each such guarantor’s assets, which consists of:

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a perfected first-priority security interest in all present and after-acquired accounts, chattel paper, credit card accounts receivables, deposit accounts, commodity accounts and securities accounts, inventory (except fracturing equipment), fracturing equipment parts (prior to their assembly into fracturing equipment), and, to the extent evidencing or otherwise related to such items, all documents, general intangibles, instruments, investment property, commercial tort claims, letters of credit, letter-of-credit rights and supporting obligations, and the proceeds and products of any of the foregoing and all books, records and documents relating to, or arising from, any of the foregoing, in each case, except to the extent such proceeds constitute Fixed Asset Priority Collateral (as defined under “Term Loan Credit Facility” below), and subject to customary exceptions (collectively, the “ABL Priority Collateral”), which security interest is senior to the security interest in the foregoing assets securing the Term Loan Credit Facility; and

•

a perfected security interest in the Fixed Asset Priority Collateral, which security interest is junior to the security interest in the Fixed Asset Priority Collateral securing the Term Loan Credit Facility.

The respective rights of the ABL Credit Facility lenders and the Term Loan Credit Facility lenders in the ABL Priority Collateral and the Fixed Asset Priority Collateral are governed by an intercreditor agreement between the ABL Agent and the Term Loan Agent (as defined below).

Our ABL Credit Facility is subject to customary mandatory prepayments, including a mandatory prepayment if the aggregate amount of outstanding revolving credit loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit exceeds the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the ABL Credit Facility, in an amount equal to such excess. After the occurrence and the continuance of a Cash Dominion Period (defined in the ABL Credit Facility as (a) any period starting on the date availability shall have been less than the greater of (i) 15.0% of the maximum credit (which is the lesser of the maximum revolver amount and the borrowing base at such time) and (ii) $10,000,000 for a period of five consecutive business days and continuing until the date on which availability shall have been at least the greater of (y) 15.0% of the maximum credit and (z) $10,000,000 for 20 consecutive calendar days or (b) any period commencing on the occurrence of certain specified events of default, and continuing during the period that such specified event of default shall be continuing) and notification thereof by the ABL Agent to the ABL Borrower, all amounts deposited in the concentration account controlled by the ABL Agent will be applied on a daily basis to the outstanding loan balances under the ABL Credit Facility and certain other secured obligations then due and owing. Voluntary reductions of the unutilized portion of the ABL commitments and prepayments of borrowings under the ABL Credit Facility are permitted at any time, in specified minimum principal amounts, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Our ABL Credit Facility contains certain customary representations and warranties and affirmative and negative covenants. The negative covenants include, subject to customary exceptions, limitations on indebtedness, dividends, distributions and other restricted payments, investments, acquisitions, prepayments of specified junior indebtedness, amendments of specified junior indebtedness, transactions with affiliates, dispositions, mergers and consolidations, liens, restrictive agreements, sale and leaseback transactions, changes in fiscal periods and changes in line of business.

We are required by our ABL Credit Facility to maintain minimum liquidity of $5.0 million. Additionally, when availability is less than the greater of (i) 15.0% of the maximum credit (which is the lesser of the maximum revolver amount and the borrowing base at such time) and (ii) $12,600,000 and continuing until such time as availability has been in excess of such threshold for a period of 30 consecutive calendar days, we are required by our ABL Credit Facility to maintain a springing Fixed Charge Coverage Ratio (as defined in our ABL Credit Facility) of at least 1.0 to 1.0, which is tested quarterly during such period.

Our ABL Credit Facility contains customary events of default. If an event of default occurs and is continuing, the lenders may declare all loans to be immediately due and payable. Some events of default require an automatic termination of the loans and become immediately due and payable.

Term loan credit facility

On September 7, 2018, ProFrac LLC and its wholly owned subsidiary, Services (in such capacity, the “Term Loan Borrower”), entered into senior secured term loan credit agreement (the “Term Loan Credit Facility”), with Barclays Bank PLC, as administrative agent and collateral agent (the “Term Loan Agent”), and the lenders party thereto. The Term Loan Credit Facility provides for a term loan credit facility, in an aggregate principal amount up to $180.0 million. As of December 31, 2020, the Term Loan Borrower had approximately $137.4 million outstanding under the Term Loan Credit Facility. Our Term Loan Credit Facility matures on September 15, 2023. On June 24, 2021, the Term Loan Credit Facility was amended to increase the aggregate commitments thereunder by $40.0 million. However, the Term Loan Credit Facility provides that the Term Loan Borrower may request that lenders extend the maturity date of their commitments and loans and each individual lender shall have the right to consent to such request with respect to its commitments and loans without the consent of any other lender.

Borrowings under the Term Loan Credit Facility accrue interest based on a four-tier pricing grid tied to Total Net Leverage Ratio (as defined in the Term Loan Credit Facility), and we may elect for loans to be based on either LIBOR or base rate, plus the applicable margin. The interest rate on our Term Loan Credit Facility for (a) LIBOR Loans are the applicable margin plus the fluctuating per annum rate equal to LIBOR Rate (as defined in the Term Loan Credit Facility), with a LIBOR floor of 1.25% and (b) Base Rate Loans are the applicable margin plus the fluctuating per annum rate equal to the greater of (i) the federal funds rate plus 1/2 of 1%, (ii) the interest rate quoted in the print edition of The Wall Street Journal, Money Rates Section, as the prime rate in effect, (iii) LIBOR Rate for a one-month interest period as determined on such day, plus 1.0% and (iv) 2.25%. The applicable margin for (a) LIBOR Loans ranges from 6.25% to 8.50%; and (b) Base Rate Loans ranges from 5.25% to 7.50%, depending on the Total Net Leverage Ratio (as defined in the Term Loan Credit Facility) as of the first day of the then-current fiscal quarter. The Term Loan Credit Facility provides for mechanics intended to address the anticipated cessation of the availability of LIBOR as it relates to the LIBOR announcement discussed in “Risk Factors—An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency” above.

Our Term Loan Credit Facility is guaranteed by us, the Term Loan Borrower, Manufacturing and certain direct and indirect future wholly-owned U.S. restricted subsidiaries of the Term Loan Borrower. Our Term Loan Credit Facility is secured by a first priority lien on, and security interest in, substantially all of each such guarantor’s assets, which consists of:

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a perfected first-priority security interest in all present and after-acquired equipment, fixtures, fracturing equipment, real estate, intellectual property, equity interests in all direct and indirect subsidiaries of any grantor, intercompany loans, all other assets not constituting ABL Priority Collateral (as defined under “ABL Credit Facility” above), and, except to the extent constituting ABL Priority Collateral and to the extent evidencing or otherwise related to such items, all documents, general intangibles, instruments, investment property, commercial tort claims, letters of credit, letter-of-credit rights and supporting obligations, all books, records and documents relating to, or arising from, any of the foregoing, in each case, except to the extent such proceeds constitute ABL Priority Collateral, any fixed asset priority proceeds account and the proceeds of any of the foregoing, and subject to customary exceptions (collectively, the “Fixed Asset Priority Collateral”), which security interest is senior to the security interest in the foregoing assets securing the ABL Credit Facility; and

•	a perfected security interest in the ABL Priority Collateral, which security interest is junior to the security interest in the ABL Priority Collateral securing the ABL Credit Facility.

The respective rights of the Term Loan Credit Facility lenders and the ABL Credit Facility lenders in the ABL Priority Collateral and the Fixed Asset Priority Collateral are governed by an intercreditor agreement between the Term Loan Agent and the ABL Agent.

Our Term Loan Credit Facility is subject to quarterly amortization beginning in December 2018, though any cumulative voluntary prepayments, including excess cash flow payments, reduce the required amortization. Due to prepayments made to date, there will be no required minimum amortization (other than excess cash flow prepayments) before termination of the Term Loan.

Additionally, our Term Loan Facility is subject to a quarterly mandatory prepayment in an amount equal to the Applicable ECF Percentage (as defined in the Term Loan Credit Facility). The Applicable ECF Percentage ranges from 75% of Excess Cash Flow (as defined in the Term Loan Credit Facility) to 25% of Excess Cash Flow depending on the Total Net Leverage Ratio as of the last day of the applicable fiscal quarter, provided that for the fiscal quarters ending March 31, 2022, June 30, 2022, September 30, 2022, December 31, 2022, March 31, 2023 and June 30, 2023, the amount prepaid shall not in each case be less than $5,000,000. Our Term Loan Credit Facility is subject to additional customary mandatory prepayments, subject in some cases to the right of the Term Loan Borrower and its restricted subsidiaries to reinvest such proceeds within a specified period of time, and certain other exceptions.

Voluntary prepayments of borrowings under the Term Loan Credit Facility are permitted at any time, in specified minimum principal amounts, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. Between September 7, 2020 and September 7, 2021, certain voluntary prepayments of the Term Loan Credit Facility are subject to a 0.50% prepayment premium.

Our Term Loan Credit Facility contains certain customary representations and warranties and affirmative and negative covenants. The negative covenants include, subject to customary exceptions, limitations on indebtedness, dividends, distributions and other restricted payments, investments, acquisitions, prepayments of specified junior indebtedness, amendments of specified junior indebtedness, transactions with affiliates, dispositions, mergers and consolidations, liens, restrictive agreements, changes in fiscal periods and changes in line of business.

We are required by our Term Loan Credit Facility to maintain a Total Net Leverage Ratio (as defined in our Term Loan Credit Facility) of no more than 2.25 to 1.00 for the fiscal quarters ended September 30, 2019 through and including March 31, 2020, 3.50 to 1.00 for the fiscal quarters ended June 30, 2020 through and including March 31, 2021, 3.00 to 1.00 for the fiscal quarter ended June 30, 2021, 2.75 to 1.00 for the fiscal quarter ended September 30, 2021, 2.50 to 1.00 for the fiscal quarter ended December 31, 2021, and 2.00 to 1.00 for the fiscal quarters ended March 31, 2022 and thereafter. We were in compliance with the Total Net Leverage Ratio covenant as of June 30, 2021.

Our Term Loan Credit Facility contains customary events of default. If an event of default occurs and is continuing, the lenders may declare all loans to be immediately due and payable. Some events of default require an automatic termination of the loans and become immediately due and payable.

$17.5 million loan

On May 9, 2018, ProFrac LLC entered into a $17.5 million loan agreement with First Financial Bank, N.A. which matured on November 9, 2020 (“Tractor Note A”). The interest rate on Tractor Note A was 5.35%. Tractor Note A was fully paid during the year ended December 31, 2020.

$12.5 million loan

On May 9, 2018, ProFrac LLC entered into a $12.5 million loan agreement with First Financial Bank, N.A. with a stated maturity date of April 9, 2021 (“Tractor Note B”). The interest rate on Tractor Note B is 5.35%.

Tractor Note B contained certain restrictive covenants which require ProFrac LLC to maintain a Tangible Net Worth, as defined in the agreement, of at least $200.0 million, a Tangible Debt to Worth Ratio, as defined in the agreement, of no greater than 1.50:1.00, and a Consolidated Debt Service Coverage Ratio, as defined in the agreement, of at least 1.50:1.00. The Company was not in compliance with the Tangible Net Worth covenant as of December 31, 2020; however, the Company resolved this non-compliance by fully paying down Tractor Note B in January 2021.

$5.5 million loan

On May 3, 2019, ProFrac LLC entered into a $5.5 million loan agreement with First Financial Bank, N.A. with a stated maturity date of November 3, 2021 (“Tractor Note C”). The interest rate on Tractor Note C is 6.10%.

Tractor Note C contained certain restrictive covenants which require the Company to maintain a Tangible Net Worth, as defined in the agreement, of at least $200.0 million, a Tangible Debt to Worth Ratio, as defined in the agreement, of no greater than 2.00:1.00, and a Consolidated Debt Service Coverage Ratio, as defined in the agreement, of at least 1.50:1.00. The Company was not in compliance with the Tangible Net Worth covenant as of December 31, 2020; however, the Company resolved this non-compliance by fully paying down Tractor Note C in January 2021.

Best flow credit facility

On February 4, 2019, Best Flow, LP entered into a revolving loan credit agreement (the “Best Flow Credit Facility”), with Equify Financial, LLC (“Equify Financial”) as lender. Equify Financial is a related party. The Best Flow Credit Facility matures on February 4, 2026. As of December 31, 2020, the Best Flow Credit Facility provided for a revolving credit facility in an aggregate principal amount of $37.5 million, subject to borrowing base availability, with outstanding borrowings of approximately $37.3 million, leaving $0.2 million of remaining availability. The Best Flow Credit Facility is subject to a borrowing base of an amount equal to the sum of 85% of the value of eligible accounts plus 25% of the value of eligible inventory less the reserves established by Equify Financial in its sole discretion, as determined in connection with weekly borrowing base reports by Best Flow. In 2021, Best Flow entered into the Best Flow Loan Agreement (defined below) and the Best Flow Note (defined below), which were utilized to pay down outstanding amounts under the Best Flow Credit Facility.

As of June 30, 2021, the borrowing base was approximately $9.0 million, with outstanding borrowings of approximately $6.6 million, leaving $2.4 million of remaining availability. The Best Flow Credit Facility terminates on February 4, 2026; however, the Best Flow Borrower may request to terminate the commitment(s) with at least five business days prior written notice to Equify Financial and pay a termination fee outlined in the Best Flow Credit Facility.

The interest rate under the Best Flow Credit Facility is the lesser of (i) the Prime Rate (as defined in the Best Flow Credit Facility) plus the applicable margin (3.50%) and (ii) the Maximum Rate (as defined in the Best Flow Credit Facility). All accrued but unpaid interest on the outstanding principal balance is due and payable monthly on the first day of each calendar month.

The Best Flow Credit Facility is secured by a first lien on substantially all of the assets of Best Flow.

The Best Flow Credit facility is subject to mandatory prepayments of the entire amount of the excess if the unpaid balance of Advances (as defined in the Best Flow Credit Facility) exceeds the borrowing base then in effect. The Best Flow Borrower can voluntarily prepay all or any portion of the Obligations (as defined in the Best Flow Credit Facility).

The Best Flow Credit Facility contains certain customary representations and warranties and affirmative and negative covenants. The negative covenants include, subject to exceptions, limitations on indebtedness, dividends, distributions and other restricted payments, investments, acquisitions, prepayments of indebtedness, transactions with affiliates, dispositions, mergers and consolidations, liens, restrictive agreements, changes in fiscal periods and changes in line of business.

The Best Flow Credit Facility contains certain customary events of default. If an event of default occurs and is continuing, the lenders may declare all loans to be immediately due and payable. Some events of default require an automatic termination of the loans and become immediately due and payable.

Best flow loan agreement

On January 25, 2021, Best Flow entered into a loan agreement with THRC Holdings, LP and Farris Wilks, as lenders, and Equify Financial as the administrative agent (the “Best Loan Agreement”), for an aggregate principal amount of $15 million. The Best Loan Agreement matures on January 25, 2023. Proceeds from the Best Loan Agreement were utilized to pay down outstanding balances on the Best Flow Credit Facility. This loan agreement is unsecured and is subject to monthly Excess Cash Flow payments (as defined in the Best Loan Agreement).

The Best Loan Agreement bears interest at a fixed rate of 8%. Interest payments are due and payable monthly until the maturity date and on any prepayment date. If an event of default occurs then the interest rate will be 9% on the principal amount and any overdue amount payable on demand; however, 2% of the increased interest amount shall be payable only on the maturity date.

Voluntary prepayment under the Best Loan Agreement are permitted at any time without premium or penalty; provided each prepayment is accompanied by accrued and unpaid interest on the prepaid portion.

The Best Loan Agreement contains certain customary representations and warranties and affirmative covenants.

The Best Loan Agreement contains certain customary events of default. If an event of default occurs, subject to the Subordination and Intercreditor Agreement (as defined in the Best Loan Agreement), the lenders may declare the unpaid principal amount and all accrued and unpaid interest due and payable. Some events of default cause the unpaid principal amount and all accrued and unpaid interest to be due and payable automatically.

Best flow promissory note

On January 28, 2021, Best Flow issued a promissory note (the “Best Flow Note”), with Equify Financial, as holder. The Best Flow Note provides for a term loan in an initial aggregate principal amount equal to $13.0 million. Proceeds from the Best Flow Note were utilized to pay down $7.6 million of the outstanding balance on the Best Flow Credit Facility and to pay down other equipment financing agreements for $5.4 million. The Best Flow Note matures on February 1, 2026.

The Best Flow Note is secured by a lien on, and security interest in, substantially all of the assets of Best Flow.

Interest is a precomputed amount equal to $2,869,600. The principal and interest are paid in equal monthly amortizing amounts of $264,635 through maturity. Prepaid amounts are subject to a 0.19% prepayment premium of the principal amount then being prepaid multiplied by the number of calendar months between the date of prepayment and the maturity date.

Upon nonpayment when due of any amount owed under the Best Flow Note or if default occurs under any other obligation of Best Flow to the holder, the holder may declare the accrued and unpaid interest then outstanding immediately due and payable without notice.

Best flow term loan agreement

On June 1, 2021, Best Flow entered into an unsecured term loan agreement (the “Best Flow Term Loan”) with Wilks Brothers, LLC (“Wilks Brothers”) as lender and Equify Financial, LLC as administrative agent, for an aggregate principal amount of $3.0 million. The Best Flow Term Loan matures on January 31, 2022.

The Best Term Loan bears interest at a fixed rate of 8% with payments due quarterly.

Voluntary prepayments are allowed under the Best Term Loan and are not subject to penalty.

The Best Term Loan contains certain customary representations and warranties and affirmative and negative covenants. The negative covenants include, subject to exceptions, limitations on indebtedness, dividends, distributions and other restricted payments, loans and investments, acquisitions, prepayments of indebtedness, transactions with affiliates, sales and leasebacks, dispositions, mergers and consolidations, liens, hedge agreements, environmental protection, changes in fiscal periods and changes in line of business.

The Best Term Loan contains certain customary events of default. If an event of default occurs and is continuing, the lenders may declare the unpaid amounts to be immediately due and payable, subject to a notice period requirement applicable to certain specified events of default.

Alpine credit facility

On October 25, 2018, Alpine entered into a secured revolving credit note with Equify Financial as the holder, with a principal amount of $25.25 million (the “Alpine Credit Facility”). Interest was paid monthly at a fixed rate of 8%. Prepayments were allowed subject to certain limitations and premiums. The Alpine Credit Facility was secured by a lien on, and security interest in, substantially all of the assets of Alpine. The stated maturity date under the Alpine Credit Facility was November 25, 2020.

Alpine had outstanding borrowings under the Alpine Credit Facility of $20.6 million and $20.8 million at December 31, 2020, and 2019, respectively. Alpine was not in compliance with the terms of the Alpine Credit Facility as of December 31, 2020 as the facility had matured. Negotiations for the refinancing of the facility were underway and no letter of default or non-compliance was issued to Alpine. In January 2021, Alpine entered into the Alpine Note (defined below), the proceeds of which were utilized to pay off the Alpine Credit Facility, thereby curing non-compliance.

Alpine promissory note

On January 15, 2021, Alpine issued a promissory note (the “Alpine Note”), with Equify Financial, as holder. The Alpine Note provides for a term loan in an initial aggregate principal amount equal to $21.4 million. The principal and interest are paid in equal monthly amortizing amounts of $335,918 through maturity. Prepaid amounts are subject to a 0.19% prepayment premium of the principal amount then being prepaid multiplied by the number of calendar months between the date of prepayment and the maturity date. On June 30, 2021, Wilks Brothers separately acquired from Equify Financial a 33.815% participation interest in the loans under the Alpine Note. The Alpine Note matures on February 1, 2028.

The Alpine Note is secured by a lien on, and security interest in, substantially all of the assets of Alpine.

If Alpine fails to make required payments when due or if default occurs under any other obligation of Alpine to the holder, the holder may declare all loans to be immediately due and payable.

Main street loan

On July 22, 2020, ProFrac LLC, as borrower, and Services and Manufacturing, as guarantors, entered into a Loan Agreement (the “Main Street Loan”) with First Financial Bank, N.A., as lender (“First Financial”). The Main Street Loan provides for a term loan in an aggregate principal amount of $35.0 million. The Main Street Loan is evidenced by a promissory note, which is secured by, among other things, a first-lien security interest in certain identified truck tractors.

The Main Street Loan is guaranteed by Services and Manufacturing. The interest rate on the Main Street Loan is a variable rate based on the three month LIBOR rate plus 3.00%, floating daily. The Main Street Loan provides that the lender shall designate a comparable service or index in the event that LIBOR becomes unavailable, as discussed in “Risk Factors—An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency” above. The promissory note provides for a deferral of payments of accrued interest until July 22, 2021, after which date payments on accrued interest are paid monthly. Additionally, the Main Street Loan requires prepayments on or about July 22, 2023 and July 22, 2024, each in an amount equal to 15.0% of the outstanding principal balance of the term loan. The default rate is the interest rate in effect immediately prior to defaulting plus 2.0%. The Main Street Loan matures on July 22, 2025.

The Main Street Loan contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, First Financial may declare all loans to be immediately due and payable, take possession of any or all of the collateral, enforce collection of the collateral, take possession or control of any Insurance Proceeds (as defined in the Main Street Loan), or accept additions to, releases, reductions, exchanges, or substitution of the collateral.

The Main Street Loan required us to (a) have a tangible net worth of at least $200.0 million, which is calculated by subtracting our total liabilities from our total assets, less any receivables from us, Services, and Manufacturing or any of our affiliates, plus the amount of debt owed by us to Services, Manufacturing or any of our affiliates; (b) a tangible debt to worth ratio of no greater than 2.00 to 1.00, which is calculated by subtracting any debt owed by us to Services, Manufacturing or any of our affiliates from our total liabilities and dividing by the tangible net worth set forth in clause (a) above; and (c) a consolidated debt service coverage ratio of at least 1.50 to 1.00, which is calculated by combining our net income, depreciation expenses, and interest expenses, less distributions, and dividing by our total annual debt service. The Company was not in compliance with the Tangible Net Worth or Tangible Debt to Worth covenants as of December 31, 2020. In April 2021, First Financial provided notice of agreement to forbear exercising its rights related to the Main Street Loan covenant noncompliance. The forbearance is effective until June 30, 2021.

In August 2021, ProFrac LLC and First Financial amended the Main Street Loan. The amendment deleted the covenants with which ProFrac LLC was not in compliance as of December 31, 2020, and replaced them with a covenant requiring ProFrac LLC to maintain a minimum Fixed Charge Coverage Ratio of 1.00:1.00, and a covenant to maintain a Maximum Leverage Ratio of 3.50:1.00. ProFrac LLC was in compliance with the amended covenants for all periods presented and did not incur any expense related to this modification.

Other indebtedness

As of December 31, 2020 and 2019, we had other debt agreements outstanding with unpaid principal balances of $5.8 million and $8.7 million, respectively. These were primarily comprised of various equipment financing agreements. As of December 31, 2020, these agreements have a weighted average interest rate of 9.3% and a weighted average remaining term of 1.7 years. In January 2021, $5.4 million of other indebtedness was retired with proceeds from the Best Flow Note.

Contractual obligations

As of December 31, 2020, our contractual obligations include long-term debt and lease obligations under operating leases. The following table summarizes these commitments as of December 31, 2020.

	2021	2022	2023	2024	2025	Thereafter
ABL Credit Facility(1)	$—	$—	$41,000	$—	$—	$—
Term Loan Credit Facility(2)	3,500	15,000	118,855	—	—	—
Main Street Loan(3)	3,801	—	4,680	3,978	22,541	—
Best Flow Credit Facility(4)	—	3,000	15,000	—	—	19,303
Alpine Credit Facility/Alpine Promissory Note(5)	1,661	2,542	2,756	2,985	3,293	7,898
Tractor Note B(6)	1,799	—	—	—	—	—
Tractor Note C(7)	2,112	—	—	—	—	—
Other indebtedness(8)	2,611	2,363	855	—	—	—
Operating leases(9)	5,592	5,704	5,719	5,561	5,109	20,663

Total	$21,076	$28,609	$188,865	$12,524	$30,943	$47,864

(1)	ABL Credit Facility matures on March 14, 2023.

(2)	Term Loan Credit Facility matures on September 15, 2023. We made a $3.5 million ECF payment in 2021, and have minimum ECF payments of $15 million in 2022.

(3)	Main Street Loan matures on July 22, 2025. We paid $3.8 million on the Main Street Loan in 2021, and have minimum payments of the remaining 15% of the outstanding balance in 2023 and 2024.

(4)	Best Flow Credit Facility matures on February 4, 2026. Subsequent to December 31, 2020, we refinanced $15 million and $3 million of the outstanding balance of the Best Flow Credit Facility with the Best Flow Loan Agreement and the Best Flow Term Loan Agreement, respectively. The Best Flow Loan Agreement matures on January 25, 2023 and the Best Flow Term Loan Agreement matures on January 31, 2022.

(5)	Alpine Credit Facility had a stated maturity date of November 25, 2020, however $20.6 million of principal was outstanding as of December 31, 2020. In January 2021, we refinanced the Alpine Credit Facility with the Alpine Promissory Note. The Alpine Promissory Note requires monthly payments for seven years beginning March 1, 2021, which are reflected in the table above.

(6)	Tractor Note B matures on April 9, 2021.

(7)	Tractor Note C matures on November 3, 2021.

(8)	We have other debt agreements, primarily comprised of various equipment financing agreements, at various maturity dates.

(9)	We have non-cancelable operating lease commitments related to our corporate office, several of our field offices and manufacturing facilities.

Capital expenditures

Capital expenditures were $48 million and $208 million for the years ended December 31, 2020 and 2019, respectively. We currently expect our capital expenditures to increase in 2021 and 2022. The primary drivers of the increase are building electric-powered hydraulic fracturing fleets, continued engine upgrades as part of our ESG initiatives, and deployment costs associated with reactivating hydraulic fracturing fleets.

Customer concentration

For the year ended December 31, 2020, sales to Rockcliff Energy Management, LLC, Alta Resources Development LLC and Sabine Oil & Gas Corporation accounted for 15%, 11% and 10%, respectively, of total revenue. No other customer accounted for more than 10% of total revenue for this period.

Off-Balance sheet arrangements

From time-to-time, we enter into off-balance sheet arrangements and transactions that can give rise to off-balance sheet obligations. As of December 31, 2020, the off-balance sheet arrangements and transactions that we have entered into include undrawn letters of credit and operating lease agreements. We do not believe that these arrangements are reasonably likely to materially affect our liquidity or availability of, or requirements for, capital resources.

Quantitative and qualitative disclosure of market risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our risks have been predominantly related to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity price risk

Our material and fuel purchases expose us to commodity price risk. Our material costs primarily include the cost of inventory consumed while performing our pressure pumping services such as proppants, chemicals, trucking and fluid supplies. For our manufacturing segment, our material costs primarily include the cost of steel. For our proppant production segment, our material costs primarily include the cost of fuel. Our fuel costs consist primarily of diesel fuel used by our trucks, frac fleets and other motorized equipment. The prices for fuel and the raw materials in our inventory are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Additionally, the market for our products and services is indirectly exposed to fluctuations in the prices of oil and natural gas to the extent such fluctuations impact well completion activity levels. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.

Interest rate risk

We are subject to interest rate risk on our variable rate debt. The Company also has fixed rate debt, but does not currently utilize derivative instruments to manage the economic effect of changes in interest rates. The impact of a 1% increase in interest rates on our outstanding debt as of December 31, 2020 would have resulted in an increase in interest expense of approximately $2.5 million for the year ended December 31, 2020.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are trade receivables. We extend credit to customers and other parties in the normal course of business. We have established various procedures to manage our credit exposure, including credit evaluations and maintaining an allowance for doubtful accounts.

Internal controls and procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year of our second annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Please read “Summary—Emerging Growth Company Status.”

Recent accounting pronouncements

We have not yet implemented Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The ASU introduces a new accounting model for leases, which requires recognition of a right-of-use asset and lease liability on the balance sheet for operating leases. Implementation is not expected to have a material impact on our results of operations, however the Company may be required to recognize material assets or liabilities associated with the right to use certain leased assets upon adoption. Implementation of this guidance is currently required for fiscal years beginning after December 15, 2021. The Company is continuing to evaluate the potential impact of adopting this standard.

We have not yet implemented Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models previously used under U.S. GAAP, which generally require that a loss be incurred before it is recognized. The new standard also applies to financial assets arising from revenue transactions such as contract assets and accounts receivable. Implementation of this standard is currently required for fiscal years beginning after December 15, 2022. The Company does not believe implementation will have a material impact on its financial statements.

Emerging growth company

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated and combined financial statements, which have been prepared in accordance with accounting principles generally acceptable in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Property and equipment

Our property and equipment are recorded at cost, less accumulated depreciation.

Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is recognized as a gain or loss in earnings.

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives. The estimated useful lives and salvage values of property and equipment is subject to key assumptions such as maintenance, utilization and job variation. Unanticipated future changes in these assumptions could negatively or positively impact our net income.

The determination of the appropriate useful life of our property and equipment requires significant judgment resulting from the demanding operating environments in which we conduct our business as well as the significant volatility and demand fluctuations we have seen in our industry in recent years. A significant change in our established useful lives could cause depreciation expenses to fluctuate materially.

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

Machinery and equipment	2—10 years
Office equipment, software and other	3—7 years
Buildings and leasehold improvements	2—40 years

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (FASB) ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, we review our long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future undiscounted cash flows attributable to the assets is less than the carrying amount of such assets. In this circumstance, we recognize an impairment loss for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Our cash flows forecasts require us to make certain judgements regarding long-term forecasts of future revenue and costs and cash flows related to the assets subject to review. Our fair value estimates for certain long-lived assets require us to use significant other observable and unobservable inputs among others including assumptions related to replacement cost based on actual recent auction sales of comparable equipment. The estimates of fair value are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. For these reasons, the evaluation of recoverability of our long-lived assets and the measurement of any impairment, as necessary, are considered critical accounting estimates.

Industry overview

Demand for hydraulic fracturing services is primarily driven by the level of drilling and completion activity by E&P companies in the United States. Drilling and completion activity is driven by well profitability and returns, which in turn are influenced by a number of factors, including current domestic and international supply and demand for oil and gas and current and expected future prices for oil and gas, as well as the perceived stability and sustainability of those prices over the longer term.

In 2020, the COVID-19 pandemic and disagreements over production levels among oil producing nations combined to cause unprecedented reductions in global economic activity and significantly reduced the demand for oil and gas. These declines led to a significant dip in commodity prices, with per-barrel prices of WTI crude oil briefly falling as low as negative $37.63/Bbl in April of 2020 and averaging $40/Bbl for the full year 2020, versus $57/Bbl for the full year 2019. In response to the unfavorable price environment, U.S. E&P companies dramatically reduced capital spending, oil and gas drilling and completion activity, and thus, demand for hydraulic fracturing services declined significantly in 2020.

Supported by the COVID-19 vaccination program rollouts and the lifting of mobility restrictions in multiple countries, the global demand for oil and gas is recovering rapidly. According to McKinsey & Company, the average projected global 2021 crude oil and gas demand is forecast to be around 146 MMBoe/d, an increase of 9% or more than 12 MMBoe/d relative to the 2020 trough. Oil demand is expected to surpass pre-pandemic levels by mid-2022. Demand for natural gas is also expected to grow to support the continued industrialization of developing countries over the coming decades. Fundamental trends shaping the energy transition, including the use of natural gas as a transition fuel, are expected to drive gas to continue gaining global energy demand share.

Global Historical and Projected Oil and Gas Demand

(MMBoe/d)

Source: McKinsey & Company Global Energy Perspective January 2021 report.

Supported by the backdrop of improved global economic growth, U.S. oil and gas production is forecasted to increase 8% from 2020 through 2022, according to the EIA. U.S. natural gas consumption is expected to increase due to use of natural gas as feedstock in domestic petrochemical projects, the growing exports of LNG to international markets in Europe and Asia and the addition of gas fired power generation as coal plants are decommissioned.

U.S. Historical and Projected Oil and Gas Demand

(MMBoe/d)

Source: EIA Short-Term Energy Outlook as of August 5, 2021 for 2017 through 2022P figures, and EIA Annual Energy Outlook 2021 report as of January 2021 for 2023P figure.

As of July 30, 2021, oil and natural gas prices have increased substantially compared to year-end 2020 prices and have also surpassed year-end 2019 (pre-COVID-19) levels. Natural gas prices are currently at their highest level since 2018. Moreover, commodities futures markets as of July 30, 2021 price natural gas contracts above $3.19/MMBtu for the next 18 months, and over the longer-term, EIA expects exports and industrial use will continue to drive increased demand for natural gas. If hydrocarbon prices remain at or near current levels, we expect drilling and completion activity to continue to increase, thereby positively impacting demand for our services and improving our revenues and pricing.

With the growth in oil and gas demand and stabilization of improved commodity prices, E&P activity has increased significantly across all onshore oil and gas basins in the United States. According to Baker Hughes’ North American Rig Count, the number of active U.S. land drilling rigs has increased more than 98% over the last 12 months to 474 rigs and by 105% since its recent trough of 231 rigs in August 2020, as reported on July 30, 2021. Rig activity in our primary areas of operation (the Appalachian, East Texas/Louisiana and Permian Basins) has also increased substantially over that same period.

We believe that the following market dynamics and trends in our industry should benefit our operations and our ability to achieve our business objectives as commodity prices recover:

Increased use of horizontal drilling to develop high-pressure U.S. resource basins.    The horizontal rig count as a percentage of the overall onshore rig count has increased every year since 2007, when horizontal rigs represented only approximately 25% of the total U.S. onshore rig count to approximately 89% at the end of 2020. We believe horizontal drilling activity will continue to grow as a portion of overall onshore wells drilled in the United States, primarily due to E&P companies increasingly developing unconventional resources such as shales. Successful economic production of these unconventional resource basins frequently requires hydraulic fracturing services like those we provide.

U.S. Active Horizontal Land Drilling Rigs as a Percent of Active Land Rig Count

Source: Baker Hughes. As of August 6, 2021.

Growth in hydraulic fracturing services.    Hydraulic fracturing is a mission-critical service required for the continued development of shale resources in North America. Demand for hydraulic fracturing horsepower is expected to recover materially in 2021 to 9.9 million HHP in the fourth quarter from recent trough levels of 4.4 million HHP in the 2020 second quarter (an increase of more than 126% across the same period). The rebound in demand for hydraulic fracturing services is expected to continue beyond 2021, with hydraulic fracturing fleets projected to increase from an average of 175 fleets in 2021 to an average of 202 fleets in 2023 (an increase of more than 15%).

U.S. Historical and Projected Frac Fleet Demand

(Active frac fleets)

Source: Rystad Energy. As of June 2021.

Increasing completion and pumping intensity.    E&Ps continue to drill longer laterals and increase proppant loadings in order to maximize production and enhance well economics. Longer lateral lengths and greater volume of sand pumped require increased horsepower to execute a completion, which means that more fracturing units will be required for each fleet. Additionally, E&Ps are increasingly adopting zipper frac and simul-fracs techniques, where multiple wells are completed concurrently, in order to improve the efficiency and speed of completion operations. This consequently is driving demand for additional horsepower. We expect that the projected increase in completion intensity trends (as illustrated in the charts below) will result in an increased demand for our pressure pumping services.

U.S. Unconventional Completion Intensity

Source: Rystad Energy. As of September 2021.

U.S. Frac Market Share by Frac Type

Source: Rystad Energy. As of July 2021.

U.S. Land Hydraulic Horsepower Hours per Day per Well

Source: Rystad Energy. As of June 2021.

Increasing frac intensity per working rig.    Techniques used by E&P companies, such as multi-well pad development programs, have led to improved rig efficiencies, resulting in more horizontal wells drilled per rig. Coupled with longer laterals, this trend indicates that demand for well completion services as well as frac spend per rig can be expected to outpace standalone rig growth. The co-location of wells on a single pad also allows for more efficient access to wellbores and sharply reduces the mobilization and de-mobilization time between completion and production service jobs. These efficiencies improve our operating leverage and enable us to more successfully provide our services.

Total Well Split by Pad Size	Frac Spend per Rig

Source: Rystad Energy as of June 2021 for total well split by pad size and Spears & Associates Q2 2021 Frac/Proppant Report for frac sales per rig.

Investor and regulator focus on ESG.    The energy industry is undergoing a significant change of operating practices with an emphasis on incorporating more environmental and social considerations into operating models. Companies are experiencing increased market pressure to bolster ESG programs, particularly related to climate change and reduction of GHG emissions. As the regulatory environment becomes more stringent, we believe that state and federal governments are likely to implement increased measures to regulate GHG emissions, increasing pressure on E&P companies to decrease their emissions footprint. Additional ESG topics, such as human rights, supply chain management, water usage, natural capital and biodiversity, among others, are also receiving increased attention, and there may be increasing pressure on our customers to take actions to address these topics, as well.

Adoption of DGB and e-fleets.    We believe E&P operators’ focus on improving their emissions profile will accelerate the transition from legacy, emission-heavy Tier II diesel frac fleets to greener Tier IV DGB frac fleets and electric fleets, Tier IV DGB fleets utilize gas, including natural gas, CNG, LNG, pipeline and field gas, as a cheaper, cleaner fuel source. Rystad Energy anticipates that by the end of 2023, approximately 60-70% of active horsepower in North America will be utilizing gas capable fleets. We believe the shift to cleaner gas capable fleets positions us well to capture additional market share as the broader industry recovery continues accelerating.

Historical and Projected U.S. Frac Supply by Type

Source: Rystad Energy. As of August 2021.

Obsolescence of significant hydraulic fracturing horsepower in the market.    We believe the U.S. frac market is currently facing a pivotal transition with significant fleet capacity nearing retirement due to obsolescence. We believe that prolonged underinvestment has resulted in an over-supply of legacy fleets and an increasing preference for low-emission fleets is driving an undersupply of more desirable greener frac fleets. Even prior to the COVID-19 induced downturn, substantial legacy capacity had already reached the end of its useful life, according to Rystad Energy. We believe this was further exacerbated by the lack of capital investment by frac operators during the downturn. The majority of frac service providers’ fleets have an average equipment age of more than six years, according to Rystad Energy. We believe that our vertical integration and lower capital cost resulting from our in-house manufacturing of our own frac equipment will benefit our ability to both maintain attractive utilization rates and earn higher returns on invested capital versus other peers that source their new fleets from third parties at higher prices.

U.S. Average Frac Fleet Age

Source: Rystad Energy. As of August 2021.

Despite the negative impact to the overall oil and gas industry in 2020, we believe the challenging industry conditions allowed us to strengthen our leadership position by implementing targeted and forward-looking initiatives. We took actions to maintain the ongoing operational integrity of our equipment, implemented back-office optimization projects, successfully completed our in-house research and development regarding advanced power end and fluid-end designs, and added over 140 dual fuel kits to our Tier IV engines. All of the aforementioned initiatives materially enhanced our company and positioned us to take advantage of expected improving industry conditions.

Business

Overview

We are a growth-oriented, vertically integrated and innovation-driven energy services company providing hydraulic fracturing, completion services and other complementary products and services to leading upstream oil and gas companies engaged in the E&P of North American unconventional oil and natural gas resources. Founded in 2016, ProFrac was built to be the go-to service provider for E&P companies’ most demanding hydraulic fracturing needs. We are focused on employing new technologies to significantly reduce GHG emissions and increase efficiency in what has historically been an emissions-intensive component of the unconventional E&P development process. We believe the technical and operational capabilities of our fleets ideally position us to capture increased demand resulting from the market recovery and our customers’ shifting preferences favoring the sustainable development of natural resources.

Our operations are primarily focused in the Appalachian, East Texas/Louisiana and Permian Basins, where we have cultivated deep and longstanding customer relationships with some of those regions’ most active E&P companies. We operate in three business segments: stimulation services, manufacturing and proppant production. We are the largest private provider of hydraulic fracturing services in North America by HHP, with an aggregate installed capacity of over 1.0 million HHP across 20 conventional fleets, of which, as of June 30, 2021, 13 were active, four were able to be deployed with no to minimal required capital expenditures and the remainder were able to be deployed with an average of $2.0 million in required capital expenditures per fleet. Our conventional fleets are among the most emissions-friendly and capable in the industry, which we believe provides us a competitive advantage over our peers as E&P companies seek to improve their ESG profiles without sacrificing service quality. Further, we believe that because of our fleets’ capabilities and reliability, and our relentless focus on efficient and environmentally-sound energy service solutions, our high-quality customer base views us as an integral partner in these efforts.

Our lower-emission conventional hydraulic fracturing fleets have been designed to reduce our customers’ relative emissions footprint while handling the most demanding well completions, which are characterized by higher pumping pressures, higher pumping volumes, longer horizontal wellbores, more frac stages per lateral and increasing amounts of proppant pumped per well. More than 90% of our fleets are less than five years old, with 54% having Tier IV engines and 40% having dual fuel capabilities. In addition, we have paired these technologies with our proprietary ESCs to reduce idle time, which is the time during which an engine generates the highest amount of emissions, by as much as 90%, and reduce fuel consumption and GHG emissions by as much as 24%. In addition, these ESCs are capable of cold starting the engines on our pumping units without the assistance of truck tractors. This technology allows us to significantly decrease the number of truck tractors required for our operations, not only further reducing overall emissions but also eliminating the capital, safety risks and operating and maintenance costs and associated with operating the additional truck tractors required for fleets that do not utilize ESCs. On the whole, these cost savings are significant and we are able to avoid an incremental $15,000 per year in costs associated with each tractor truck eliminated from our operations. Since early 2021, we have installed ESCs in five fleets, and have reduced our truck tractor count by 101. We continue to install ESCs throughout all of our fleets and anticipate being able to realize total cost savings of approximately $300,000 per year per fleet as a result. When further combined with our real time GHG emissions monitoring, our fleets create additional synergies in efficiency that result in cost savings for our customers. We intend to continue to upgrade and overhaul our other fleets with the goal of having all of our conventional fleets similarly equipped, a process made cheaper by our in-house manufacturing capabilities detailed below. This strategy aligns with our ESG initiative to minimize our carbon footprint as a part of our goal to have all of our conventional fleets equipped with emissions reduction technology.

In concert with our existing low-emission conventional fleets, we have recently entered into an agreement with USWS, allowing us to acquire up to 20 licenses (along with certain other rights) to construct in-house new, electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology. This technology utilizes electric motors powered by lower-cost, lower-emission power solutions, including local utility-sourced line power, or on-site generation from natural gas produced and conditioned in the field, CNG, LNG, and/or traditional fuels, if needed. This flexibility in fuel supply can provide our customers with additional tools to meet their emissions and sustainability goals by reducing their reliance on diesel, as well as offer potentially significant fuel cost savings. We believe that our fleets equipped with Clean Fleet® technology will supplement our environmentally advantaged conventional fleets and provide our customers an optimized suite of options to satisfy their ESG objectives while maximizing operating efficiency. We have three electric-powered fleets under construction and currently expect the first of these fleets, which has already been contracted with a customer for a one-year term, to be ready for deployment during the first quarter of 2022. We believe that our new electric fleets, together with our existing conventional fleets, which we continue to optimize to incorporate efficiency-enhancing features, place us on the leading edge of the domestic hydraulic fracturing business and position us to maintain a high equipment utilization rate, low emissions and attractive profitability.

Facilitating the advanced technology and operational capability of our equipment is our vertically integrated business model and supply chain management, which allows us to manufacture, assemble, repair and maintain our own fleets and ancillary frac equipment, including power ends, fluid ends, flow iron and monolines. We operate facilities in Cisco and Fort Worth, Texas, including an ISO 9001 2015 certified OEM manufacturing facility, in which we manufacture and refurbish many of the components used by our fleets, including pumps, fluid ends, power ends, flow iron and other consumables. These facilities provide in-house manufacturing capacity that enables cost-advantaged growth and maintenance. We have the ability to manufacture up to 55,000 HHP per month (including electric fleets) and perform substantially all of the maintenance, repair and servicing of our hydraulic fracturing fleets.

Vertical integration enables us to realize a lower capital investment and operating expense by capturing the margin of manufacturing and/or maintenance, by recycling and refurbishing older machinery in our fleet, as opposed to disposing of it, and by enabling the ongoing improvement of our equipment and processes as part of a continuous research and development cycle. This combination also facilitates our “Acquire, Retire, Replace” approach to growing, maintaining and modernizing our fleets, and helps insulate us from supply chain constraints that have disrupted competitors’ and customers’ operations in the past. Our in-house manufacturing capabilities also allow us to rapidly implement new technologies in a cost-effective manner not possible for many of our peers. We believe that as a result of this vertical integration, we are able to achieve conventional Tier IV dual fuel fleet construction costs of $540 per HHP contrasted with an industry cost of up to $861 per HHP, according to Daniel Energy Partners, and an average expected price to build electric fleets, including power generation, of $467 per HHP.

Our manufacturing capabilities and control over the manufacturing process have allowed us to design and build hydraulic fracturing fleets to uniform specifications intended for deployment in resource basins requiring high levels of pressure, flow rate and sand intensity. We believe the standardized, modular configuration of our equipment provides us with several competitive advantages, including reduced repair and maintenance costs, reduced downtime, reduced inventory costs, training efficiencies, reduced complexity in our operations and the ability to redeploy equipment among operating basins. We believe that our uniform fleet specifications along with the ability to more directly control our supply chain and end-of-life management for our equipment differentiates us from competitors who typically purchase such equipment from third party manufacturers and rely on such manufacturers or other third parties for repair and maintenance.

We also provide ancillary services, further increasing our value as a business partner to our customers, including frac design and related services, frac sand and chemical supply, logistics coordination and real time data reporting, such as operational statistics, inventory management, completions updates and emissions monitoring. We also operate an approximate three-million-ton-per-year sand mine and processing facility in Kermit, Texas, with proved reserves of 42.3 million tons, which allows us to sell proppant to our customers in West Texas and Southeastern New Mexico. Our integrated service platform creates operational efficiencies for our customers and allows us to capture a greater portion of their development capital spending, positioning us to maintain high equipment utilization rates, low emissions and attractive profitability.

For the year ended December 31, 2020, we generated net losses of approximately $118.5 million, Adjusted EBITDA of approximately $72.8 million and Free Cash Flow of approximately $29.4 million. For the definitions of Adjusted EBITDA and Free Cash Flow and a reconciliation to their most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures.”

Competitive strengths

We believe the following characteristics differentiate us from our peers and uniquely position us to execute on our strategy to create value for our stakeholders:

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High performing, technologically advanced fleet focused on cash flow, increased efficiencies, and lower emissions.    We believe we are strongly positioned to continue to respond to the increased demand for highly-efficient and environmentally advantaged energy services, which are those that produce fewer negative impacts on the environment than those provided by standard Tier II fleets. We believe we have the largest fleet of low emissions and technologically advanced conventional frac equipment in the United States, with 54% of our fleets equipped with Tier IV engines and 40% with dual fuel capabilities. We believe our technologically advanced fleets are among the most reliable and best performing in the industry with the capabilities to meet the most demanding pressure and flow rate requirements in the field. For example, we are one of the few energy services companies to install 60-inch pumps in our fleets, providing for significantly higher capacity and capability. The combination of these factors provides us with an ability to operate efficiently in the most demanding environments while helping our customers meet their ESG goals. Further, our standardized, high specification equipment, manufacturing capabilities and direct control over our supply chain lead to lower total cost of ownership, which we believe allows us to both increase our margins and meet increasing demand for efficient, environmentally-advantaged energy services.

Our standardized equipment reduces our downtime as our mechanics can quickly and efficiently diagnose and repair our equipment and reduces the amount of inventory we need on hand. We are able to easily shift equipment among operating areas as needed to take advantage of market conditions or to replace temporarily damaged equipment. This flexibility allows us to target customers that are offering higher prices for our services, regardless of the basins in which they operate. Standardized equipment also reduces the complexity of our operations, which lowers our training costs and improves our safety profile.

To complement our modern and highly efficient conventional fleets, we have commenced construction of three electric-powered hydraulic fracturing fleets utilizing Clean Fleet® technology, and we currently expect completion and deployment of the first of these fleets in the first quarter of 2022. Our fleets equipped with Clean Fleet® technology are expected to reduce the carbon emission footprint of our operations by up to 33% per fleet relative to conventional diesel frac equipment according to USWS, which is equivalent to a reduction of approximately 1,700 cars on the road per year per fleet using EPA estimates.

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Vertically integrated business model enhances our ability to meet our customers’ needs.    We operate a vertically integrated business model that includes complementary manufacturing, frac design, sand and chemical supply and data reporting services. This enhances our profitability through reduced capital and maintenance expenditures, and provides a significant advantage in cost savings and supply chain management versus our peers who do not manufacture and rebuild/refurbish their own equipment and components. Furthermore, our vertically integrated operations offer greater supply chain control and management of critical components, insulating us from disruptions that have previously impacted the operations of our competitors and customers. We manufacture and refurbish many of the components used by our fleets, including pumps, fluid ends, power ends, flow iron and other consumables at our facilities in Cisco and Fort Worth, Texas. We have the proven capability to manufacture up to 55,000 HHP per month (including electric fleets) and perform substantially all of the maintenance, repair and servicing of our hydraulic fracturing fleets in-house.

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“We do the hard jobs.”    Vertical integration of our business enables us to take on premium frac jobs that have more demanding pressure and flow rate requirements and put extra wear and tear on frac equipment, requiring more frequent equipment rebuilds. We believe many competitors avoid these jobs as they lack the capital or repair capability to make such work profitable. However, we find such challenging work to be more economically attractive versus less intensive “commodity” work that is easier on equipment, but more competitive and with lower associated profitability.

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Rapid and cost-effective implementation of new technologies.    Much of our equipment is customized for our operations and built to substantially uniform specifications. As a result of our in-house manufacturing capabilities, we are able to rapidly fabricate, develop and deploy new equipment and rebuild/refurbish existing equipment without relying on third-party supply chains or paying price markups for bespoke orders or processes. In addition to manufacturing our pumping units, we have the capability to manufacture many of the other components of our fleets such as blenders and hydration units. Our manufacturing capabilities facilitated our development of the Centipede™ high pressure flow system, which reduces non-productive time by reducing rig up time by up to 50% and iron connections by up to 70%, while also preventing shutdowns. We have also developed proprietary vibration monitoring technology to gather enabling data for artificial intelligence-driven predictive pre-failure maintenance, performance reporting and design customizations on core equipment.

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Advantaged in tight market.    Our manufacturing capabilities reduce the risk that we will be unable to source important components, such as fluid-ends, power-ends and other consumable parts. During periods of high demand for hydraulic fracturing services, external equipment vendors often report order backlogs of up to nine months, which can lead to increased costs or inability to deploy fleets. We have historically manufactured, and believe we have the in-house capacity to manufacture, all major consumable components required to operate all of our fleets at full capacity.

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Organizational culture based on world class service, innovation, safety, improving environmental impact and active contributions to our communities.    We believe our corporate culture plays a significant role in our ability to consistently deliver excellent service to our customers, as well as our ability to attract and retain high quality personnel. We encourage innovation throughout our organization and empower our employees to innovate. For example, we maintain an innovation award program for our employees which provides cash incentives for changes to equipment and processes that improve efficiency and safety. Motivated by this program, our employees have developed numerous tools, processes and equipment enhancements that improve our operations, such as a tool for performing maintenance on fluid ends that reduces the time required for a routine maintenance procedure from 45 minutes to 15 minutes, our PadTrac system that performs live job monitoring and a tool for rebuilding butterfly valves that allows this task to be performed by a single technician. We are committed to the safety and wellness of our employees and we actively foster training, advancement and career development. We also seek to actively contribute our time and resources to positively impact the communities in which we work and live.

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Loyal and active customers that appreciate our efficiency, suite of services and ability to complete the most difficult and demanding projects.    We have a strong portfolio of active customers that value our modern, technologically advanced equipment and our commitment to a more ESG-conscious service offering. While our customer base includes a broad range of E&P companies, we currently primarily serve leading private, midsize operators in our areas of operation. These customers trust us to execute on their most technically demanding operations and value our unique ability to meet their needs with our vertically integrated business model. We believe our operating history combined with our emissions savings equipment has us well positioned to add larger, well-capitalized customers with consistent work to our business. Additionally, our customers benefit substantially from our complementary services, including frac design and related services, frac sand and chemical supply, logistics and real time data reporting. Our track record of consistently providing high-quality, safe and reliable service has enabled us to develop long-term partnerships with our customers, and we expect that our customers will continue to support our growth.

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Strong data and digital capabilities.    Our focus on technology and innovation also underpins our efficiency through real time data analysis of operational statistics, inventory management, completions updates and emissions monitoring. We offer a comprehensive and competitive suite of data and digital solutions such as PadTrac, SOPHIA, and our Spartyn platform. PadTrac is a real time data stream that provides pertinent equipment data on location to our operators. SOPHIA is our cloud-based platform that accompanies the ESC and provides visibility into fuel savings and carbon footprint reduction. SOPHIA enhances the credibility, consistency, and transparency of carbon footprint quantification by following ISO standards. Our Spartyn platform digitally tracks maintenance tasks completed, plans preventative maintenance, tracks assets, and a various other operational equipment and tasks. Spartyn further allows business users to access all data from various operational and financial sources in one centralized location for rapid analysis and decision making. These digital systems provide critical, real-time insights to our customers during operations, our maintenance department to help extend the operational life of our equipment and maintain higher fleet utilization and our financial systems for rapid and accurate reporting. We believe our digital infrastructure saves time, money, and makes us more productive and cost effective enterprise.

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Large scale and leading market share across most active major U.S. basins.    We are the largest privately held hydraulic fracturing provider in North America based on HHP. We operate in some of the most active basins in the United States, including the Appalachian, East Texas/Louisiana and Permian Basins and our operations are heavily weighted towards natural gas production activity. This geographic diversity reduces volatility in our revenue due to basin trends, relative commodity prices, adverse weather and other events. Our large footprint and standardized equipment enables us to rapidly reposition our fleets based on demand trends among different basins and allows us to spread our fixed costs over a greater number of fleets. Our large scale also strengthens our negotiating position with our suppliers and our customers. Additionally, we expect to leverage our strengths to capture market share in these regions in response to customer demand for more efficient and cleaner fleets.

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Experienced management and shareholder team that have driven extreme value creation for stakeholders in past endeavors.    Our senior management team has more than 100 years of relevant experience in hydraulic fracturing and the energy industry. The management team is focused on the operational success of the Company and their interests are aligned with those of investors and customers. Additionally, our principal shareholders, the Wilks, have a proven history of founding and growing pressure pumping companies. Prior to founding ProFrac, the Wilks founded FracTech Holdings, LLC, the predecessor to FTSI in 2000, which they grew into one of the largest North American hydraulic fracturing companies based on HHP before selling their 70% interest in that business in 2011 in a transaction that valued the business at $5 billion. Combined, the Wilks have more than 75 years’ experience in the energy and energy services sectors. Under their leadership, we have grown our hydraulic fracturing business to a total of 20 fleets, as of June 30, 2021, with an aggregate of over 1.0 million HHP and revenues in excess of $500 million for the fiscal year ended December 31, 2020. None of the Existing Owners are selling any equity in this offering and we believe that the Wilks’ experience will continue to benefit our operations and business.

Business strategies

We intend to achieve our primary business objective of creating value for our stakeholders through the following business strategies:

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Position ourselves as a key partner to our customers in response to increasing focus on environmental sustainability.    As the demand for energy services in the United States recovers from the lows experienced in 2020, we expect demand for our hydraulic fracturing services to continue to grow significantly. In particular, as one of the largest hydraulic fracturing service providers in North America based on HHP, we believe our modern, technologically advanced fleets position us to capitalize on customer mandates for “next generation” frac fleets due to their lower emissions and the economic benefits of fuel cost savings. We also offer our customers a holistic suite of services that we believe is responsive to our customers’ evolving needs, including frac design, manufacturing and related services, proppant and chemical supply, logistics and real time data reporting. We have increased our number of active fleets by two in the second quarter of 2021 as a result of customer demand and continue to receive customer interest in reactivating additional fleets. Rystad Energy estimates that total HHP capacity has declined by approximately 8.3 million HHP as of July 31, 2021 from approximately 21 million HHP at the end of 2019, as a result of frac equipment permanently leaving the market as a result of scrapping, cannibalization and deferred maintenance. In addition, approximately 30% of remaining horsepower is comprised of obsolete or non-operational fleets, according to Rystad Energy. By contrast, we have focused on upgrading and expanding our fleets’ capabilities and have positioned ourselves as ready to respond to our customers’ needs as upstream activity returns and the focus on ESG-sensitive operations grows. Furthermore, our consistently high fleet utilization levels and 24 hours per day, seven days per week operating schedule should result in greater revenue opportunity and enhanced margins as fixed costs are spread over a broader revenue base. We believe that any incremental future fleet additions will benefit from these trends and associated economies of scale.

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Commitment to returns-driven, environmentally-advantaged investments and technology to support further emissions reduction and greater operational efficiency.    We believe demand for lower emissions operations will outpace current supply and lead to further opportunities to deploy new technical solutions to our customers relative to our competition, particularly with natural gas playing an increasingly critical role in the transition away from less clean sources of energy. We have invested in various businesses and technologies that we plan to leverage to strengthen our market position and to better serve our customers. For example, we recently acquired a majority stake in EKU, a provider of idle reduction technologies and the manufacturer of our proprietary ESCs. We believe our ESCs will eliminate roughly 90% of idle hours and result in substantially lower emissions and fuel costs. This reduction in idle time can reduce carbon dioxide emissions by up to 24% compared to standard operations in which engines generally run continuously during a frac job.

Additionally, we are supplementing our already environmentally-advantaged conventional fleets with electric fleets equipped with Clean Fleet® technology, which will provide customers additional low emission and cost effective solutions. We intend to continue this focus on efficiency and emissions-optimized technology in order to capitalize on the increased demand for higher efficiency and higher performing hydraulic fracturing services. We believe that by pursuing the development of advanced technology in both our conventional fleets and complementary electric-powered fleets, we will be well positioned to capture the increasing demand for highly capable and environmentally-advantaged energy services with which operators may satisfy their ESG imperatives.

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Pursue accretive mix of organic growth and strategic consolidation.    We plan to continue to grow our operations and fleets in response to increased customer demand as well as selectively evaluate potential strategic acquisitions that increase our scale and capabilities and diversify our operations. We believe opportunities exist to acquire older generation diesel frac fleets at attractive prices and use our in-house manufacturing capabilities to upgrade and maintain them, thus extending their useful life and maximizing their cash flow, after which they can be replaced with cutting edge dual fuel or electric technology as part of our “Acquire, Retire and Replace” strategy. The resulting displacement of older fleets should yield significant improvements in emissions, operating efficiency, safety and profitability. The retired fleets can also serve as a source of spare parts and components that can reduce our maintenance capital expenditures. Our vertically integrated business model and in house manufacturing enables faster integration of assets we may acquire and allows us to more economically and efficiently cannibalize, refurbish, and redeploy equipment. Additionally, we expect that our technology and focus on lower emission fleets will promote growth and attract new customers focused on reducing their emissions profiles.

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Continued focus on safe, efficient and reliable operations.    We are an industry leader with a proven track record in safety with a TRIR of 0.32 for the twelve months ended December 31, 2020, including our manufacturing division, compared to the industry average of 0.7 as per IOGP. We prioritize safety in our equipment through mechanisms like AFEX fire control, which is installed on all of our field equipment and is designed to suppress fires immediately. We believe our excellent safety record is partly attributable to the standardization of our equipment, which makes it easier for mechanics and equipment operators to identify and diagnose problems with equipment before a safety hazard arises. Our fleets are also standardized to use Centipede™ mono-line, which has fewer iron connections on site and allows for a safer and quicker rig up versus traditional flow iron assemblies. Our streamlined, innovative equipment enables for safer operations and time savings, mitigation of inefficiencies from shutdowns, and improvements relative to the amount of horsepower required to put down hole. Additionally, our standardized equipment and in-house manufacturing capability allows us to rapidly assess operations as well as test new equipment while also reducing the complexity of our operations and lowering our training costs.

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Focus on generating superior returns while maintaining a conservative balance sheet and financial policies.    We plan to maintain a conservative balance sheet following this offering, which will allow us to better react to potential changes in industry and market conditions and opportunistically grow our business. We had $291.7 million of net debt, defined as total debt of $308.2 million less $16.5 million of cash and equivalents, as of June 30, 2021. We intend to continue aligning our growth capital expenditures with visible customer demand, by strategically deploying new equipment in response to inbound customer requests and industry trends. We are disciplined about deploying growth capital to our business, and expect investments in new fleets to have a simple payback of 2.5 years or fewer before investing. As a result of this approach, we believe that we operate one of the most profitable frac businesses and that our strategies and competitive advantages have contributed to our strong relative financial performance, as demonstrated by our history of positive EBITDA generation despite recent market volatility. Our vertical integration of key supply chains enables consistent cost management, low capital intensity and high conversion of EBITDA to free cash flow, which we believe will help us deliver shareholder returns across market cycles, while maintaining a conservative balance sheet.

At the closing of this offering, we expect to have $             million of liquidity, in the form of cash on hand and undrawn borrowing capacity under our $             million revolving credit facility, to support our growth ambitions.

Properties

Our corporate headquarters are located at 333 Shops Boulevard, Suite 301, Willow Park, Texas 76087. We currently own or lease the following additional principal properties:

Location	Size	Leased or owned	Purpose
Willow Park, TX	8,244 sqft	Leased	Corporate Headquarters
Smithfield, PA	47,800 sqft	Leased	Field Operations
Odessa, TX	50,634 sqft	Leased	Field Operations
Marshall, TX	21,800 sqft	Leased	Field Operations
Pleasanton, TX	16,866 sqft	Leased	Field Operations
El Reno, OK	19,027 sqft	Leased	Field Operations
Winkler County, TX	641 acres	Owned	Sand Mine
Winkler County, TX	630 acres	Leased	Sand Mine
Fort Worth, TX	109,823 sqft	Leased	Manufacturing
Cisco, TX	130,000 sqft	Owned	Manufacturing

We believe that our facilities are adequate for our current operations.

Our mining and processing facility

We own and operate an approximately three million ton per year sand mine and processing facility located in Winkler County, Texas; the facility is located approximately 14 miles north of Kermit, Texas and approximately 58 miles west of the Midland-Odessa area. Our sand mine facility features two wash plants and a dry plant with two rotary dryers that clean and classify the sand. We built the facility in 2017 and produce 40/70-mesh and 100-mesh (70/200) sand. Additional onsite facilities include a scale house, office, shop, quality laboratory and onsite housing for up to 40 employees. The plant does not crush the material, but cleans and classifies the sand. The plant has a closed loop process water circuit to allow for the efficient use of water. Once the product is appropriately processed, it is stored in one of eight storage silos until it is transported by truck to its destination.

Our reserves

We believe we have a high-quality mineral reserve base. “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 divides reserves between “proven (measured) reserves” and “probable (indicated) reserves” which are defined as follows:

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Proven (measured) reserves.    Reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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Probable (indicated) reserves.    Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Summary of reserves

We follow SEC Industry Guide 7 in determining our mineral reserves. Exploration samples are evaluated in our laboratory facilities to assess product quality and mining/processing parameters. Members of our sales management team assess the salability of the product(s). Geologic, topographic and site data are used to create a geologic model and mining plan. We prepare an analysis of operating costs, capital costs and long-term anticipated sales volume and price to ensure the economic viability of the reserve.

The quantity and nature of the mineral reserves are estimated by our internal mine planning team and third-party companies. According to John T. Boyd Company (“John T. Boyd”), the relatively uniform nature of the sand deposit underlying the property, combined with laboratory testing results, indicate the sand deposit will produce a high-quality proppant sand product that will meet the customer specifications for regional proppant sand within the Permian Basin. Analysis of sand by independent third-party testing companies indicates that the reserves have characteristics which generally meet American Petroleum Institute specifications with regard to crush strength, turbidity and roundness and sphericity.

Based on third-party reserve report by John T. Boyd, as of December 31, 2020, our sand reserves had an implied average reserve life of 45 years, assuming production at the current rated capacity of 3.0 million tons of frac sand per year.

The following table provides a summary of our facilities as of December 31, 2020, both of which primarily provide proppant for the oil and natural gas industry:

Mine/plant location	Owned/ leased	Area (in acres)	Proven reserves (in thousands of tons)	Probable reserves (in thousands of tons)	Implied average reserve life (in years)
Winkler County, TX	Owned	641	29,025	896	27
Winkler County, TX	Leased	630	13,287	6,288	18
Total		1,271	42,312	7,184	45

Surface and mineral rights

A portion of our reserves are located on approximately 630 acres that we lease under a lease that terminates in 2052. The lease imposes a royalty rate of 2% of gross sales revenue and requires that we commence production from the leased premises by January 1, 2032.

Our customers

Our customers consist primarily of E&P companies in the continental United States. Our top five customers accounted for approximately 53% and 45% of our revenue for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, Rockcliff Energy Management, LLC accounted for 15%, Alta Resources Development, LLC accounted for 11% and Sabine Oil and Gas Corporation accounted for 10%, respectively, of our total revenue.

Competition

The markets in which we operate are highly competitive. To be successful, an energy services company must provide services that meet the specific needs of E&P companies at competitive prices. Competitive factors impacting sales of our services are price, environmental profile of our equipment and operations, reputation and technical expertise, service and equipment quality, and health and safety standards. Although we believe our customers consider all of these factors, we believe price and equipment capabilities are the key factors in our customers’ criteria in choosing a service provider. While we seek to price our services competitively, we believe many of our customers elect to work with us based on our the capabilities and environmental profile of our fleet, as well as our extensive experience and operational expertise in U.S. unconventional oil and gas production, integrated business model and uniform fleet of standardized, high specification equipment.

We provide our services primarily in the Appalachian, East Texas/Louisiana and Permian Basins, and we compete against different companies in each of those locations. Our major competitors include Halliburton Company, Liberty Oilfield Services Inc. and NexTier Oilfield Solutions Inc.

Seasonality

Our results of operations have historically reflected seasonal tendencies, generally in the fourth quarter, relating to the conclusion of our customers’ annual capital expenditure budgets, the holidays and inclement winter weather during which we may experience declines in our operating results.

Operating risks and insurance

Our operations are subject to hazards inherent in the energy services industry, such as accidents, blowouts, explosions, fires and spills and releases that can cause personal injury or loss of life, damage or destruction of property, equipment, natural resources and the environment and suspension of operations.

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the oilfield services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

Despite what we view as our strong safety record and our efforts to maintain safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

We maintain commercial general liability, workers’ compensation, business auto, commercial property, excess liability, and directors and officers insurance policies providing coverages of risks and amounts that we believe to be customary in our industry. Further, we have pollution legal liability coverage for our business entities, which would cover, among other things, third party liability and costs of clean-up relating to environmental contamination on our premises, while our equipment is in transit and while on our customers’ job site. With respect to our hydraulic fracturing operations, coverage would be available under our pollution legal liability policy for any surface environmental clean-up and liability to third parties arising from any surface contamination. We also have certain specific coverages for some of our business segments, including for our hydraulic fracturing services.

Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk. Further, insurance rates have in the past been subject to wide fluctuation and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us. See “Risk Factors” for a description of certain risks associated with our insurance policies.

Environmental and occupational health and safety regulations

Environmental, health and safety matters and regulation

Our operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection, and occupational health and safety. Numerous federal, state and local governmental agencies issue regulations that often require difficult and costly compliance measures that could carry substantial administrative, civil and criminal penalties and may result in injunctive obligations for non-compliance. These laws and regulations may, for example, restrict the types, quantities and concentrations of various substances that can be released into the environment, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically or seismically sensitive areas and other protected areas, or require action to prevent or remediate pollution from current or former operations. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment. Changes in environmental, health and safety laws and regulations occur frequently, and any changes that result in more stringent and costly requirements could materially adversely affect our operations and financial position. For example, following the election of President Biden and Democratic control in both houses of Congress, it is possible that our operations may be subject to greater environmental, health and safety restrictions, particularly with regards to hydraulic fracturing, permitting and GHG emissions. We have not experienced any material adverse effect from compliance with current requirements; however, we cannot guarantee this will always be the case.

Below is an overview of some of the more significant environmental, health and safety requirements with which we must comply. Our customers’ operations are subject to similar laws and regulations. Any material adverse effect of these laws and regulations on our customers’ operations and financial position may also have an indirect material adverse effect on our operations and financial position.

Waste Handling.    We handle, transport, store and dispose of wastes that are subject to the Resource Conservation and Recovery Act (“RCRA”) and comparable state laws and regulations, which affect our activities by imposing requirements regarding the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Although certain petroleum production wastes are exempt from regulation as hazardous wastes under RCRA, such wastes may constitute “solid wastes” that are subject to the less stringent requirements of non-hazardous waste provisions.

Administrative, civil and criminal penalties can be imposed for failure to comply with waste handling requirements. Moreover, the EPA or state or local governments may adopt more stringent requirements for the handling of non-hazardous wastes or re-categorize some non-hazardous wastes as hazardous wastes in the future. Indeed, legislation has been proposed from time to time in U.S. Congress to re-categorize certain oil and natural gas exploration, development and production wastes as hazardous wastes. Several environmental organizations have also at times petitioned the EPA to modify existing regulations to re-categorize certain oil and natural gas exploration, development and production wastes as hazardous. Any such changes in these laws and regulations could have a material adverse effect on our capital expenditures and operating expenses. Although we do not believe the current costs of managing our wastes, as presently classified, to be significant, any legislative or regulatory reclassification of oil and natural gas E&P wastes could increase our costs to manage and dispose of such wastes.

Remediation of Hazardous Substances.    The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and analogous state laws generally impose liability without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination and those persons that disposed or arranged for the disposal of the hazardous substance at the facility. Liability for the costs of removing or remediating previously disposed wastes or contamination, damages to natural resources, the costs of conducting certain health studies, amongst other things, is strict and joint and several. In the course of our operations, we use materials that, if released, would be subject to regulation under CERCLA and comparable state laws. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state statutes for all or part of the costs to clean up sites at which such hazardous substances have been released. Such liability could require us to make significant expenditures to investigate and remediate such contamination or attain and maintain compliance with such laws, and may otherwise have a material adverse effect on our results of operations, competitive position or financial condition.

NORM.    In the course of our operations, some of our equipment may be exposed to naturally occurring radioactive materials (“NORM”) associated with oil and gas deposits and, accordingly, may result in the generation of wastes and other materials containing NORM. NORM exhibiting levels of radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work area affected by NORM may be subject to remediation or restoration requirements.

Water Discharges.    The Clean Water Act (“CWA”), SDWA, Oil Pollution Act (“OPA”) and analogous state laws and regulations impose restrictions and strict controls regarding the unauthorized discharge of pollutants, including produced waters and other oil and gas wastes, into regulated waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The discharge of dredge and fill material into regulated waters, including wetlands, is also prohibited, unless authorized by a permit issued by the U.S. Army Corps of Engineers (the “Corps”). The scope of these regulated waters has been subject to controversy in recent years. In September 2015, the EPA and the Corps issued new rules revising the definition of “waters of the United States” (the “Clean Water Rule”), but in April 2020, the EPA and the Corps replaced the Clean Water Rule with the Navigable Waters Protection Rule, which narrows the definition of “waters of the United States” to four categories of jurisdictional waters and includes twelve categories of exclusions, including groundwater. However, these rulemakings are currently subject to litigation and the Biden Administration has announced its intention to develop its own definition for “waters of the United States”. In addition, the U.S. Supreme Court has held that, in certain cases, discharges from a point source to groundwater could fall within the scope of the CWA and require a permit. To the extent any new rules or court decisions expand the scope of the CWA’s jurisdiction, ProFrac’s customers could face increased costs and delays with respect to obtaining permits, including for dredge and fill activities in wetland areas.

Noncompliance with the CWA, SDWA, OPA, or other laws or regulations relating to water discharges may result in substantial administrative, civil and criminal penalties, as well as injunctive obligations, for us or our customers. The process for obtaining permits also has the potential to delay operations. Additionally, spill prevention, control and countermeasure plan requirements require appropriate containment berms and similar structures to help prevent the contamination of regulated waters.

Air Emissions.    The CAA and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other emissions control requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants from specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. For example, EPA has established emission control requirements for crude oil and natural gas production and processing operations and established criteria for aggregating multiple small surface sites into a single source for air quality permitting purposes, which could cause small facilities, on an aggregate basis, to be deemed a major source subject to more stringent air permitting processes and requirements. These and other laws and regulations may increase the costs of compliance for some facilities where we operate. Obtaining or renewing permits also has the potential to delay the development of oil and natural gas projects.

Climate Change.    Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of carbon dioxide, methane and other GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, President Biden has highlighted addressing climate change as a priority of his administration and has issued several executive orders addressing climate change. Moreover, following the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the CAA, the EPA has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, and together with the DOT, set GHG emissions and fuel economy standards for vehicles in the United States. The regulation of methane from oil and gas facilities has been subject to uncertainty in recent years. The EPA previously had promulgated NSPS imposing limitations on methane emissions from sources in the oil and gas sector. Subsequently, in September 2020, the Trump Administration rescinded those methane standards and removed the transmission and storage segments from the oil and gas source category under the CAA’s NSPS. However, in June 2021, President Biden signed a resolution passed by the U.S. Congress under the Congressional Review Act nullifying the September 2020 rule, effectively reinstating the prior standards. Additional action from the Biden Administration with respect to methane emissions from existing oil and gas sources is also expected in the future. The reinstatement of direct regulation of methane emission for new sources and the promulgation of requirements for existing oil and gas customers could result in increased costs for our customers and consequently adversely affect demand for our services.

Separately, various states and groups of states have adopted or are considering adopting legislation, regulation or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. For example, several states, including Pennsylvania and New Mexico, have proposed or adopted regulations restricting the emission of methane from

E&P activities. At the international level, the United Nations-sponsored “Paris Agreement” requires member states to submit non-binding, individually-determined reduction goals known as Nationally Determined Contributions every five years after 2020. President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the United States’ emissions by 50-52% below 2005 levels by 2030. The impacts of these orders, and any legislation or regulation promulgated to fulfill the United States’ commitments under the Paris Agreement, cannot be predicted at this time.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates now in public office. On January 27, 2021, President Biden issued an executive order that calls for substantial action on climate change, including, among other things, the increased use of zero-emission vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across government agencies and economic sectors. The Biden Administration has also issued orders temporarily suspending the issuance of authorizations, and suspending the issuance of new leases pending a study, for oil and gas development on federal lands. For more information, see our regulatory disclosure titled “Regulation of Hydraulic Fracturing and Related Activities.” As a result, we cannot predict the full impact of these developments or whether the Biden Administration may pursue further restrictions. Other actions that could be pursued by the Biden Administration may include the imposition of more restrictive requirements for the establishment of pipeline infrastructure or the permitting of LNG export facilities, as well as more restrictive GHG emission limitations for oil and gas facilities.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate the GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for our services. Additionally, political, litigation and financial risks may result in our customers restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce the demand for our services. One or more of these developments could have a material adverse effect on our business, financial condition and results of operation.

Endangered and Threatened Species.    Environmental laws such as the ESA and analogous state laws may impact exploration, development and production activities in areas where we operate. The ESA provides broad protection for species of fish, wildlife and plants that are listed as threatened or endangered. Similar protections are offered to migratory birds under the MBTA and various state analogs. FWS may identify previously unidentified endangered or threatened species or may designate critical habitat and suitable habitat areas that it believes are necessary for survival of a threatened or endangered species. For example, the dunes sagebrush lizard, which is found only in the active and semi-stable shinnery oak dunes of southeastern New Mexico and adjacent portions of Texas (including areas where our customers operate), was a candidate species for listing under the ESA by the FWS for many years. As a result of a recent settlement with the environmental groups, the FWS, in July 2020, acted on a petition to list the dunes sagebrush lizard finding sufficient information to warrant a formal one-year review to consider listing the species. While the listing review is ongoing, FWS has also developed a conservation agreement that would implement certain protective practices for the species and authorize incidental take of the species resulting from certain covered activities, including exploration and development of oil and gas fields. The conservation agreement is known as a CCAA. We have joined the CCAA in an effort to mitigate potential impacts on our business of a listing of the dunes sagebrush lizard by the FWS.

On June 1, 2021, FWS also proposed to list two distinct population segments of the lesser prairie-chicken under the ESA, in response to a 2016 petition from conservation groups. Separately, on July 1, 2021, a lawsuit was filed by conservation groups to overturn a 2019 FWS decision that listing the eastern hellbender salamander under the ESA was not warranted. To the extent any protections are implemented for these or any other species, it could cause us or our customers to incur additional costs or become subject to operating restrictions or operating bans in the affected areas.

Regulation of Hydraulic Fracturing and Related Activities.    Our hydraulic fracturing operations are a significant component of our business. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has previously issued a series of rules under the CAA that establish new emission control requirements for certain oil and natural gas production and natural gas processing operations and associated equipment. BLM also finalized rules to impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. While this regulation was subsequently rescinded in December 2017, which rescission was upheld by the District Court of Northern California, litigation is ongoing. Additionally, the Biden Administration may seek to revisit these regulations. Separately, the Biden Administration may also pursue further restriction of hydraulic fracturing and other oil and gas development on federal lands. For example, on January 27, 2021, President Biden issued an executive order that, among other things, called for the elimination of fossil fuel subsidies from federal budget requests beginning in 2022 and suspended the issuance of new leases for oil and gas development on federal lands to the extent permitted by law and calls for a review of existing leasing and permitting practices for such activities on federal lands (the order clarifies that it does not restrict such operations on tribal lands that the federal government merely holds in trust). However, legal challenges to this suspension are ongoing, and the District Court for the Western District of Louisiana has issued a preliminary injunction against the implementation of this suspension while such challenges are pending. Although the order does not apply to existing operations under valid leases, ProFrac cannot guarantee that further action will not be taken to curtail oil and gas development on federal lands. Any restrictions for new or existing production activities on federal land could adversely impact our customer’s operations and consequently reduce demand for our services. Further, legislation to amend the SDWA to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, have previously been proposed in Congress. Several states and local jurisdictions in which we or our customers operate also have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids.

Federal and state governments have also investigated whether the disposal of produced water into underground injection wells has caused increased seismic activity in certain areas. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma has issued rules for wastewater disposal wells that impose permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, has implemented plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. In particular, the Oklahoma Corporation Commission’s well completion seismicity guidelines for operators in the SCOOP and STACK require hydraulic fracturing operations to be suspended following earthquakes of certain magnitudes in the vicinity. In addition, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division has previously issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce the number of earthquakes in the state. The Texas Railroad Commission has adopted similar rules.

If new laws or regulations that significantly restrict hydraulic fracturing and related activities are adopted, such laws could make it more difficult or costly to perform fracturing to stimulate production from tight formations. In addition, if hydraulic fracturing is further regulated at the federal or state level, fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. Such legislative changes could cause us to incur substantial compliance costs, and compliance or the consequences of any failure to comply could have a material adverse effect on our financial condition and results of operations.

OSHA Matters.    The Occupational Safety and Health Act (“OSHA”) and comparable state statutes regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. In March 2016, the U.S. Occupational Safety and Health Administration issued a final rule to impose stricter standards for worker exposure to silica; our sand mining operations are subject to this rule and, moreover, the rule went into effect on June 23, 2021 for hydraulic fracturing activities. As a result, we or our customers may be required to incur additional costs associated with compliance with these standards, which costs may be material.

Mining Activities.    Our sand mining operations are subject to the oversight of the U.S. Mine Safety and Health Administration (“MSHA”), which is the primary regulatory agency with jurisdiction over the commercial silica industry. MSHA regulates quarries, surface mines, underground mines, and the industrial mineral processing facilities associated with quarries and mines. MSHA administers and enforces the provisions of the Federal Mine Safety and Health Act of 1977 (“FMSHA”), as amended by the Mine Improvement and New Emergency Response Act of 2006. FMSHA imposes stringent health and safety standards on numerous aspects of our operations inclusive of mineral extraction and processing operations, transportation and transloading of silica and delivery of silica sand to well sites. These standards include, among others, the training of personnel, operating procedures, operating and safety equipment, and other matters. As part of MSHA’s oversight, its representatives must perform at least two unannounced inspections annually for each surface mining facility in its jurisdiction.

Human capital

Our employees are a critical asset which are key to our innovative culture and overall success. We are focused on our high-performance culture through attracting, engaging, developing, retaining and rewarding top talent. We strive to enhance the economic and social well-being of our employees and the communities in which we operate. We are committed to providing a welcoming, inclusive environment for our workforce, with best-in-class training and career development opportunities to enable employees to thrive and achieve their career goals.

As of December 31, 2020, we employed 925 people, none of which are represented by labor unions or subject to collective bargaining agreements.

Health and Safety.    The health, safety, and well-being of our employees is of the utmost importance. We are an industry leader with a proven track record in safety with a TRIR of 0.32 for the year ended December 31, 2020, including our manufacturing division, compared to the industry average of 0.7.

We provide employees the option to participate in health and welfare plans, including medical, dental, life, accidental death and dismemberment and short-term and long-term disability insurance plans. We also offer a number of health and wellness programs, including telemedicine, health screens and fitness reimbursement as well as access to the Employee Assistance Program which provides employees and their family members access to professional providers to help navigate challenging life events 24 hours a day/365 days a year.

In response to COVID-19, we adopted enhanced safety measures and practices to protect employee health and safety and continue to follow guidelines from the Centers for Disease Control to protect our employees and minimize the risk of business disruption.

Legal proceedings

ProFrac Services, LLC entered into a Master Purchase Agreement For Products And/Or Services with Lonestar Prospects, Ltd. d/b/a Vista Sand (“Vista”), dated November 27, 2017 (the “Vista MSA”), as amended by the First Addendum to Vista MSA and the First Amendment to Vista MSA, both of which are dated June 10, 2018 (collectively, the “Agreement”). Under the terms of the Vista MSA, Services agreed to purchase certain quantities of sand from Vista. Vista filed a complaint against Services in the United States Bankruptcy Court for the Northern District of Texas on March 15, 2021, in which it alleges that Services breached the terms of the Agreement by failing to purchase the required amount of sand or pay for the underpurchased amounts as required by the Agreement. Vista is seeking damages of approximately $8.31 million. This matter is in the early stages of litigation activities, with the first discovery being served on or about July 30, 2021. Vista and Services have entered an agreed order to stay any deadlines until October 25, 2021.

From time to time we may be involved in litigation relating to claims arising out of our operations in the normal course of business, including workers’ compensation claims and employment related disputes. Other than as described above, we are not currently a party to any legal proceedings that, if determined adversely against us, either individually or in the aggregate, would have a material adverse effect on our business, results of operations, cash flows or financial condition and are not aware of any material legal proceedings contemplated by governmental authorities. We are however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business and we may be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters, if decided adversely, to have a material adverse effect on our business, results of operations, cash flows or financial condition.

Management

The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position
Ladd Wilks	36	Chief Executive Officer
Brian Uhlmer	46	Chief Financial Officer
Coy Randle	60	Chief Operating Officer
Robert Willette	46	Chief Legal Officer, Secretary
Matthew D. Wilks	38	Executive Chairman of the Board

Ladd Wilks

Ladd Wilks has served as our Chief Executive Officer since May 2016. Since February 2012, Mr. Wilks has also served Vice President of Breckenridge Geophysical, Inc. Mr. Wilks owns a controlling interest in two private E&P companies. Mr. Wilks currently sits on the Board of Directors of Cisco Safe, the Cisco Recreation Foundation and 13 Foundation. From March 2008 to July 2011, Mr. Wilks served as VP of Logistics of FTSI. Additionally, Mr. Wilks is an executive officer at Wilks Brothers.

Brian Uhlmer

Brian Uhlmer joined ProFrac in 2018 and has served as our Chief Financial Officer since August 2021, and previously served as our Senior Vice President of Strategy and Finance. From August 2016 to April 2019, Mr. Uhlmer served as Corporate Development and Investor Relations Consultant for Energy Recovery, Inc. Prior to that, Mr. Uhlmer was a Managing Director and Head of Energy Research at GMP Securities L.P. from September 2015 to August 2016. Mr. Uhlmer was Managing Director and Head of Energy Research at Global Hunter Securities, L.P. from October 2011 to March 2014. Mr. Uhlmer serves as a Director at Linear Labs Inc., a smart electric motor company which specializes in designing an electric motor system that has the potential for industry leading torque density. Mr. Uhlmer holds a B.S. in Chemical Engineering from the University of Florida, an M.B.A. from the University of Texas at Austin Red McCombs School of Business and has completed all three levels of the CFA Charterholder.

Coy Randle

Coy Randle joined ProFrac in May 2018 and has served as our Chief Operating Officer since October 2018. Mr. Randle has over 39 years’ experience in the energy industry. Prior to joining the company, Mr. Randle provided technical consulting services for Nolan Transportation Group. Mr. Randle served as President and Chief Operating Officer of FTSI from March 2010 to October 2015 and as Senior Vice President of Operations from January 2008 to March 2010.

Robert Willette

Robert Willette has served as our Chief Legal Officer and Secretary since August 2021. Since October 2020, Mr. Willette has served as Assistant General Counsel of Wilks Brothers. From August 2017 to October 2020, Mr. Willette served as Senior Vice President, General Counsel, Corporate Secretary, Chief Compliance and ESG Officer of Carbo Ceramics Inc. Prior to that, Mr. Willette served as General Counsel and Corporate Secretary for Texon L.P., which transports and markets crude oil, natural gas and natural gas liquids. Mr. Willette holds a B.S., an M.B.A., and a J.D. from the University of Kansas.

Matthew D. Wilks

Matthew D. Wilks has served as Executive Chairman of our board of directors since August 2021 and has served as our President since October 2018. Previously, Mr. Wilks served as our Chief Financial Officer from May 2017 to August 2021. Mr. Wilks also has served as Vice President of Investments for Wilks Brothers since January 2012. From 2010 to 2012, Mr. Wilks served as Vice President of Logistics for FTSI. Additionally, Mr. Wilks served as a member of the board of directors of Approach Resources, Inc., an E&P company focused on the exploration, development and production of unconventional oil and gas resources in the United States.

Status as a controlled company

Because the Wilks will initially own              ProFrac LLC Units,             shares of Class A common stock and shares of Class B common stock, representing approximately % of the voting power of our Company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and rules of             . A controlled company is not required to have a majority of independent directors or to maintain an independent compensation or nominating and governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and              that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the                 , at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have              independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and rules of                , including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and nominating and governance committee composed of independent directors, subject to a permitted “phase-in” period. See “Management—Status as a Controlled Company.”

Board of directors and committees

Upon completion of this offering, our board of directors will consist of              directors,             of whom will satisfy the independence requirements of the Exchange Act and                  listing standards. The board of directors has determined that                 ,                  and                  are independent within the meaning of the                  listing standards currently in effect and Rule 10A-3 of the Exchange Act.

Our certificate of incorporation provides that the terms of office of the directors are              from the time of their election until the next annual meeting of shareholders or until their successors are duly elected and qualified.

Our certificate of incorporation provides that the authorized number of directors will generally be not less than                  nor more than                 , and the exact number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the whole board. In addition, our certificate of incorporation and our bylaws provide that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

Audit committee

Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

•

assist the board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	approve audit and non-audit services to be performed by the independent accountants;

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Upon completion of this offering, our audit committee will consist of                  directors who satisfy the independence requirements of the Exchange Act and                  listing standards,                  of whom will qualify as an audit committee financial expert as defined under these rules and listing standards, and                  of whom will satisfy the financial literacy standards for audit committee members under the Exchange Act and                  listing standards. Within one year after completion of the offering, we expect that our audit committee will be composed of three members that will satisfy the independence requirements of the Exchange Act and                  listing standards.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Because we are considered to be controlled by the Wilks under                  rules, we are eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We may elect to take advantage of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

Compensation committee

Our compensation committee will be comprised of                 . This committee will establish salaries, incentives and other forms of compensation for officers and directors. The compensation committee will also administer our long term incentive plan.

Compensation committee interlocks and insider participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Board role in risk oversight

Our corporate governance guidelines will provide that the board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Executive compensation

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer, our next two other most highly compensated officers at the end of the last completed fiscal year and up to two additional individuals who would have been considered one of our next two most highly compensated officers except that such individuals did not serve as executive officers at the end of the last completed fiscal year. Accordingly, our “named executive officers” are:

•	Ladd Wilks, Chief Executive Officer;

•	Brian Uhlmer, Chief Financial Officer; and

•	Coy Randle, Chief Operating Officer.

2020 summary compensation table

The following table summarizes the compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)
Ladd Wilks	2020	230,798	—	—	26,076	256,874
Chief Executive Officer
Brian Uhlmer	2020	271,712	50,000	—	9,000	330,712
Chief Financial Officer
Coy Randle	2020	289,635	—	—	6,142	295,776
Chief Operating Officer

(1)	For Mr. Uhlmer, the amounts in this column reflect a discretionary bonus earned by Mr. Uhlmer during the 2020 fiscal year. No other named executive officer earned a discretionary bonus during the 2020 fiscal year.

(2)	For Mr. Randle, the amount shown in this column reflects the aggregate grant date fair value of incentive units (as defined below) in ProFrac LLC granted during fiscal year 2020, based on the probable outcome of the applicable performance conditions on the grant date, as determined in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, which was $ . For additional information regarding the assumptions underlying this calculation, please see Note 2 to our financial statements included elsewhere in this prospectus. The incentive units are intended to constitute “profits interests” and represent actual (non-voting) equity interests that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets have realized a certain level of growth and return to those persons who hold certain other classes of equity. We believe that, despite the fact that the incentive units do not require the payment of an exercise price, these awards are most similar economically to stock options and, as such, they are properly classified as “options” for purposes of the SEC’s executive compensation disclosure rules under the definition provided in Item 402(m)(5)(i) of Regulation S-K since these awards have “option-like features.” For more information on the incentive units, see the “Outstanding Equity Awards at 2020 Fiscal Year-End” table and “—Narrative Disclosure to Outstanding Equity Awards at 2020 Fiscal Year-End” below.

(3)	Amounts in this column reflect for the 2020 fiscal year: (a) for Mr. Wilks, matching contributions of $3,038 to the 401(k) Plan (as defined below), (b) the incremental cost associated with personal use of a company vehicle by Mr. Wilks and Mr. Randle equal to $23,038 and $6,142, respectively and (c) the aggregate cost of a monthly automobile allowance provided to Mr. Uhlmer.

Narrative to summary compensation table

Employment agreement

Mr. Randle entered into an employment agreement with Services on May 22, 2018 (the “Employment Agreement”). The Employment Agreement provided for an initial term of three years (the “Initial Term”), and automatically renews for successive one-year periods thereafter until terminated in accordance with its terms. Neither Mr. Wilks or Uhlmer is party to an employment agreement. The narrative below summarizes the payments and benefits that each named executive officer is currently eligible to receive on an annual basis. In addition to the payments and benefits described below, Mr. Randle is entitled to additional payments and benefits under the Employment Agreement in the event of a termination of his employment or in connection with the consummation of certain transactions by the Company. For more information on these amounts, see “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below.

Base salary

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific job duties and functions. The annual rate of base salary for each named executive officer was established at levels commensurate with historical compensation, with any adjustments deemed necessary to attract and retain individuals with superior talent appropriate relative to their expertise and experience.

Annual bonus

We have historically used cash incentive awards to motivate and reward our named executive officers. We do not maintain a formal annual cash incentive award plan; instead, such awards are determined on a discretionary basis. Under his Employment Agreement, the discretionary bonus for Mr. Randle is based on achievement of certain levels of revenue and profit for a given fiscal year. For individuals not party to an employment agreement, the discretionary bonus is generally based on individual and company performance.

For 2020, Mr. Uhlmer was the only named executive officer who earned an annual cash incentive award.

Equity compensation

We do not maintain a formal equity compensation program, but have historically used long term equity incentive awards on a discretionary basis to motivate and reward certain of our executives. During the 2020 fiscal year, Mr. Randle received an award of incentive units in ProFrac LLC. For more information on the incentive units, see the “Outstanding Equity Awards at 2020 Fiscal Year-End” table and “—Narrative Disclosure to Outstanding Equity Awards at 2020 Fiscal Year-End” below.

In connection with this offering we intend to adopt the 2021 Plan (as defined below) in which certain of our employees, including the named executive officers, will be eligible to participate going forward but have not done so as of the date of this prospectus. For more information on the 2021 Plan, see “—Additional Narrative Disclosure—2021 Long Term Incentive Plan” below.

Other elements of compensation

Each named executive officer is entitled to vacation and paid time off in accordance with the terms and conditions of the applicable plan or policy. Subject to the terms of any applicable plans, policies or programs, each named executive officer is entitled to receive such employee benefits, including any and all medical, dental, vision, life and accidental death and disability, short-term and long-term disability, and voluntary life and disability benefits available to employees generally, and such other benefits as we may from time to time establish for the named executive officers. Each named executive officer is reimbursed by us for all ordinary and reasonable expenses incurred in the course of the performance of employment services subject to the terms of our reimbursement policy. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Code (the “401(k) Plan”) in which employees, including the named executive officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See “—Additional Narrative Disclosure—Retirement Benefits” for more information.

Outstanding equity awards at fiscal year-end

The following table reflects information regarding outstanding equity-based awards held by each named executive officer as of December 31, 2020.

Option awards(1)
Name	Number of securities underlying unexercised options (#) Exercisable(2)	Number of securities underlying unexercised options (#) Unexercisable(2)	Option exercise price ($)(3)	Option expiration date(2)
Ladd Wilks	—	—	—	—
Brian Uhlmer	—	—	—	—
Coy Randle	4	6	N/A	N/A

(1)	The award described herein was issued to Mr. Randle by ProFrac LLC.

(2)	On May 28, 2020, Mr. Randle received a grant of Class B Units in ProFrac LLC (the “incentive units”). The number of incentive units reflected in the table represents the number of Class B Units of ProFrac LLC, and not a number of shares of our common stock. The incentive units are structured as profits interests for tax purposes. Profits interests such as the incentive units do not require the payment of an exercise price nor do they have an expiration date; instead, they only entitle the holder thereof to receive value if and to the extent the underlying security appreciates in value following the grant of the award. Because of this appreciation feature, we believe profits interest awards are economically similar to stock options or stock appreciation rights for purposes of the SEC disclosure rules. Awards reflected as “Unexercisable” are incentive units that have not yet vested. Awards reflected as “Exercisable” are incentive units that have vested, but have not yet received payment in respect thereof. The incentive units were vested with respect to 40% of the award on the date of grant, and vest with respect to an additional 20% of the award on each of the first three anniversaries of the grant date, in each case subject to Mr. Randle’s continued employment with us through the applicable vesting date. For a more detailed description of how and when the profits interest awards could become vested and when such awards could begin to receive payments, please see “—Narrative Disclosure to Outstanding Equity Awards at 2020 Fiscal Year-End” below.

(3)	The incentive units do not have an “exercise price” in the same sense that a true stock option award would have an exercise price. Instead, the incentive unit award has a “participation threshold” associated with the award. Each incentive unit will entitle the holder to receive distributions only if the aggregate distributions made by ProFrac LLC in respect of each Class A Unit of ProFrac LLC issued and outstanding on or prior to date of the grant of the incentive units exceeds the participation threshold. The thresholds are set at the time of grant and typically represents the estimated fair value of a common unit or a multiple of fair value on the date of grant.

Narrative disclosure to outstanding equity awards at 2020 fiscal year-end

On May 28, 2020, Mr. Randle received a grant of incentive units from ProFrac LLC pursuant to the ProFrac LLC Agreement and a Class B Unit Award Agreement (the “Award Agreement”). The incentive units are intended to constitute “profits interests” and represent actual (non-voting) equity interests that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth and return to those persons who hold certain other classes of equity. The incentive units were vested with respect to 40% of the incentive unit award on the date of grant, and vest with respect to an additional 20% of the award on each of the first three anniversaries of the grant date, subject to Mr. Randle’s continued employment with us through each applicable vesting date. As such, Mr. Randle’s incentive units are currently vested with respect to 60% of the total award, with vesting of an additional 20% of the award to occur on each of May 28, 2022 and May 28, 2023.

In connection with this offering, ProFrac LLC will undergo a reorganization transaction in order to preserve the economic rights and vesting provisions applicable to the incentive units. In connection with this offering, the ProFrac LLC Units received by Mr. Randle will be converted into shares of our Class B common stock in the same manner and subject to the same terms as all other ProFrac LLC Units. For more information on the reorganization transactions and conversion of the ProFrac LLC Units, see “Corporate Reorganization” below.

Additional narrative disclosure

Retirement benefits

We currently maintain the 401(k) Plan under which employees, including the named executive officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We provide matching contributions to all employees who have completed one year of service with the Company in amounts equal to 100% of the employee’s contribution up to 4% of total compensation.

Potential payments upon termination or change in control

The following discussion describes the amounts and benefits that would have been owed to Mr. Randle under the Employment Agreement and Award Agreement in the event of a termination of employment or the consummation of certain transactions by the Company as of December 31, 2020. Neither Mr. Wilks or Mr. Uhlmer is party to any employment, severance, change in control, equity award agreement or similar agreement, nor are we otherwise currently responsible for any payment upon a change in control of the Company or the termination of Mr. Wilks or Mr. Uhlmer.

Termination without cause or for good reason

In the event that Mr. Randle’s employment were to be terminated by the Company without Cause or due to his resignation for Good Reason (as each term is defined below) prior to the expiration of the Initial Term in May 2021, then, in addition to payment of any earned but unpaid base salary and approved but unreimbursed expenses, the Employment Agreement provided that Mr. Randle would be entitled to receive an amount equal to his then-current annual base salary, paid in substantially equal installments in accordance with the Company’s normal payroll practices for the 12 month period following such termination of employment. Mr. Randle’s receipt of the severance payments would be conditioned on his continued compliance with his non-competition, non-solicitation and confidentiality obligations during the period that he receives the severance payments. However, after the expiration of the Initial Term in May 2021, the Employment Agreement provides that Mr. Randle is not entitled to the payments described in the preceding sentence or any other payments under the Employment Agreement upon a termination of his employment for any reason, other than payments for earned but unpaid base salary or unreimbursed business expenses.

In the event that Mr. Randle’s employment is terminated by Services without Cause or by Mr. Randle for Good Reason (as each term is defined below), the Award Agreement provides that any unvested incentive units held by Mr. Randle are forfeited without consideration, and any vested incentive units are retained by Mr. Randle, subject to ProFrac LLC’s right to repurchase the vested incentive units at the then current fair market value per unit.

For purposes of the Employment Agreement and the Award Agreement, Cause and Good Reason are generally defined as follows:

•

“Cause” means (a) material failure or refusal by Mr. Randle to satisfactorily perform his lawful duties, responsibilities, or authorities under the Employment Agreement as requested by the supervisor; (B) any act of gross negligence, willful misconduct, or fraudulent or criminal behavior by Mr. Randle in the performance of his duties, responsibilities, or authorities under the Employment Agreement, including without limitation any misappropriation of any funds or property owned by Services or its affiliates, fraud, embezzlement, or theft; (C) any conviction of, guilty plea concerning, or entry into any deferred adjudication or similar diversion arrangement with respect to any felony or crime of moral turpitude or fraud by Mr. Randle; (D) any material violation of the Employment Agreement by Mr. Randle; (E) any breach of any applicable fiduciary duty by Mr. Randle to act exclusively and solely for the benefit of Services or its affiliates in all undertakings concerning or relating to Services or its affiliates; (F) any misconduct in the course and scope of employment, including without limitation dishonesty, disloyalty, disorderly conduct, insubordination, harassment of other employees or third parties, abuse of alcohol or controlled substances, or other material violations of Service’s policies, rules, or practices; or (G) any act or omission that is contrary to the best interests of Services or its affiliates or is likely to damage the business, including without limitation the reputation of Services or its affiliates.

•

“Good Reason” means a material diminution in Mr. Randle’s base salary by Services without his consent, except that the foregoing shall not constitute Good Reason unless (i) Mr. Randle provides 60 days written notice to Services that Good Reason exists, (ii) Services fails to cure such circumstances for 30 days and (iii) Mr. Randle terminates his employment within 100 days of the existence of the circumstances that constitute Good Reason.

Termination due to death or disability

In the event that Mr. Randle’s employment with the Company terminates due to his death or Disability (as defined below), the Award Agreement provides that any unvested portion of the incentive unit award will immediately vest, subject to ProFrac LLC’s right to repurchase the vested incentive units at the then current fair market value per unit.

For purposes of the Award Agreement, “Disability” generally means that Mr. Randle is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve months, and the permanence and degree of which shall be supported by medical evidence satisfactory to the Company.

Change in control or IPO

In the event of a change in control that results in the transfer of at least fifty-one percent of the ownership interest of the Company or an initial public offering (each a “qualifying transaction”), Mr. Randle is entitled to receive a cash bonus payment under the Employment Agreement (the “Change in Control Bonus”). The Change in Control Bonus would have been equal to Mr. Randle’s monthly base salary multiplied by the number of months remaining in the Initial Term, which expired in May 2021. The Change in Control Bonus is paid over eighteen months, with 20% paid at the time of the consummation of the qualifying transaction, 20% paid six months following the qualifying transaction, 20% paid on the one-year anniversary of the qualifying transaction and 40% paid eighteen months following the qualifying transaction, provided that Mr. Randle remains continuously employed by the Company or its affiliate through each such date. Because the Initial Term expired in May 2021, Mr. Randle is no longer entitled to any Change in Control Bonus as of the date hereof.

Under the Award Agreement, in the event of a Change in Control (as defined below), if the incentive units are not assumed or substituted in the Change in Control, the incentive units will immediately vest and become non-forfeitable. If the incentive units are assumed or substituted, the incentive units will not accelerate, but will instead remain outstanding and continue to vest, provided that, if Mr. Randle’s employment is terminated by the successor entity within 24 months of such Change in Control, the incentive units will immediately vest and become non-forfeitable of the date immediately preceding such termination of employment.

2021 Long term incentive plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the ProFrac Holding Corp. 2021 Long Term Incentive Plan (the “2021 Plan” or “long term incentive plan”), for employees, consultants and directors of us and our affiliates who perform services for us. The following description of the 2021 Plan is based on the form we anticipate adopting, but the 2021 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2021 Plan once adopted.

The 2021 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“incentive options”); (ii) stock options that do not qualify as incentive stock options (“nonstatutory options” and, together with incentive options, “options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards (“restricted stock awards”); (v) restricted stock units (“restricted stock units” or “RSUs”); (vi) bonus stock (“bonus stock awards”); (vii) dividend equivalents; (viii) other stock-based awards; (ix) cash awards; and (x) substitute awards (referred to collectively herein with the other awards as the “awards”). The vesting, exercise or settlement of awards may be subject to the achievement of one or more performance criteria selected by the Administrator (as defined herein).

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2021 Plan.

Administration

Our board of directors, or a committee thereof (as applicable, the “Administrator”), will administer the 2021 Plan pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common stock), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the 2021 Plan and execute all other responsibilities permitted or required under the 2021 Plan.

Securities to be offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, a number of shares of our common stock equal to      will be available for delivery pursuant to awards under the 2021 Plan. If an award under the 2021 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2021 Plan.

Types of awards

Options.    We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with Section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the 2021 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in common stock, other awards or other property) and the methods and forms in which common stock will be delivered to a participant.

SARs.    A SAR is the right to receive a share of common stock, or an amount equal to the excess of the fair market value of one share of the common stock on the date of exercise over the grant price of the SAR, as determined by the Administrator. The exercise price of a share of common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of an SAR award.

Restricted stock awards.    A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the 2021 Plan or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the common stock subject to the restricted stock award or to receive dividends on the common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such common stock or other property has been distributed.

Restricted stock units.    RSUs are rights to receive common stock, cash, or a combination of both at the end of a specified period. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of common stock, cash equal to the fair market value of the specified number of shares of common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

Bonus stock awards.    The Administrator will be authorized to grant common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of common stock, including performance criteria, if any, associated with a bonus stock award.

Dividend Equivalents.    Dividend equivalents entitle a participant to receive cash, common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our common stock, or other periodic payments at the discretion of the Administrator. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted stock award or a bonus stock award).

Other Stock-Based Awards.    Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our common stock.

Cash Awards.    Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

Substitute Awards.    Awards may be granted in substitution or exchange for any other award granted under the 2021 Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the 2021 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of our affiliates.

Certain transactions

If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2021 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

Plan amendment and termination

Our board of directors may amend or terminate the 2021 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding stock option or stock appreciation right to reduce its exercise price per share. The 2021 Plan will remain in effect for a period of ten years (unless earlier terminated by our board of directors).

Clawback

All awards under the 2021 Plan will be subject to any clawback or recapture policy adopted by the Company, as in effect from time to time.

Awards in connection with this offering

At this time, we do not intend to grant any awards under the 2021 plan in connection with this offering. However, the awards, if any, that may be made under the 2021 Plan in connection with this offering or in the future are subject to the discretion of the 2021 Plan Administrator, and therefore, the benefits or number of shares subject to any awards that may be granted in the future to our named executive officers cannot be determined at this time.

Director compensation

No member of our board of directors received compensation for their services to us in respect of the 2020 fiscal year. In connection with this offering, we expect to implement a director compensation program for certain non-employee directors. The program is expected to consist of both cash and equity-based incentive compensation.

Corporate reorganization

ProFrac Holding Corp. was incorporated as a Delaware corporation on August 17, 2021. Prior to the effectiveness of the registration statement of which this prospectus forms a part, all of the membership interests in Best Flow and Alpine will be contributed to ProFrac LLC in exchange for membership interests in ProFrac LLC. Following this offering and the related transactions, ProFrac Holding Corp. will be a holding company whose only material asset will consist of membership interests in ProFrac LLC. ProFrac LLC owns, directly or indirectly, all of the outstanding equity interests in the subsidiaries through which we operate our assets. After the consummation of the corporate reorganization, ProFrac Holding Corp. will be the sole managing member of ProFrac LLC and will be responsible for all operational, management and administrative decisions relating to ProFrac LLC’s business and will consolidate the financial results of ProFrac LLC and its subsidiaries. The existing limited liability company agreement of ProFrac LLC will be amended and restated as the ProFrac LLC Agreement to, among other things, admit ProFrac Holding Corp. as the sole managing member of ProFrac LLC.

In connection with the offering:

•	all of the membership interests (including outstanding profits interests) in ProFrac LLC held by its existing owners will be converted into a single class of ProFrac LLC Units;

•

ProFrac Holding Corp. will issue to each ProFrac LLC Unit Holder a number of shares of Class B common stock equal to the number of ProFrac LLC Units held by such ProFrac LLC Unit Holder following this offering;

•	ProFrac Holding Corp. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering; and

•

ProFrac Holding Corp. will contribute the net proceeds of this offering to ProFrac LLC in exchange for a number of ProFrac LLC Units such that ProFrac Holding Corp. holds a total number of ProFrac LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, ProFrac Holding Corp. will own an approximate                % interest in ProFrac LLC (or                % if the underwriters’ option to purchase additional shares is exercised in full), and the ProFrac LLC Unit Holders will own an approximate                % interest in ProFrac LLC (or                % if the underwriters’ option to purchase additional shares is exercised in full) and all of our Class B common stock. Please see “Security Ownership of Certain Beneficial Owners and Management.”

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. ProFrac Holding Corp. does not intend to list Class B common stock on any exchange.

Following this offering, under the ProFrac LLC Agreement, each ProFrac LLC Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause ProFrac LLC to acquire all or a portion of its ProFrac LLC Units for, at ProFrac LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each ProFrac LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (ii) an equivalent amount of cash. The independent members of our board of directors will determine whether to pay cash in lieu of the issuance of shares of Class A common stock based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of stock) to acquire the ProFrac LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, ProFrac Holding Corp. (instead of ProFrac LLC) will have the right, pursuant to the Call Right, to, for administrative convenience, acquire each tendered ProFrac LLC Unit directly from the redeeming ProFrac LLC Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In addition, ProFrac Holding Corp. will have the right to require (i) upon the acquisition by ProFrac Holding Corp. of substantially all of the ProFrac LLC Units, certain minority unitholders, or (ii) upon a change of control of ProFrac Holding Corp., each ProFrac LLC Unit Holder (other than ProFrac Holding Corp.), to exercise its Redemption Right with respect to some or all of such unitholder’s ProFrac LLC Units. In connection with any redemption of ProFrac LLC Units pursuant to the Redemption Right or the Call Right, a corresponding number of shares of Class B common stock held by the relevant ProFrac LLC Unit Holder will be cancelled. See “Certain Relationships and Related Party Transactions—ProFrac LLC Agreement.”

Certain of the Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See “Certain Relationships and Related Party Transactions— Registration Rights Agreement.”

ProFrac Holding Corp.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of ProFrac LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of ProFrac LLC and such adjustments will be allocated to ProFrac Holding Corp. These adjustments would not have been available to ProFrac Holding Corp. absent its acquisition or deemed acquisition of ProFrac LLC Units and are expected to reduce the amount of cash tax that ProFrac Holding Corp. would otherwise be required to pay in the future.

ProFrac Holding Corp. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by ProFrac Holding Corp. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that ProFrac Holding Corp. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of ProFrac Holding Corp.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s ProFrac LLC Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right, and (ii) imputed interest deemed to be paid by ProFrac Holding Corp. as a result of, and additional tax basis arising from, any payments ProFrac Holding Corp. makes under the Tax Receivable Agreement. ProFrac Holding Corp. will be dependent on ProFrac LLC to make distributions to ProFrac Holding Corp. in an amount sufficient to cover ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement.

We will retain the benefit of the remaining 15% of any actual net cash tax savings.

For additional information regarding the Tax Receivable Agreement, see “Risk Factors—Risks Related to this Offering and Our Class A Common Stock” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Security ownership of certain beneficial owners and management

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each of our directors;

•	our named executive officers; and

•	all of our directors and executive officers as a group.

The underwriters have an option to purchase a maximum of                  additional shares.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o ProFrac Holding Corp., 333 Shops Boulevard, Willow Park, Texas 76087.

The following table does not include any shares of Class A common stock that 5% stockholders, directors, director nominees and named executive officers may purchase in this offering through the directed share program described under “Underwriting.”

	Shares of Class A common stock beneficially owned after this offering		Shares of Class B common stock beneficially owned after this offering		Combined voting power after this offering(1)
Name of Beneficial Owner	Number	%	Number	%	Number	%

5% Stockholders
THRC Holdings LP(2)
Farris Wilks

Directors/Named Executive Officers
Ladd Wilks
Brian Uhlmer
Coy Randle
Matthew D. Wilks

All Directors and Executive Officers as a group ( persons)

*	Less than 1%.

(1)	Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The ProFrac LLC Unit Holders will hold one share of Class B common stock for each ProFrac LLC Unit.

(2)	THRC Holdings, LP (“THRC Holdings”) is the record holder of the shares of common stock reported herein. THRC Management, LLC (“THRC Management”) is the general partner of THRC Holdings. Dan Wilks is the sole manager of THRC Management. Accordingly, Dan Wilks may be deemed to have or share beneficial ownership of the shares of common stock held directly by THRC Holdings.

Certain relationships and related party transactions

ProFrac LLC agreement

The ProFrac LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the ProFrac LLC Agreement is qualified in its entirety by reference thereto.

Redemption rights

Following this offering, under the ProFrac LLC Agreement, each ProFrac LLC Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause ProFrac LLC to acquire all or a portion of its ProFrac LLC Units for, at ProFrac LLC’s election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each ProFrac LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (ii) an equivalent amount of cash. The independent members of our board of directors will determine whether to pay cash in lieu of the issuance of shares of Class A common stock based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of stock) to acquire the ProFrac LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, ProFrac Holding Corp. (instead of ProFrac LLC) will have the right, pursuant to the Call Right, to acquire each tendered ProFrac LLC Unit directly from the redeeming ProFrac LLC Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In addition, ProFrac Holding Corp. will have the right to require (i) upon the acquisition by ProFrac Holding Corp. of substantially all of the ProFrac LLC Units, certain minority unitholders, or (ii) upon a change of control of ProFrac Holding Corp., each ProFrac LLC Unit Holder (other than ProFrac Holding Corp.), to exercise its Redemption Right with respect to some or all of such unitholder’s ProFrac LLC Units. In connection with any redemption of ProFrac LLC Units pursuant to the Redemption Right or acquisition pursuant to the Call Right, a corresponding number of shares of Class B common stock held by the relevant ProFrac LLC Unit Holder will be cancelled. As the ProFrac LLC Unit Holders cause their ProFrac LLC Units to be redeemed, holding other assumptions constant, ProFrac Holding Corp.’s membership interest in ProFrac LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased and the number of shares of Class B common stock will be decreased.

Distributions and allocations

Under the ProFrac LLC Agreement, subject to the obligations of ProFrac LLC to make tax distributions, we will have the right to determine when distributions will be made to the holders of ProFrac LLC Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of ProFrac LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of ProFrac LLC Units.

ProFrac LLC will allocate its net income or net loss for each year to the holders of ProFrac LLC Units pursuant to the terms of the ProFrac LLC Agreement, and the holders of ProFrac LLC Units, including ProFrac Holding Corp., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of ProFrac LLC. Net income and losses of ProFrac LLC generally will be allocated to the holders of ProFrac LLC Units on a pro rata basis in accordance with their respective percentage ownership of ProFrac LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent ProFrac LLC has available cash, and subject to the terms of any current or future debt instruments, we intend to cause ProFrac LLC to make (i) generally pro rata distributions to the ProFrac LLC Unit Holders, including ProFrac Holding Corp., in an amount at least sufficient to allow ProFrac Holding Corp. to pay its taxes and to make payments under the Tax Receivable Agreement it will enter into with the TRA Holders and any subsequent tax receivable agreements that it may enter into in connection with future acquisitions and (ii) non-pro rata payments to ProFrac Holding Corp. to reimburse it for its corporate and other overhead expenses.

Issuance of equity

The ProFrac LLC Agreement will provide that at any time ProFrac Holding Corp. issues a share of its Class A common stock or any other equity security, the net proceeds received by ProFrac Holding Corp. with respect to such issuance, if any, shall be concurrently invested in ProFrac LLC, and ProFrac LLC shall issue to ProFrac Holding Corp. one ProFrac LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of ProFrac Holding Corp.’s Class A common stock are redeemed, repurchased or otherwise acquired, ProFrac LLC shall redeem, repurchase or otherwise acquire an equal number of ProFrac LLC Units held by ProFrac Holding Corp., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Competition

Under the ProFrac LLC Agreement, the members have agreed that the Wilks and their respective affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with our customers.

Dissolution

ProFrac LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, ProFrac LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of ProFrac LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of ProFrac LLC Units owned by each of them.

Tax receivable agreement

As described in “Corporate Reorganization” and “Certain Relationships and Related Party Transactions—ProFrac LLC Agreement—Redemption Rights,” the ProFrac LLC Unit Holders (other than ProFrac Holding Corp.) may cause their ProFrac LLC Units to be redeemed in the future pursuant to the Redemption Right. ProFrac LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of ProFrac LLC Units occurs. Pursuant to the Section 754 election, ProFrac Holding Corp.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of ProFrac LLC Units pursuant to the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of ProFrac LLC. These adjustments will be allocated to ProFrac Holding Corp. Such adjustments to the tax basis of the tangible and intangible assets of ProFrac LLC would not have been available to ProFrac Holding Corp. absent its acquisition or deemed acquisition of ProFrac LLC Units pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) ProFrac Holding Corp.’s depreciation and amortization deductions and may also decrease ProFrac Holding Corp.’s gains (or increase its losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that ProFrac Holding Corp. would otherwise be required to pay in the future.

ProFrac Holding Corp. will enter into the Tax Receivable Agreement with the TRA Holders at the close of this offering. The Tax Receivable Agreement generally provides for the payment by ProFrac Holding Corp. to such ProFrac LLC Unit Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that ProFrac Holding Corp. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of, as applicable to each such ProFrac LLC Unit Holder, (i) certain increases in tax basis that occur as a result of ProFrac Holding Corp.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such ProFrac LLC Unit Holder’s ProFrac LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by ProFrac Holding Corp. as a result of, and additional tax basis arising from, any payments ProFrac Holding Corp. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of any actual net cash tax savings. Certain of the TRA Holders’ rights (including the right to receive payments) under the Tax Receivable Agreement are transferable in connection with a permitted transfer of ProFrac LLC Units or if the ProFrac LLC Unit Holder no longer holds ProFrac LLC Units.

The payment obligations under the Tax Receivable Agreement are ProFrac Holding Corp.’s obligations and not obligations of ProFrac LLC, and we expect that the payments required to be made under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash tax savings generally will be calculated by comparing ProFrac Holding Corp.’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments, under the Tax Receivable Agreement will vary depending on a number of factors, including the timing of any redemption of ProFrac LLC Units, the price of ProFrac Holding Corp.’s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming ProFrac LLC Unit Holder’s tax basis in its ProFrac LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of ProFrac Holding Corp.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement was terminated immediately after this offering (assuming a $                 per share offering price to the public), the estimated termination payments based on the assumptions discussed below would be approximately $                 million (calculated using a discount rate equal to                 plus                 basis points, applied against an undiscounted liability of approximately $                 million based on a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates).

A delay in the timing of redemptions of ProFrac LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of ProFrac LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of ProFrac LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. Increases in the applicable corporate income tax rate and estimated applicable state and local income tax rates would be expected to result in a corresponding increase in the undiscounted amounts payable under the Tax Receivable Agreement as a result of the corresponding increase in net cash savings. The amounts payable under the Tax Receivable Agreement are dependent upon ProFrac Holding Corp. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If ProFrac Holding Corp.’s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of ProFrac Holding Corp.’s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits realized in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to ProFrac Holding Corp. by ProFrac LLC are not sufficient to permit ProFrac Holding Corp. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read “Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, ProFrac Holding Corp. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.” The payments under the Tax Receivable Agreement will not be conditioned upon TRA Holder having a continued ownership interest in either ProFrac LLC or ProFrac Holding Corp.

In addition, although we are not aware of any issue that would cause the IRS or other relevant taxing authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the applicable ProFrac LLC Unit Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against future payments otherwise required to be made, if any, to such holder after our determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, we could make payments that are greater than ProFrac Holding Corp.’s actual cash tax savings, if any, and we may not be able to recoup those payments, which could adversely affect our liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we experience a change of control (as defined in the Tax Receivable Agreement, which includes certain mergers, asset sales, or other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) and ProFrac Holding Corp. makes the termination payments specified in the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in                 and to continue for                 years after the date of the last redemption of the ProFrac LLC Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than                 years. Payments will generally be made under the Tax Receivable Agreement as ProFrac Holding Corp. realizes actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control or the Tax Receivable Agreement terminates early, ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement would accelerate and ProFrac Holding Corp. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to                  plus                 basis

points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that ProFrac Holding Corp. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any ProFrac LLC Units (other than those held by ProFrac Holding Corp.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that in the event that ProFrac Holding Corp. breaches any of its material obligations under the Tax Receivable Agreement, whether (i) as a result of its failure to make any payment when due (including in cases where ProFrac Holding Corp. elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or ProFrac Holding Corp. has available cash but fails to make payments when due in circumstances where ProFrac Holding Corp. does not have the right to elect to defer the payment, as described below), (ii) as a result of ProFrac Holding Corp.’s failure to honor any other material obligation under the Tax Receivable Agreement, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all of ProFrac Holding Corp.’s payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control (as defined in the Tax Receivable Agreement, which includes certain mergers, asset sales, or other forms of business combinations), ProFrac Holding Corp. could be required to make payments under the Tax Receivable Agreement that exceed its actual cash tax savings under the Tax Receivable Agreement. In these situations, ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of Class A common stock or alternatively reducing the consideration paid in any such transaction to holders of Class A common stock. There can be no assurance that ProFrac Holding Corp. will be able to finance its obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of ProFrac LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of ProFrac LLC Units may increase the TRA Holders’ tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

Payments generally are due under the Tax Receivable Agreement within five days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of ProFrac Holding Corp.’s U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to                 plus                  basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally ProFrac Holding Corp. may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy ProFrac Holding Corp.’s payment obligations under the Tax Receivable Agreement or if our contractual obligations limit ProFrac Holding Corp.’s ability to make these payments. Any such deferred payments under the Tax Receivable

Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of                 plus                 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of                 plus                 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

Because ProFrac Holding Corp. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of ProFrac LLC to make distributions to ProFrac Holding Corp. in an amount sufficient to cover ProFrac Holding Corp.’s obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of ProFrac LLC’s subsidiaries to make distributions to it. The ability of ProFrac LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by ProFrac LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that ProFrac Holding Corp. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration rights agreement

In connection with the closing of this offering, we plan to enter into a registration rights agreement with certain of the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by such Existing Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Stockholders’ agreement

In connection with the consummation of this offering, we expect to enter into a stockholders’ agreement with the Wilks that will address the right to designate nominees for election to our board following this offering.

Master services agreement

Upon the closing of this offering, ProFrac LLC and ProFrac Holding Corp. will enter into a master services agreement with Wilks Brothers (the “Service Provider”), pursuant to which the Service Provider will provide certain administrative and back-office support services to ProFrac LLC and ProFrac Holding Corp., including, among others, information technology, payroll, employee benefits and treasury services. In exchange for such services, ProFrac LLC will pay to the Service Provider on a quarterly basis an aggregate annual retainer fee equal to         . The master services agreement shall be effective upon signing and continue in force until December 31, 2022, and shall then be automatically extended each December 31 for an additional one-year term unless the Service Provider provides notice of its desire not to automatically extend the term. ProFrac LLC or the Service Provider may terminate the master services agreement at any time by providing 90-days prior written notice to the other party in the event that the combined ownership of Farris Wilks and THRC Holdings, LP, and/or their affiliates drops below 50% of issued and outstanding common stock of ProFrac Holding Corp.

The master services agreement may only be assigned by a party with the other party’s consent. The Wilks own the Service Provider.

Policies and procedures for review of related party transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries were, are or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that the board of directors or its authorized committee will review on at least a quarterly basis all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In connection with this offering and subject to the rules of                 , we will establish an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. We anticipate that one of the audit committee’s functions will be to review and approve all relationships and transactions in which we and our directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their immediate family members, have a direct or indirect material interest. We anticipate that such policy will be a written policy included as part the audit committee charter that will be implemented by the audit committee and in the Code of Business Conduct and Ethics that our board of directors will adopt prior to the completion of this offering.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering and, therefore, the transactions described below were not reviewed under such policy.

Transactions with affiliates

In the normal course of business prior to this offering, we engaged in transactions with various related party entities that are owned by or otherwise affiliated with the Wilks, including:

Entity	Business & manner of relationship with the company
Automatize, LLC (“Automatize”)	Logistics technology company that coordinates proppant deliveries with trucking companies on behalf of its customers, including us.

Cisco Logistics, LLC (“Cisco Logistics”)	Logistics company that delivers sand and equipment on behalf of its customers, including us.

Equify Risk Services, LLC (“Equify Risk”)	Insurance broker that negotiates and secures insurance policies on behalf of its customers, including us.

Equify Financial, LLC (“Equify Financial”)	Finance company that provides equipment and other financing to its customers, including us.

Wilks Brothers, LLC (“Wilks Brothers”)	Management company which provides administrative support to various businesses within their portfolio. Wilks Brothers and certain entities under its control will at times incur expenses on behalf of us, billing us for these expenses at cost plus a management fee.

Interstate Explorations, LLC (“Interstate”)	Exploration and development company for which we perform pressure pumping services, and from which we have a short-term lease for certain office space.

Flying A Pump Services, LLC (“Flying A”)	Oilfield services company which provides pump down and acid services, to which we rent equipment.

MC Estates, LLC and the Shops at Willow Park, LLC (“Related Lessors”)	Own various industrial parks and office space leased by us.

Wilks Construction Company, LLC (“Wilks Construction”)	Construction company that has built and made renovations to several buildings for us.

3 Twenty-Three, LLC (“3 Twenty-Three”)	Payroll administrator which performs payroll services on behalf of its customers, including the us.

Carbo Ceramics Inc. (“Carbo Ceramics”)	Provider of ceramic media and industrial technologies, which purchased proppant from us.

Expenditures associated with related parties for the years ended December 31, 2020 and 2019 were as follows:

	Year ended December 31,
	2020	2019
	($ in thousands)
Automatize	$26,226	$217
Wilks Brothers	16,622	11,047
Related Lessors	6,052	4,378
Cisco Logistics	4,181	28,622
Equify Financial	2,323	3,028
Equify Risk	1,602	2,468
3 Twenty-Three	1,148	1,756
Wilks Construction	107	1,161
Interstate	30	22
Other	—	17

Revenue associated with related parties for the years ended December 31, 2020 and 2019 were as follows:

	Year ended December 31,
	2020	2019
	($ in thousands)
Automatize	$701	$223
Flying A	294	—
Carbo Ceramics	193	—
Interstate	11	12,262
Other	84	118

Description of capital stock

Upon completion of this offering, the authorized capital stock of ProFrac Holding Corp. will consist of                 shares of Class A common stock, $0.01 par value per share, of which                 shares will be issued and                 outstanding,                 shares of Class B common stock, $0.01 par value per share, of which                 shares will be issued and outstanding and                 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of ProFrac Holding Corp., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Class A common stock

Voting Rights.    Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights.    Upon the liquidation, dissolution, distribution of assets or other winding up of ProFrac Holding Corp., the holders of Class A common stock are entitled to receive ratably the assets of ProFrac Holding Corp. available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Other Matters.    The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B common stock

Generally.    In connection with the reorganization and this offering, each ProFrac LLC Unit Holder (other than ProFrac Holding Corp.) will receive one share of Class B common stock for each ProFrac LLC Unit that it holds. Accordingly, each ProFrac LLC Unit Holder will have a number of votes in ProFrac Holding Corp. equal to the aggregate number of ProFrac LLC Units that it holds.

Voting Rights.    Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend Rights.    Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms as simultaneously paid to the holders of Class A common stock.

Liquidation Rights.    Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation, dissolution, distribution of assets or other winding up of ProFrac Holding Corp.

Preferred stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of                 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-takeover effects of provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and delaware law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our bylaws, as will be in effect upon the closing of this offering and as described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on                 , from engaging in any business combination (as defined in Section 203) with any interested stockholder (as defined in Section 203) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•

the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors before the date the interested shareholder attained that status;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

A corporation may elect not to be subject to Section 203 of the DGCL. We have elected to not be subject to the provisions of Section 203 of the DGCL.

Amended and restated certificate of incorporation and bylaws

Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company;

•

provide that the authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of the holders of any series of our preferred stock to elect directors under specified circumstances;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that, after we cease to be a controlled company, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•

provide that, after we cease to be a controlled company, our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least 66 2/3% of our then outstanding Class A common stock;

•	provide that, after we cease to be a controlled company, special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

•

provide, after we cease to be a controlled company, for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•

provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, Goldman, Beekman and their respective affiliates and that they have no obligation to offer us those investments or opportunities; and

•	provide that our amended and restated bylaws can be amended by the board of directors.

No cumulative voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Forum selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•

any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of liability and indemnification matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Dissenters’ rights of appraisal and payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ derivative actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is                 .

Listing

We intend to apply to list our Class A common stock on                  under the symbol “                .”

Shares eligible for future sale

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of restricted shares

Upon the closing of this offering, we will have outstanding an aggregate of                 shares of Class A common stock (or                 shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised). Of these shares, all of the                 shares of Class A common stock (or                 shares of Class A common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the ProFrac LLC Unit Holders and other recipients of Class A common stock in the corporate reorganization in connection with the offering will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each ProFrac LLC Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause ProFrac LLC to acquire all or a portion of its ProFrac LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and similar transactions). See “Certain Relationships and Related Party Transactions—ProFrac LLC Agreement.” The shares of Class A common stock we issue upon such redemptions would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

                shares (assuming redemption of all applicable ProFrac LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning                  days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up agreements

We, all of our directors and officers and the Existing Owners have agreed not to sell any Class A common stock for a period of                  days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the                 during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock issued under employee plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus forms a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Material U.S. federal income tax considerations for Non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	certain former citizens or long-term residents of the United States.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

We do not expect to pay any distributions on our Class A common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce tax basis, but not below zero) and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Sale or Other Taxable Disposition of Class A Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on sale or other taxable disposition of Class A common stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is or continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Backup withholding and information reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional withholding requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends on our Class A common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our Class A common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our Class A common stock paid after January 1, 2019 would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

Underwriting

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. J.P. Morgan Securities LLC and Piper Sandler & Co. are acting as the representatives of the underwriters.

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Piper Sandler & Co.
Total

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares of Class A common stock from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares of Class A common stock.

	Per share		Total
	Without option exercise	With option exercise	Without option exercise	With option exercise
Underwriting Discounts and Commissions paid by us	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $                 million (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s voting common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                  days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on                  under the symbol “                ”. In order to meet one of the requirements for listing the common stock on                 , the underwriters will undertake to sell round lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the company’s Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the company’s Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed share program

At our request, the underwriters have reserved for sale at the initial public offering price up to                  of the shares of Class A common stock offered hereby (approximately                 %) for officers, directors, employees and certain other persons associated with us. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of                  days after the date of this prospectus.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common shares may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial

Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”). Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Legal matters

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

Experts

The audited financial statements of ProFrac Predecessor included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited balance sheet of ProFrac Holding Corp. included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of our proven mineral reserves was derived from the report of John T. Boyd Company, independent mining engineers and geologists, and has been included herein on the authority of John T. Boyd Company as experts with respect to the matters covered by such report and in giving such report.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 relating to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of Class A common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.profrac.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Glossary of selected terms

Blowout.    An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface. A blowout may consist of salt water, oil, natural gas or a mixture of these. Blowouts can occur in all types of E&P operations, not just during drilling operations. If reservoir fluids flow into another formation and do not flow to the surface, the result is called an underground blowout. If the well experiencing a blowout has significant open-hole intervals, it is possible that the well will bridge over (or seal itself with rock fragments from collapsing formations) down-hole and intervention efforts will be averted.

Completion.    A generic term used to describe the assembly of down-hole tubulars and equipment required to enable safe and efficient production from an oil or gas well. The point at which the completion process begins may depend on the type and design of the well.

DGB.    Dynamic gas blending engines.

Drilling rig.    The machine used to drill a wellbore.

Dual Fuel Fleet.    Fleets capable of operating on either diesel or natural gas.

Electric Fleet.     Electric-powered fleets.

Flowback.    The process of allowing fluids to flow from the well following a treatment, either in preparation for a subsequent phase of treatment or in preparation for cleanup and returning the well to production.

Frac fleet.    The pumping units, truck tractors, data trucks, storage tanks, chemical additive and hydration units, blenders and other equipment necessary to perform hydraulic fracturing services, including back-up pumping unit capacity.

Frac pump.    A high-pressure, high volume pump that pumps frac fluid into a formation during the hydraulic fracturing process.

Frac sand.    A proppant used in the completion and re-completion of unconventional oil and natural gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing.

Frac stage.    A specified portion of the section of the wellbore that is being stimulated through hydraulic fracturing techniques. The average number of frac stages per horizontal well has increased dramatically as hydraulic fracturing has become standard industry practice and as the lateral lengths of horizontal wells has increased.

Horizontal drilling.    A subset of the more general term “directional drilling,” used where the departure of the wellbore from vertical exceeds about 80 degrees. Note that some horizontal wells are designed such that after reaching true 90-degree horizontal, the wellbore may actually start drilling upward. In such cases, the angle past 90 degrees is continued, as in 95 degrees, rather than reporting it as deviation from vertical, which would then be 85 degrees. Because a horizontal well typically penetrates a greater length of the reservoir, it can offer significant production improvement over a vertical well.

Horsepower.    A unit of power equal to 550 foot-pounds per second.

Hydraulic fracturing.    A stimulation treatment routinely performed on oil and gas wells in low permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open. The wings of the fracture extend away from the wellbore in opposing directions according to the natural stresses within the formation. Proppant, such as grains of sand of a particular size, is mixed with the treatment fluid to keep the fracture open when the treatment is complete. Hydraulic fracturing creates high-conductivity communication with a large area of formation and bypasses any damage that may exist in the near-wellbore area.

A-1

Hydrocarbon.    A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

Lateral length.    The length from the point at which a wellbore enters the target zone to the terminus point of the wellbore.

Natural gas liquids.    Components of natural gas that are liquid at surface in field facilities or in gas-processing plants. Natural gas liquids can be classified according to their vapor pressures as low (condensate), intermediate (natural gasoline) and high (liquefied petroleum gas) vapor pressure.

Plugging.    The process of permanently closing oil and gas wells no longer capable of producing in economic quantities. Plugging work can be performed with a well servicing rig along with wireline and cementing equipment; however, this service is typically provided by companies that specialize in plugging work.

Pressure pumping.    Services that include the pumping of liquids under pressure.

Proppant.    Sized particles mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. In addition to naturally occurring sand grains, man-made or specially engineered proppants, such as resin-coated sand or high-strength ceramic materials like sintered bauxite, may also be used. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.

Shale.    A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Simul-frac.    Technology to stimulate more stages across multiple wells at the same time, using a single fleet.

Stimulation.    A treatment performed to restore or enhance the productivity of a well. Stimulation treatments fall into two main groups, hydraulic fracturing treatments and matrix treatments. Fracturing treatments are performed above the fracture pressure of the reservoir formation and create a highly conductive flow path between the reservoir and the wellbore. Matrix treatments are performed below the reservoir fracture pressure and generally are designed to restore the natural permeability of the reservoir following damage to the near-wellbore area. Stimulation in shale gas reservoirs typically takes the form of hydraulic fracturing treatments.

Unconventional resource.    An umbrella term for oil and natural gas that is produced by means that do not meet the criteria for conventional production. What has qualified as “unconventional” at any particular time is a complex function of resource characteristics, the available E&P technologies, the economic environment, and the scale, frequency and duration of production from the resource. Perceptions of these factors inevitably change over time and often differ among users of the term. At present, the term is used in reference to oil and gas resources whose porosity, permeability, fluid trapping mechanism, or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, shale gas, fractured reservoirs and tight gas sands are considered unconventional resources.

Wellbore.    The physical conduit from surface into the hydrocarbon reservoir.

Well pad.    The surface installation on which one or more wells are located.

Zipper frac.    A hydraulic fracturing process where hydraulic fracturing operations are carried out concurrently at two or more parallel horizontal wellbores. In this process, one well holds frac pressure, while the adjacent well is stimulated through hydraulic fracturing. Hydraulic fracturing is alternated between each well, so the fracturing stages are placed opposite each other, resembling the teeth of a zipper.

A-2

Index to financial statements

ProFrac Predecessor

Audited consolidated and combined financial statements
Report of independent registered public accounting firm	F-2
Consolidated and combined balance sheets as of December 31, 2020 and 2019	F-3
Consolidated and combined statements of operations for the years ended December 31, 2020 and 2019	F-4
Consolidated and combined statement of changes in equity for the years ended December 31, 2020 and 2019	F-5
Consolidated and combined statements of cash flows for the years ended December 31, 2020 and 2019	F-6
Notes to consolidated and combined financial statements	F-7

ProFrac Holding Corp.

Report of independent registered public accounting firm

Board of Directors and Owners

ProFrac Predecessor

Opinion on the financial statements

We have audited the accompanying consolidated and combined balance sheets of the ProFrac Predecessor (comprised of the affiliates described in Note 1 to the financial statements) (the “Company”) as of December 31, 2020 and 2019, the related consolidated and combined statements of operations, equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas

September 9, 2021

ProFrac Predecessor

Consolidated and combined balance sheets

Amounts in thousands

	December 31,
	2020	2019

Assets

Current assets:
Cash and equivalents	$2,952	$17,837
Accounts receivable	72,744	81,014
Accounts receivable—related party	880	7,766
Prepaid expenses	6,516	5,489
Inventories	56,598	55,913

Total current assets	139,690	168,019
Property, plant, and equipment	782,249	766,810
Accumulated depreciation and depletion	(352,565)	(210,704)

Property, plant, and equipment, net	429,684	556,106
Investment in associate	1,260	—
Other assets	6,643	4,468

Total assets	$577,277	$728,593

Liabilities and equity

Current liabilities:
Accounts payable	$76,374	$94,528
Accounts payable—related party	18,488	14,543
Accrued expenses	29,890	35,670
Current portion of long-term debt	15,484	19,200

Total current liabilities	140,236	163,941
Long-term debt	205,369	221,296
Long-term debt—related party	54,860	58,545
Total liabilities	400,465	443,782

Commitments and contingencies (Note 7)
Equity	176,812	284,811

Total liabilities and equity	$577,277	$728,593

See accompanying notes to consolidated and combined financial statements.

ProFrac Predecessor

Consolidated and combined statements of operations

Amounts in thousands

	Year ended December 31,
	2020	2019
Revenues	$547,679	$847,688

Operating costs and expenses:
Cost of revenues, exclusive of depreciation and depletion	432,570	673,559
Depreciation and depletion	150,662	133,092
Loss on disposal of assets, net	8,447	14,809
Selling, general, and administrative	50,798	38,488

Total operating costs and expenses	642,477	859,948

Operating loss	(94,798)	(12,260)

Other (expense) income:
Interest expense, net	(23,276)	(26,026)
Other income	108	327

Loss before income tax provision	(117,966)	(37,959)
Income tax provision	(582)	(587)

Net loss	$(118,548)	$(38,546)

See accompanying notes to consolidated and combined financial statements.

ProFrac Predecessor

Consolidated and combined statement of changes in equity

Amounts in thousands

Total equity
Balance at December 31, 2018	$307,255
Net loss	(38,546)
Member contribution	16,102

Balance at December 31, 2019	284,811

Member contribution by debt retirement	10,549
Net loss	(118,548)

Balance at December 31, 2020	$176,812

See accompanying notes to consolidated and combined financial statements.

ProFrac Predecessor

Consolidated and combined statements of cash flow

Amounts in thousands

	Year ended December 31,
	2020	2019

Cash flows from operating activities:
Net loss	$(118,548)	$(38,546)

Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and depletion	150,662	133,092
Loss on disposal of assets	8,447	14,809
Amortization of debt issuance costs	1,958	1,804
Bad debt expense	2,778	231
Provision for inventory obsolescence	2,804	1,700

Changes in operating assets and liabilities:
Accounts receivable	12,378	13,900
Inventories	(3,489)	25,647
Prepaid expenses and other assets	(1,027)	(2,558)
Accounts payable	(5,129)	(4,875)
Accrued expenses and other liabilities	(5,780)	217

Net cash provided by operating activities	45,054	145,421

Cash flows from investing activities:
Investment in property, plant & equipment	(48,037)	(208,068)
Cash proceeds from sale of assets	4,680	5,693
Investment in associate	(1,260)	—

Net cash used in investing activities	(44,617)	(202,375)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	187,622	214,007
Repayments of long-term debt	(201,316)	(171,188)
Payment of debt issuance costs	(1,043)	(477)
Other	(585)	—
Capital contribution	—	16,102

Net cash (used in) provided by financing activities	(15,322)	58,444

Net (decrease) increase in cash and cash equivalents	(14,885)	1,490
Cash and cash equivalents, beginning of period	17,837	16,347

Cash and cash equivalents, ending of period	$2,952	$17,837

Supplemental cash flow information:
Cash payments during the year for interest	$20,952	$24,316
Cash payments during the year for taxes	$391	$401

Non-cash transactions:
Retirement of long-term debt by member	$10,549	$—

See accompanying notes to consolidated and combined financial statements.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

1. Organization and description of business

ProFrac Predecessor consists of ProFrac Holdings, LLC and its subsidiaries (“ProFrac LLC”), Best Pump & Flow LP (“Best Flow”) and Alpine Silica, LLC (“Alpine” and, together with ProFrac LLC and Best Flow, “ProFrac Predecessor” and “we,” “us,” “our” and the “Company”) on a combined basis. Dan and Farris Wilks (or entities they control) (collectively, the “Wilks”) hold a controlling interest in ProFrac LLC, Best Flow and Alpine. These financial statements present the historical financial information of ProFrac Predecessor on a consolidated and combined basis for all periods presented because these entities are under common control of the Wilks.

ProFrac Predecessor is a vertically integrated and innovation-driven energy services company providing hydraulic fracturing, completion services and other complementary products and services to leading upstream oil and gas companies engaged in the exploration and production (“E&P”) of North American unconventional oil and natural gas resources. The operations of the ProFrac Predecessor are primarily focused in the Appalachian, East Texas/Louisiana and Permian Basins, where it has longstanding customer relationships. The ProFrac Predecessor operates in three business segments: stimulation services, manufacturing and proppant production.

2. Summary of significant accounting policies

Basis of presentation

The consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the consolidated and combined financial statements include the accounts of the Company and all majority-owned domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. For all periods presented, comprehensive loss equals net loss.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and (2) the reported amounts of revenue and expenses during the reporting period. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Ultimate results could differ materially from these estimates.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

Concentration of credit risk

The Company’s assets that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The financial institutions in which the Company transacts business are “well capitalized” under applicable federal capital adequacy guidelines, thereby reducing, but not eliminating its exposure to credit risks for deposits in excess of federally insured amounts.

The market for the Company’s services and products is the oil and gas industry in the United States. Oil and gas companies make capital expenditures on exploration, development and production operations. The level of these expenditures has historically been characterized by significant volatility.

The majority of the Company’s business is conducted with oil and gas E&P companies. For the year ended December 31, 2020, sales to Rockcliff Energy Management, LLC, Alta Resources Development LLC and Sabine Oil & Gas Corporation accounted for 15%, 11% and 10%, respectively, of total revenue. No customer accounted for over 10% of the Company’s revenues for the year ended December 31, 2019. The majority of these revenues were related to our Stimulation services segment.

Cash and equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at invoiced amounts and generally do not bear interest. We routinely assess the financial strength of our customers and establish an allowance for doubtful accounts based upon various factors including historical collection experience, current aging status of customer accounts, current financial condition, as well as other factors. Losses are charged against the allowance when the customer accounts are determined to be uncollectible. The following table summarizes the rollforward of the allowance for doubtful accounts for the years ended December 31, 2020 and 2019:

	2020	2019
Beginning balance	$(316)	$(133)
Bad debt expense	(2,778)	(231)
Write-offs	1,248	48

Ending balance	$(1,846)	$(316)

Inventories

Inventories, which consist of raw materials, work in process and finished goods, are carried at the lower of cost or net realizable value. Cost represents the purchase price or production cost and includes material, labor, and manufacturing overhead. Fixed manufacturing overhead is allocated to the cost of inventory based on the normal capacity of production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of sales in the period in which it is incurred. Our inventory is recorded using the first-in, first-out method. We regularly review quantities on-hand and reduce the value of inventory for excess

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

or obsolescence based primarily upon historical usage, estimated demand, and technological developments. See Note 3 for additional information related to our inventory.

Property, plant, and equipment

Property, plant, and equipment is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. We manufacture our hydraulic fracturing units and the cost of this equipment, which includes direct and indirect manufacturing costs, is capitalized, and carried as work-in-progress until it is completed. Expenditures for renewals and betterments that extend the lives of our service equipment, which includes the replacement of significant components of service equipment, are capitalized and depreciated. Other repairs and maintenance costs are expensed as incurred. Mining property costs are amortized using the units-of-production method on estimated measured tons in proved reserves. The impact to revisions to reserve estimates is recognized on a prospective basis. When assets are disposed or retired, the cost and accumulated depreciation are netted against any sale proceeds, and the resulting gains or losses are included in the results of operations.

Impairment of long-lived assets

Recoverability of assets to be held and used is assessed whenever events or circumstances suggest that the fair value of the underlying asset or asset group may have significantly declined. Recoverability is evaluated by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 2020 and 2019, no impairments of long-lived assets have been recorded.

Income taxes

The ProFrac Predecessor entities were organized as limited liability companies or a limited partnership and are treated as a partnership for federal income tax purposes, whereby the ordinary business income or loss and certain deductions are passed-through and reported on the members’ income tax returns. As such, the ProFrac Predecessor is not required to provide for U.S. federal income taxes and no provision for U.S. federal income tax expense or deferred tax asset or liability is reflected in the historical financial statements. However, certain states subject the ProFrac Predecessor to entity-level taxation. For the years ended December 31, 2020 and 2019, state tax expense of $0.6 million was recognized.

Revenue recognition

Effective January 1, 2019, the Company adopted the requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which defines the criteria required to recognize revenue when a performance obligation is satisfied by transferring control over a product or service to a customer.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

Stimulation services.    We generate revenue primarily by providing hydraulic fracturing services and related products to our customers. Revenues are recognized upon the completion of a fracturing stage. We typically complete one or more stages per day. A stage is considered complete when we have met the specifications set forth by the customer, at which time the customer is obligated to pay us for the services rendered. The price for our services typically includes an equipment charge and product charges for proppant, chemicals, and other products consumed while providing our service. The amount invoiced to our customer for a completed stage is not dependent upon the completion of any other stages.

Manufacturing.    We primarily generate revenue through sales of highly engineered tight tolerance machined, assembled, and factory tested products such as high horsepower pumps, valves, piping, swivels, large-bore manifold systems, seats, and fluid ends. Revenues are recognized when control of the good is transferred to the customer, generally upon pick-up at, or shipment from our manufacturing facility. Additionally, we provide iron inspection, iron-recertification, pump refurbishment, fluid-end refurbishment, pump function testing, paint, scrap, and lube system change services. We charge our customers for equipment based on a per-order basis, in which we set pricing terms after receiving full specifications for the requested equipment. Revenue is recognized for these services as they are performed.

Proppant production.    We generate revenue by providing frac sand to oilfield service providers and E&P companies. We own and operate a sand mine in west Texas, and we charge our customers for sand per ton at current market prices. Revenues are recognized when control of the good is transferred to the customer, generally upon pick at, or shipment from our mining facility.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are therefore excluded from revenues in the consolidated and combined statements of operations. See Note 8 – Segment Information for disaggregated revenue disclosures.

Fair value measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at a measurement date. We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases of categorization within the hierarchy upon the lowest level input that is available and significant to the fair value measurement:

•	Level One: The use of quoted prices in active markets for identical assets or liabilities.

•

Level Two: Other than quoted prices included in Level One, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level Three: The use of significantly unobservable inputs that typically require the use of management’s estimates of assumptions that market participants would use in pricing.

Our current assets and liabilities contain financial instruments, the most significant of which are trade accounts receivable and payable. We believe the carrying value of our current assets and liabilities approximate fair value. Our fair value assessment incorporates a variety of considerations, including: (i) the short-term duration of the instruments and (ii) our historical incurrence of and expectations of future bad debt expense. The book value of our floating rate debt approximates fair value because of its floating rate structure.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

Retirement benefits

The Company has a defined contribution 401(k) plan (the “Plan”) covering substantially all of its employees. Employees are eligible to participate in the Plan if they are 21 years of age and have completed 90 days of service. Eligible employees may defer up to 100% of their compensation or the maximum allowed by law on a pre-tax or Roth after-tax basis. The Company contributes a Safe Harbor match equal to 100% of an employee’s contribution up to 4% of his or her annual compensation. An additional discretionary employer contribution may be made. Employee contributions (both pre-tax and Roth) and the employer Safe Harbor match are 100% vested immediately for all years prior to 2020. Effective January 1, 2020, the employer matching contribution is vested evenly over three years after the first year of employment. Between April 5, 2020 and December 27, 2020, the Company suspended matching contributions as a cost-savings measure. Expense associated with the Plan is charged to current operations. The Company made matching contributions of $0.6 million and $2.0 million during the years ended December 31, 2020 and 2019, respectively. All obligations within the respective years have been fully funded.

Profits interest grants

Class B “profits interest” units of ProFrac LLC (“Class B Units”) entitle the holders to their respective percentage share of cash distributions either through ordinary course distributions or in connection with a business sale after all normal capital has been distributed.

On May 28, 2020, ProFrac LLC awarded ten Class B Units (effectively 1%) (the “Grant”) to an executive. Under the terms of the award agreement, after recovery of Class A member’s equity, additional returns are to be available for distribution between profits interest holders and the members in accordance with their respective residual ownership. Four of such Class B Units granted vested immediately and six Class B Units shall vest in equal annual installments of two Class B Units on the anniversary of the agreement date in 2021, 2022 and 2023.

Awards of profits interests must be evaluated as either unit-based payment arrangements or profit-sharing plans. The issuance of Class B Units was determined to be akin to a share-based payment arrangement. Accordingly, ProFrac LLC is required to estimate the value of any stock compensation as of the date of the award, and any related value is to be amortized over the vesting period. Due to the timing of the Grant issuance amid uncertainties early in the COVID-19 pandemic along with the then-depressed oil prices, the value of the vested portion of the Grant, which only becomes eligible to receive cash payouts after all Class A members’ interests have been recovered, was determined to be insignificant.

Investment in associated companies

Associated companies are entities in which we do not have a controlling financial interest, but over which we have significant influence, because we hold a voting interest of 20% or greater, but less than 50%. Associated companies are accounted for using the equity method. On December 22, 2020, the Company purchased a 25% stake in EKU, GmbH (“EKU”), an equipment manufacturer based in Germany, for $1.2 million. The results of operations for EKU between December 22 and December 31, 2020 were not material, and are presented in the consolidated and combined statements of operations in “Cost of revenues.” Investment in this associated company is presented on a one-line basis as “Investment in associate” in our consolidated and combined balance sheets. See Note 9—Subsequent Events.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

New accounting standards to be adopted

We have not yet implemented Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The ASU introduces a new accounting model for leases, which requires recognition of a right-of-use asset and lease liability on the balance sheet for operating leases. Implementation is not expected to have a material impact on our results of operations, however the Company expects to be required to recognize material assets or liabilities associated with the right to use certain leased assets upon adoption. We are required to adopt Topic 842 using the effective date of January 1, 2022, using the modified retrospective method. Under this adoption method, all leases that are in effect and existence as of, and after the transition date, with a cumulative impact to retained earnings in that period, The Company is continuing to evaluate the potential impact of adopting this standard.

We have not yet implemented FASB ASU No. 2016-13, Financial Instruments – Credit Losses. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models previously used under U.S. GAAP, which generally require that a loss be incurred before it is recognized. The new standard also applies to financial assets arising from revenue transactions such as contract assets and accounts receivable. Implementation is currently required for fiscal years beginning after December 15, 2022. The Company does not believe implementation will have a material impact on its financial statements.

We have not yet implemented FASB ASU No. 2019-12, Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 in GAAP. The new guidance also improves the application of income tax-related guidance and simplifies GAAP for franchise taxes that are partially based on income, transactions with a government that result in a step up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim periods. The new guidance will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022; however, early adoption is permitted. The Company is currently evaluating the impact of adopting the new guidance on the consolidated and combined financial statements.

3. Inventories

The following table summarizes the components of our inventories as of December 31, 2020 and 2019:

	2020	2019
Raw materials and supplies	$10,492	$7,743
Work in process	5,104	7,631
Finished products and parts	41,002	40,539

Total	$56,598	$55,913

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

4. Property, plant, and equipment

The following table summarizes the components of our property, plant, and equipment, net as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Machinery and equipment	$738,312	$706,862
Mining property and mine development	4,809	4,809
Office equipment, software and other	4,820	4,511
Buildings and leasehold improvements	16,695	15,615

Total	764,636	731,797
Less: accumulated depreciation and depletion	(352,565)	(210,704)
Construction in progress	17,613	35,013

Property, plant, and equipment, net	$429,684	$556,106

Depreciation expense for the years ended December 31, 2020 and 2019 was $150.6 million and $132.9 million, respectively.

Major classifications of property, plant, and equipment and their respective useful lives are as follows:

Machinery and equipment	2 years—10 years
Office equipment, software, and other	3 years—7 years
Buildings and leasehold improvements	2 years—40 years

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

5. Indebtedness

The following table summarizes the Company’s debt as of December 31, 2020 and 2019:

	2020	2019
Asset backed loans	$41,000	$61,000
Term loan	137,355	159,100
Main Street loan due July 2025	35,000	—
$17.5 million loan due November 2020	—	8,255
$12.5 million loan due April 2021	1,799	7,075
$5.5 million loan due November 2021	2,112	4,290
Best Flow Credit Facility(1)	37,303	36,522
Alpine Credit Facility(1)	21,135	20,799
Other	5,829	8,735

Total gross debt	281,533	305,776
Less: unamortized debt issuance costs	(5,820)	(6,735)
Less: current portion of long-term debt	(15,484)	(19,200)

Total long-term debt	$260,229	$279,841

(1)	Related party debt agreements.

Asset backed loans

On March 14, 2018, ProFrac LLC entered into a senior secured asset-based revolving credit agreement (the “ABL Credit Facility”), with Barclays Bank PLC, as administrative agent and collateral agent (the “ABL Agent”), and the lenders party thereto. The ABL Credit Facility has a maturity date of March 14, 2023.

LIBOR borrowings under the ABL bear interest at the greater of LIBOR or 0.00%, plus a margin of 1.50% to 2.00%, depending on facility utilization. The interest rate was 2.75% as of December 31, 2020. Base rate loans are also available at our option.

The maximum availability of credit under the ABL is limited at any time to $105.0 million or a borrowing base, as defined in the credit agreement. The borrowing base is calculated on percentages of eligible accounts receivable and inventory and is subject to certain reserves. If the amount available under the ABL is less than either 15.0% of our maximum availability or $10.0 million, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0. Although we had availability in excess of this threshold, we were in compliance with this covenant as of December 31, 2020. If at any time borrowings and letters of credit issued under the ABL exceed the borrowing base, we will be required to repay an amount equal to such excess.

As of December 31, 2020, the borrowing base was $57.1 million, and the maximum availability therefore under the ABL was $57.1 million. As of December 31, 2020, there were $41.0 million of borrowings outstanding under the ABL, and letters of credit totaling $1.1 million were issued, resulting in $15.0 million of availability under the ABL.

The ABL Credit Facility contains certain customary representations and warranties and affirmative and negative covenants. The negative covenants include, subject to customary exceptions, limitations on indebtedness,

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

dividends, distributions and other restricted payments, investments, acquisitions, prepayments of specified junior indebtedness, amendments of specified junior indebtedness, transactions with affiliates, dispositions, mergers and consolidations, liens, restrictive agreements, sale and leaseback transactions, changes in fiscal periods and changes in line of business.

Term loan

On September 7, 2018, ProFrac LLC entered into a $180.0 million term loan agreement (“Term Loan”), which matures on September 15, 2023, with a group of lenders with Barclays Bank, PLC as administrative agent. Payments are due in quarterly installments beginning in December 2018, though any cumulative prepayments, including excess cash flow payments, reduce the required amortization. Excess cash flow is calculated quarterly to determine any additional minimum prepayments. The Term Loan required minimum excess cash flow prepayments as follows, each due approximately 55 days after period-end: $1.5 million for the fiscal quarter ended September 30, 2020, $3.5 million for the fiscal quarter ended December 31, 2020, and $2.5 million for the fiscal quarters ended March 31, 2021 through and including December 31, 2021. The minimum quarterly excess cash flow prepayments were modified in June 2021 as part of an expansion of the term loan agreement. See Note 9 – Subsequent Events. Due to prepayments made to date, there will be no required minimum amortization (other than excess cash flow prepayments) before termination of the Term Loan.

On May 29, 2020, one of the members of ProFrac LLC purchased and simultaneously retired a portion of the Term Loan. ProFrac LLC recognized the retirement of these notes, a non-cash transaction for ProFrac LLC, as a contribution of equity and reduction of long-term debt of $10,549, the face value of the notes retired.

LIBOR borrowings under the Term Loan bear interest at the greater of LIBOR or 1.25%, plus a margin of 6.25% to 8.50%, depending on the total net leverage ratio as defined under the Term Loan. The interest rate was 8.75% as of December 31, 2020.

The Term Loan contains certain restrictive covenants, including a financial covenant which requires ProFrac LLC to maintain a total net leverage ratio, as defined in the credit agreement, of no greater than 1.75:1.00 for the fiscal quarters ended March 31, 2019 through and including June 30, 2019, 2.25:1.00 for the fiscal quarters ended September 30, 2019 through and including March 31, 2020, 3.50:1.00 for the fiscal quarters ended June 30, 2020 through and including March 31, 2021, 3.00:1.00 for the fiscal quarter ended June 31, 2021, 2.75:1.00 for the fiscal quarter ended September 30, 2021, 2.50:1.00 for the fiscal quarter ended December 31, 2021, and 2.00:1.00 for the fiscal quarter ended March 31, 2022 and thereafter. ProFrac LLC was in compliance with the required covenant as of December 31, 2020.

The Term Loan contains certain customary representations and warranties and affirmative and negative covenants. The negative covenants include, subject to customary exceptions, limitations on indebtedness, dividends, distributions and other restricted payments, investments, acquisitions, prepayments of specified junior indebtedness, amendments of specified junior indebtedness, transactions with affiliates, dispositions, mergers and consolidations, liens, restrictive agreements, changes in fiscal periods and changes in line of business.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

Main street loan

On July 22, 2020, ProFrac LLC entered into a $35.0 million loan agreement with First Financial Bank, N.A. which matures on July 22, 2025 (“Main Street Loan”). The interest rate is LIBOR plus 3.00%, floating daily.

The Main Street Loan contains certain restrictive covenants which require ProFrac LLC to maintain a Tangible Net Worth, as defined in the agreement, of at least $200.0 million, a Tangible Debt to Worth Ratio, as defined in the agreement, of no greater than 2.00:1.00, and a Consolidated Debt Service Coverage Ratio, as defined in the agreement, of at least 2.00:1.00. ProFrac LLC was not in compliance with the Tangible Net Worth or Tangible Debt to Worth covenants as of December 31, 2020. In 2021, First Financial Bank provided notice of forbearance and the Main Street Loan was amended to eliminate these covenants and replace them with covenants for which we were in compliance for all periods. See Note 9—Subsequent Events. Additionally, the Main Street Loan restricts the payment of distributions or dividends, other than for the payment of taxes.

$17.5 million loan

On May 9, 2018, ProFrac LLC entered into a $17.5 million loan agreement with First Financial Bank, N.A. which matured on November 9, 2020 (“Tractor Note A”). The interest rate on Tractor Note A was 5.35%.

$12.5 million loan

On May 9, 2018, ProFrac LLC entered into a $12.5 million loan agreement with First Financial Bank, N.A. with a stated maturity date of April 9, 2021 (“Tractor Note B”). The interest rate on Tractor Note B is 5.35%.

Tractor Note B contains certain restrictive covenants which require ProFrac LLC to maintain a Tangible Net Worth, as defined in the agreement, of at least $200.0 million, a Tangible Debt to Worth Ratio, as defined in the agreement, of no greater than 1.50:1.00, and a Consolidated Debt Service Coverage Ratio, as defined in the agreement, of at least 1.50:1.00. ProFrac LLC was not in compliance with the Tangible Net Worth covenant as of December 31, 2020; however, ProFrac LLC resolved this non-compliance by fully paying down Tractor Note B in January 2021. See Note 9—Subsequent Events.

$5.5 million loan

On May 3, 2019, ProFrac LLC entered into a $5.5 million loan agreement with First Financial Bank, N.A. with a stated maturity date of November 3, 2021 (“Tractor Note C”). The interest rate on Tractor Note C is 6.10%.

Tractor Note C contains certain restrictive covenants which require ProFrac LLC to maintain a Tangible Net Worth, as defined in the agreement, of at least $200.0 million, a Tangible Debt to Worth Ratio, as defined in the agreement, of no greater than 2.00:1.00, and a Consolidated Debt Service Coverage Ratio, as defined in the agreement, of at least 1.50:1.00. ProFrac LLC was not in compliance with the Tangible Net Worth covenant as of December 31, 2020; however, ProFrac LLC resolved this non-compliance by fully paying down Tractor Note C in January 2021. See Note 9—Subsequent Events.

Best flow credit facility

On February 4, 2019, Best Flow entered into a revolving loan credit agreement (the “Best Flow Credit Facility”), with Equify Financial, LLC (“Equify Financial”) as lender, Equify Financial is a related party. As of December 31, 2020, the Best Flow Credit Facility provided for a revolving credit facility in an aggregate principal amount at

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

any time outstanding up to $37.5 million, subject to borrowing base availability, with $37.3 million in outstanding borrowings and $0.2 million of remaining availability. The Best Flow Credit Facility has a maturity date of February 4, 2026.

The interest rate under the Best Flow Credit Facility is the lesser of (i) the Prime Rate (as defined in the Best Flow Credit Facility) plus the applicable margin (3.50%) and (ii) the Maximum Rate (as defined in the Best Flow Credit Facility). All accrued but unpaid interest on the outstanding principal balance is due and payable monthly on the first day of each calendar month. The Best Flow Credit Facility is secured by a first lien on substantially all of the assets of Best Flow.

The Best Flow Credit facility is subject to mandatory prepayments of the entire amount of the excess if the unpaid balance of Advances (as defined in the Best Flow Credit Facility) exceeds the borrowing base then in effect. The Best Flow Borrower can voluntarily prepay all or any portion of the Obligations (as defined in the Best Flow Credit Facility).

The Best Flow Credit Facility contains certain customary representations and warranties and affirmative and negative covenants. The negative covenants include, subject to exceptions, limitations on indebtedness, dividends, distributions and other restricted payments, investments, acquisitions, prepayments of indebtedness, transactions with affiliates, dispositions, mergers and consolidations, liens, restrictive agreements, changes in fiscal periods and changes in line of business.

The Best Flow Credit Facility contains certain customary events of default. If an event of default occurs and is continuing, the lenders may declare all loans to be immediately due and payable. Some events of default require an automatic termination of the loans and become immediately due and payable. As of December 31, 2020, we were in compliance with all of our covenants, and there were no existing defaults or events of default, related to the Best Flow Credit Facility.

Alpine silica credit facility

On October 25, 2018, Alpine entered a secured revolving credit agreement with Equify Financial, with a maximum loan availability of $25.25 million (the “Alpine Credit Facility”). The maturity date under the Alpine Credit Facility was November 25, 2020. Interest is paid monthly at a fixed rate of 8.0%. The revolving credit note is secured by a lien on, and security interest in, all of the assets of Alpine. Alpine had outstanding borrowings under the revolving credit note of $20.6 million and $20.8 million at December 31, 2020, and 2019, respectively. As of December 31, 2020, Alpine was not in compliance with the terms of the Alpine Credit Facility. In January 2021, Alpine renegotiated this credit agreement, and entered into a promissory note with Equify Financial with a principal amount of $21.4 million. See Note 9 – Subsequent Events. The Alpine Credit Facility is presented as non-current as we re-financed the obligation on a long-term basis subsequent to December 31, 2020.

Other indebtedness

As of December 31, 2020 and 2019, the ProFrac Predecessor had other debt agreements outstanding with unpaid principal balances of $5.8 million and $8.7 million, respectively. These were primarily comprised of various equipment financing agreements. As of December 31, 2020, these agreements have a weighted average interest rate of 9.3% and a weighted average remaining term of 1.7 years.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

The following table summarizes the principal maturity schedule for our long-term debt outstanding as of December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter
Asset backed loans	$—	$—	$41,000	$—	$—	$—
Term loan	3,500	15,000	118,855	—	—	—
Main Street loan due July 2025	3,801	—	4,680	3,978	22,541	—
$12.5 million loan due April 2021	1,799	—	—	—	—	—
$5.5 million loan due November 2021	2,112	—	—	—	—	—
Best Flow Credit Facility	—	3,000	15,000	—	—	19,303
Alpine Credit Facility	1,661	2,542	2,756	2,985	3,293	7,898
Other indebtedness	2,611	2,363	855	—	—

Total	$15,484	$22,905	$183,146	$6,963	$25,834	$27,201

6. Related party transactions

In the normal course of business, the ProFrac Predecessor has entered into transactions with related parties where the Wilks (or entities they control) hold a controlling financial interest. During the years ended December 31, 2020 and 2019, the ProFrac Predecessor had related party transactions with the following related party entities:

Automatize, LLC (“Automatize”) is a logistics technology company that coordinates proppant deliveries with trucking companies on behalf of its customers, including the ProFrac Predecessor. Amounts paid to Automatize are recorded in cost of revenues, exclusive of depreciation and depletion on our consolidated and combined statements of operations.

Cisco Logistics, LLC (“Cisco Logistics”) is a logistics company that delivers sand and equipment on behalf of its customers, including the ProFrac Predecessor. Amounts paid to Cisco Logistics are recorded in cost of revenues, exclusive of depreciation and depletion on our consolidated and combined statements of operations.

Equify Risk Services, LLC (“Equify Risk”) is an insurance broker that negotiates and secures insurance policies on behalf of its customers, including the ProFrac Predecessor. Amounts paid to Equify Risk are recorded in selling, general and administrative expenses on our consolidated and combined statements of operations.

Equify Financial, LLC (“Equify Financial”) is a finance company that provides equipment and other financing to its customers, including the ProFrac Predecessor. Amounts paid to Equify Financial are recorded in interest expenses on our combined statements of operations, and repayments of long-term debt on our consolidated and combined statements of cash flows. See Note 5—Indebtedness for additional disclosures related to related party credit agreements.

Wilks Brothers, LLC (“Wilks Brothers”) is a management company which provides administrative support to various businesses within their portfolio. Wilks Brothers and certain entities under its control will at times incur expenses on behalf of the ProFrac Predecessor, billing the ProFrac Predecessor for these expenses at cost as

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

well as certain management fees. Amounts paid to Wilks Brothers are generally recorded in selling, general and administrative expenses on our consolidated and combined statements of operations. See Note 5—Indebtedness for additional disclosures related to related party credit agreements.

Interstate Explorations, LLC (“Interstate”) is an exploration and development company for which ProFrac LLC performs pressure pumping services, and from which the Company has a short-term lease for certain office space.

Flying A Pump Services, LLC (“Flying A”) is an oilfield services company which provides pump down and acid services, to which ProFrac LLC rents equipment.

MC Estates, LLC and the Shops at Willow Park, LLC (“Related Lessors”) own various industrial parks and office space leased by the ProFrac Predecessor. Amounts paid to Related Lessors are recorded in selling, general and administrative expenses on our consolidated and combined statements of operations.

Wilks Construction Company, LLC (“Wilks Construction”) is a construction company that has built and made renovations to several buildings for the Company. Amounts paid to Wilks Construction are recorded in capital expenditures on our consolidated and combined statements of cash flows.

3 Twenty-Three, LLC (“3 Twenty-Three”) is a payroll administrator which performs payroll services on behalf of its customers, including the ProFrac Predecessor. Amounts paid to 3 Twenty-Three are recorded in cost of revenues, exclusive of depreciation and depletion and selling, general and administrative expenses on our consolidated and combined statements of operations.

Carbo Ceramics Inc. (“Carbo”) is a provider of ceramic media and industrial technologies which purchased proppant from the Company.

The following table summarizes expenditures with related parties for the years ended December 31, 2020 and 2019:

	2020	2019
Automatize	$26,226	$217
Wilks Brothers	16,622	11,047
Related Lessors	6,052	4,378
Cisco Logistics	4,181	28,622
Equify Financial	2,323	3,028
Equify Risk	1,602	2,468
3 Twenty-Three	1,148	1,756
Wilks Construction	107	1,161
Interstate	30	22
Other	—	17

Total	$58,291	$52,716

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

The following table summarizes related party accounts payable as of December 31, 2020 and 2019:

	2020	2019
Wilks Brothers	$11,993	$8,292
Automatize	5,633	3,302
Cisco Logistics	671	2,114
Equify Financial	113	288
Wilks Construction	57	57
Related Lessors	21	—
Equify Risk	—	490

Total	$18,488	$14,543

The following table summarizes revenue from related parties for the years ended December 31, 2020 and 2019:

	2020	2019
Automatize	$701	$223
Flying A	294	—
Carbo	193	—
Interstate	11	12,262
Other	84	118

Total	$1,283	$12,603

The following table summarizes related party accounts receivable as of December 31, 2020 and 2019:

	2020	2019
Flying A	$549	$—
Automatize	191	—
Carbo	116	—
Interstate	—	7,685
Other	24	81

	$880	$7,766

7. Commitments and contingencies

Litigation

In the ordinary course of business, we are subject of, or party to a number of pending or threatened legal actions and administrative proceedings arising in the ordinary course of our business. While many of these matters involve inherent uncertainty, we believe that the amount of the liability, if any, ultimately incurred with respect to proceedings or claims will not have a material adverse effect on our consolidated financial position as a whole or on our liquidity, capital resources or future annual results of operations.

When deemed necessary, we establish reserves for certain legal proceedings. The establishment of a reserve is based on an estimation process that includes the advice of legal counsel and subjective judgment of

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

management. While management believes these reserves to be adequate, it is reasonably possible we could incur additional losses with respect to those matters in which reserves have been established. We will continue to evaluate our litigation on a quarterly basis and will establish and adjust any litigation reserves as appropriate to reflect our assessment of the then current status of litigation. As of December 31, 2020, we have recorded an estimated liability of $5.2 million related to separate contract dispute claims with two of our vendors, which is included in accrued expenses in our consolidated and combined balance sheets and in selling, general and administrative expense on our consolidated and combined statements of operations.

Lease commitments

We have non-cancelable operating lease commitments related to our corporate office, several of our field offices and manufacturing facilities. The following table summarizes the future minimum rental payments required under our operating lease arrangements as of December 31, 2020.

2021	$5,592
2022	5,704
2023	5,719
2024	5,561
2025	5,109
Thereafter	20,663

Total	$48,348

Rent expense under our operating lease arrangements was $6,059 and $5,581 for the years ended December 31, 2020 and 2019, respectively.

8. Segment information

Our reportable segments are based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by the Wilks, who are our Chief Operating Decision Maker (“CODM”), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

Our business has three reportable segments: Stimulation services, Manufacturing and Proppant production. Our CODM utilizes Adjusted EBITDA as the measure of profitability to evaluate performance of our segments and allocate resources.

We account for intersegment transactions as if the transactions were with third parties, that is, at estimated current market prices. For the years ended December 31, 2020 and 2019, intersegment revenues for the manufacturing segment were 97% and 89%, respectively. For the years ended December 31, 2020 and 2019, intersegment revenues for the proppant production segment were 20% and 8%, respectively.

The performance of our segments is evaluated primarily on Adjusted EBITDA. We define Adjusted EBITDA as

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

our net income (loss), before (i) interest expense, net, (ii) income tax provision, (iii) depreciation and depletion, (iv) loss on disposal of assets and (v) other unusual or non-recurring charges, such as costs related to our initial public offering, non-recurring supply commitment charges, certain bad debt expense and gain on extinguishment of debt.

Segment information as of and for the years ended December 31, 2020, and 2019 is as follows:

	2020	2019
Revenues
Stimulation services	$538,282	$824,075
Manufacturing	46,222	65,866
Proppant production	10,215	17,587

Total segments	594,719	907,528
Eliminations	(47,040)	(59,840)

Total	$547,679	$847,688

Cost of revenues, excluding depreciation and depletion
Stimulation services	$433,122	$659,915
Manufacturing	40,424	58,770
Proppant production	6,064	14,714

Total segments	479,610	733,399
Eliminations	(47,040)	(59,840)

Total	$432,570	$673,559

Adjusted EBITDA
Stimulation services	$68,787	$134,246
Manufacturing	1,325	3,033
Proppant production	2,685	(1,080)

Total segments	72,797	136,199
Eliminations	—	—

Total (a)	$72,797	$136,199

Depreciation and depletion
Stimulation services	$138,122	$120,774
Manufacturing	2,796	2,603
Proppant production	9,744	9,715

Total	$150,662	$133,092

Capital expenditures
Stimulation services	$46,371	$195,505
Manufacturing	1,661	2,394
Proppant production	5	10,169

Total	$48,037	$208,068

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

	2020	2019

Total assets
Stimulation services	$452,729	$589,404
Manufacturing	64,769	69,942
Proppant production	73,918	84,681

Total segment assets	591,416	744,027
Eliminations	(14,139)	(15,434)

Total	$577,277	$728,593

The following table sets forth the reconciliation of Segment Adjusted EBITDA to net loss in our consolidated and combined statements of operations:

	2020	2019
Stimulation services—Adjusted EBITDA	$68,787	$134,246
Manufacturing—Adjusted EBITDA	1,325	3,033
Proppant production—Adjusted EBITDA	2,685	(1,080)
Total	$72,797	$136,199

Interest expense, net	(23,276)	(26,026)
Income tax provision	(582)	(587)
Depreciation and depletion	(150,662)	(133,092)
Loss on disposal of assets, net	(8,447)	(14,809)
Bad debt expense	(2,778)	(231)
Supply commitment charges	(5,600)	—

Net loss	$(118,548)	$(38,546)

9. Subsequent events

The ProFrac Predecessor has evaluated events subsequent to December 31, 2020 through September 9, 2021, the date these financial statements were made available to be issued, and report the following events:

a)	In January and February of 2021, ProFrac LLC executed two agreements with one of ProFrac LLC’s members, for the sale of certain lots of equipment, in exchange for $8.7 million in cash, an amount that approximates the net book value of the assets. Under these agreements, for any assets subsequently resold by the member, ProFrac LLC will reimburse the member for a certain percentage of the net loss, or conversely be entitled to a certain percentage of the net gain, at rates established in the agreements. As of August 23, 2021, the majority of the assets have been sold by the member, and ProFrac LLC’s liability is $0.4 million. ProFrac LLC does not anticipate that any additional liability will be material.

b)	In January 2021, ProFrac LLC made payments of $1.8 million and $2.1 million to fully pay down the outstanding balances of Tractor Note B and Tractor Note C, in advance of the scheduled maturity dates for these loans. These prepayments resolved the covenant non-compliance for these notes discussed at Note 5—Indebtedness. ProFrac LLC did not incur any penalties related to these prepayments.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

c)	On January 15, 2021, Alpine issued a $21.4 million promissory note with Equify Financial, as holder, bearing interest of 8.0%. Alpine is obligated to make monthly payments of $335,918 starting March 1, 2021 for 7 years under this agreement, ending February 1, 2028. The principal and interest are paid in equal monthly amortizing amounts through maturity. Prepaid amounts are subject to a 0.19% prepayment premium.

d)	On January 21, 2021, ProFrac LLC purchased an additional 50% of shares in EKU, GmbH (“EKU”), an equipment manufacturer based in Germany, for $2.6 million. This transaction increased ProFrac LLC’s ownership stake to 75% (a controlling interest). ProFrac LLC’s initial 25% stake was purchased on December 22, 2020 and was accounted for using the equity method of accounting. Going forward, the operating results of EKU will be consolidated in the consolidated and combined financial statements.

e)	On January 25, 2021, Best Flow entered into a $15.0 million loan agreement with THRC Holdings and Farris Wilks, who are related parties, bearing interest of 8.0%, with a maturity date of January 25, 2023. This loan agreement is unsecured and is subject to monthly excess cash flow payments (as defined in the loan agreement). Proceeds from this loan agreement were utilized to pay down outstanding balances on the Best Flow Credit Facility. This new loan agreement is unsecured and is subject to monthly excess cash flow payments (as defined in the loan agreement). This loan agreement restricts the payment of distributions or dividends, other than for the payment of taxes.

f)	On January 28, 2021, Best Flow issued a promissory note (the “Best Flow Note”), with Equify Financial, as holder. The Best Flow Note provides for a term loan in an initial aggregate principal amount equal to $13.0 million. Proceeds from the Best Flow Note were utilized to pay down $7.6 million of outstanding balances on the Best Flow Credit Facility and to pay down other equipment financing agreements for $5.4 million. The Best Flow Note matures on February 1, 2026, with a fixed interest rate of 8%. The principal and interest are paid in equal monthly amortizing amounts through maturity. Prepaid amounts are subject to a 0.19% prepayment premium.

g)	In April 2021, First Financial Bank, N.A. provided notice of agreement to forbear exercising its rights related to the Main Street Loan covenant noncompliance discussed at Note 5 – Indebtedness. Subsequently, ProFrac LLC and First Financial Bank, N.A. reached an agreement to amend the Main Street Loan. The amendment deleted the covenants for which ProFrac LLC was not in compliance as of December 31, 2020 and replaced them with a covenant to maintain a minimum Fixed Charge Coverage Ratio of 1.00:1.00, and a covenant to maintain a Maximum Leverage Ratio of 3.50:1.00. ProFrac LLC was in compliance with the amended covenants for all periods presented and did not incur any expense related to this modification.

h)	On June 1, 2021, Best Flow entered into a $3.0 million credit agreement with Wilks Brothers, who is a related party, bearing interest of 8.0%, with a maturity date of January 31, 2022.

ProFrac Predecessor

Notes to the consolidated and combined financial statements

For the years ending December 31, 2020 and 2019

(amounts in thousands, except as noted)

i)	On June 24, 2021, ProFrac LLC and its Term Loan lenders reached an agreement to amend the Term Loan. The amendment expanded the facility by $40.0 million, waived minimum excess cash flow prepayments for the remainder of 2021, and increased the minimum excess cash flow prepayments to $5.0 million for each of the quarters ended March 31, 2022 through June 30, 2023.

j)

In June 2021, ProFrac LLC entered into an agreement with U.S. Well Services, LLC (“USWS”) to purchase three licenses to manufacture electric frac fleets (one license per fleet) using USWS CleanFleet® technology. The purchase price was $7.5 million per license for a total of $22.5 million. Under the terms of the agreement, ProFrac LLC has the option, but no obligation, to purchase seven additional licenses for $7.5 million each, and ten additional licenses for $9.0 million each thereafter.

Report of independent registered public accounting firm

Board of Directors and Owners

ProFrac Holding Corp.

Opinion on the financial statements

We have audited the accompanying balance sheet of ProFrac Holding Corp. (the “Company”) as of August 20, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 20, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Dallas, Texas

September 9, 2021

ProFrac Holding Corp.

Balance sheet

August 20, 2021

Assets
Receivable from stockholder	$10

Total assets	$10

Stockholder’s equity
Common stock, $0.01 par value; authorized 1,000 shares; 1,000 issued and outstanding	$10

Total stockholder’s equity	$10

See accompanying notes to this balance sheet.

ProFrac Holding Corp.

Notes to the balance sheet

1. Nature of operations

ProFrac Holding Corp. (the “Company”) was formed on August 17, 2021, pursuant to the laws of the State of Delaware to become a holding company for ProFrac Holdings, LLC and certain other affiliates.

2. Summary of significant accounting policies

Basis of presentation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, statements of changes in stockholder’s equity and statements of cash flows have not been presented because the Company has had no business transactions or activities to date.

3. Subsequent events

We have evaluated subsequent events subsequent to August 20, 2021 and through September 9, 2021, the date these financial statements were available to be issued and are not aware of any events that have occurred subsequent to August 20, 2021 that would require recognition or disclosure in these financial statements.

ProFrac Holding Corp.

Pro Forma Financial Statements

(Unaudited)

Introduction

ProFrac Holding Corp., the issuer in this offering (together with its wholly owned subsidiaries, “ProFrac” or the “Company”), is a holding company formed to own an interest in, and act as the sole managing member of, ProFrac Holdings, LLC (“ProFrac LLC”). Our predecessor consists of ProFrac Holdings, LLC (“ProFrac LLC”), Best Pump and Flow, LP (f/k/a Best Flow Line Equipment, LP) (“Best Flow”) and Alpine Silica, LLC (“Alpine” and, together with ProFrac LLC and Best Flow, “ProFrac Predecessor”) on a consolidated and combined basis. Prior to the effectiveness of the registration statement of which this prospectus forms a part, all of the membership interests in Best Flow and Alpine will be contributed to ProFrac LLC in exchange for membership interests in ProFrac LLC.

The unaudited pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, using assumptions set forth in the notes to the unaudited pro forma financial statements. The following unaudited pro forma financial statements of the Company reflect the historical results of ProFrac Predecessor, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on December 31, 2020, for pro forma balance sheet purposes, and on January 1, 2020, for pro forma income statement purposes:

•	the corporate reorganization described under “Corporate Reorganization” as described elsewhere in this prospectus;

•

the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in “Use of Proceeds” (the “Offering”). For purposes of the unaudited pro forma financial statements, the Offering is defined as the planned issuance and sale to the public of                  shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in “Use of Proceeds.” The net proceeds from the sale of the Class A Common Stock (based on the initial public offering price of $ per share) are expected to be $ million, net of underwriting discounts of $ million and other additional offering costs of $ million; and

•	in the case of the unaudited pro forma statement of operations, a provision for corporate income taxes at an effective rate of %, inclusive of federal, state and local income taxes.

The unaudited pro forma balance sheet of the Company is based on the historical balance sheets of ProFrac Predecessor as of December 31, 2020 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on December 31, 2020. The unaudited pro forma statement of operations of the Company are based on the audited historical statement of operations of ProFrac Predecessor for the year ended December 31, 2020, as adjusted to give effect to the described transactions as if they occurred on January 1, 2020.

The unaudited pro forma financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986 and, as a result, will be a tax-paying entity subject to U.S. federal and state taxes, and should be read in conjunction with “Corporate Reorganization” and with the audited historical financial statements and related notes of ProFrac Predecessor and the Company, included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of

ProFrac Holding Corp.

Pro Forma Financial Statements

(Unaudited)

financial results that would have been attained had the described transactions occurred on the date indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements.

The unaudited pro forma financial statements and related notes are presented for illustrative purposes only. If the Offering and other transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma financial statement of operations and should not be relied upon as an indication of the future results the Company will have after the contemplation of the Offering and the other transactions contemplated by these unaudited pro forma financial statements.

ProFrac Holding Corp.

Pro Forma Balance Sheet

December 31, 2020

(Unaudited)

(Amounts in thousands)

	ProFrac Predecessor Historical	Offering and Corporate Reorganization	Pro Forma

Assets

Current assets:
Cash and equivalents	$2,952
Accounts receivable	72,744
Accounts receivable—related party	880
Prepaid expenses	6,516
Inventories	56,598

Total current assets	139,690
Property, plant, and equipment	782,249
Accumulated depreciation and depletion	(352,565)

Property, plant, and equipment, net	429,684
Investment in associate	1,260
Other assets	6,643

Total assets	$577,277

Liabilities and equity

Current liabilities:
Accounts payable	$76,374
Accounts payable—related party	18,488
Accrued expenses	29,890
Current portion of long-term debt	15,484

Total current liabilities	140,236
Long-term debt	205,369
Long-term debt—related party	54,860

Total liabilities	400,465

Commitments and contingencies

Equity
Class A common stock, $ par value; no shares authorized, issued or outstanding (Actual Historical); shares authorized, shares issued and outstanding, As Adjusted)
Class B common stock, $ par value; no shares authorized, issued or outstanding (Actual Historical); shares authorized, shares issued and outstanding, As Adjusted)
Members’ Equity
Additional paid-in capital
Accumulated deficit
Total equity	176,812

Total liabilities and equity	$577,277

The accompanying notes are an integral part of these unaudited pro forma financial statements.

ProFrac Holding Corp.

Pro Forma Statement of Operations

For Year Ended December 31, 2020

(Unaudited)

(Amounts in thousands)

	ProFrac Predecessor Historical	Offering and Corporate Reorganization	Pro Forma
Revenues	$547,679

Operating costs and expenses:
Cost of revenues, exclusive of depreciation and depletion	432,570
Depreciation and depletion	150,662
Loss on disposal of assets, net	8,447
Selling, general, and administrative	50,798

Total operating costs and expenses	642,477

Operating loss	(94,798)

Other (expense) income:
Interest expense, net	(23,276)
Other income	108

Loss before income tax provision	(117,966)
Income tax provision	(582)

Net loss	$(118,548)

The accompanying notes are an integral part of these unaudited pro forma financial statements.

ProFrac Holding Corp.

Notes to Unaudited Pro Forma Financial Statements

1. Basis of Presentation, the Offering and Reorganization

The historical financial information is derived from the financial statements of ProFrac Predecessor included elsewhere in this prospectus. For purposes of the unaudited pro forma balance sheet, it is assumed that the transactions had taken place on December 31, 2020. For purposes of the unaudited pro forma statement of operations, it is assumed all transactions had taken place on January 1, 2020.

Upon closing the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being publicly traded, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. These direct, incremental general and administrative expenditures are not reflected in the historical financial statements or in the unaudited pro forma financial statements.

The Company was incorporated as a Delaware corporation on August 17, 2021. Following this offering, the Company will be a holding company whose sole material assets consist of                  % interest in ProFrac LLC, which owns all of our operating assets. Following this offering, the Company will be the sole managing member of ProFrac LLC and will be responsible for all operational, management and administrative decisions relating to ProFrac LLC’s business and will consolidate the financial results of ProFrac LLC and its subsidiaries.

Immediately prior to completion of this offering, we will engage in the following additional series of transactions, which, together with the Offering, are collectively referred to in this prospectus as our “corporate reorganization”:

•

all of the membership interests (including outstanding profits interests) in ProFrac LLC held by its existing owners (the “Existing Owners”) will be converted into a single class of common units in ProFrac LLC (“ProFrac LLC Units” and the holders thereof “ProFrac LLC Unit Holders”);

•

ProFrac Holding Corp. will issue to each ProFrac LLC Unit Holder a number of shares of Class B common stock equal to the number of ProFrac LLC Units held by such ProFrac LLC Unit Holder following this offering;

•	ProFrac Holding Corp. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering; and

•

ProFrac Holding Corp. will contribute the net proceeds of this offering to ProFrac LLC in exchange for a number of ProFrac LLC Units such that ProFrac Holding Corp. holds a total number of ProFrac LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

To the extent the underwriters’ option to purchase additional shares is exercised in full or in part, the Company will contribute the net proceeds therefrom to ProFrac LLC in exchange for an additional number of ProFrac LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters’ option.

After giving effect to these transactions and this offering and assuming the underwriters’ option to purchase additional shares is not exercised, the Company will own an approximate                 % interest in ProFrac LLC (or                 % if the underwriters’ option to purchase additional shares is exercised in full), and the ProFrac LLC Unit Holders will own an approximate                 % interest in ProFrac LLC (or                 % if the underwriters’ option to purchase additional shares is exercised in full) and all of our Class B common stock.

ProFrac Holding Corp.

Notes to Unaudited Pro Forma Financial Statements

2. Pro Forma Adjustments and Assumptions

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma financial statements:

(a)	Reflects the issuance and sale of shares of Class A Common Stock at the initial public offering price of $ per share, net of underwriting discounts and commissions of $ million, in the aggregate, and additional estimated expenses related to the Offering of approximately $ million and the use of the net proceeds therefrom as follows:

•	the Company will contribute all of the net proceeds from the Offering to ProFrac LLC in exchange for ProFrac LLC Units; and

•	ProFrac LLC will use the net proceeds from the Offering for general corporate purposes, including for the repayment of debt and to fund growth capital expenditures

(b)	Reflects a reclassification of members’ equity of $ million and accumulated earnings of $ million to additional paid-in capital. Each ProFrac LLC Unit Holder will, subject to certain limitations, have the right to cause ProFrac LLC to acquire all or a portion of its ProFrac LLC Units (together with an equivalent number of shares of our Class B common stock) for, at ProFrac LLC’s election, shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each ProFrac LLC Unit redeemed or an equivalent amount of cash.

(c)	Reflects estimated income tax provision associated with the Company’s historical results of operations assuming the Company’s earnings had been subject to federal and state income tax as a subchapter C corporation using a rate of approximately % for the year ended December 31, 2020. This rate is inclusive of U.S. federal and state taxes. The calculation of future net income tax expense is performed on a year by year basis by taking into account each year’s projected revenues, operating expenses, depreciation, depletion, and other factors in arriving at each year’s tax outflow. As such, the effective rate utilized in this calculation can differ from the blended statutory rate.

(d)	Reflects the adjustment to eliminate the results of the equity method investee. Subsequent to the corporate reorganization, the Company will consolidate the results of ProFrac Predecessor.

ProFrac Holding Corp.

Notes to Unaudited Pro Forma Financial Statements

(e)	Reflects basic and diluted earnings (loss) per common share for the issuance of shares of Class A Common Stock in the corporate reorganization and the Offering as shown below:

December 31, 2020

BASIC
Net income (loss) attributable to stockholders
Shares issued in the corporate reorganization and the Offering

Basic EPS

DILUTED
Numerator:
Net income (loss) attributable to stockholders
Effect of dilutive securities

Diluted net income (loss) attributable to stockholders
Denominator:
Basic weighted average shares outstanding
Effect of dilutive securities

Diluted weighted average shares outstanding
Diluted earnings (loss) per share

Basic earnings per share measures the performance of an entity over the reporting period. Diluted earnings per share measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company uses the “if-converted” method to determine the potential dilutive effect of its Class B common stock. The Company uses the “treasury stock” method to determine the potential dilutive effect of its management incentive units. On a pro forma basis for the year ended December 31, 2020, the Class B common stock and management incentive units were not recognized in dilutive earnings per share calculations as they would have been antidilutive.

            shares

ProFrac Holding Corp.

Class A common stock

J.P. Morgan	Piper Sandler

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and                  listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

We are currently organized as a Delaware Corporation.

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent sales of unregistered securities

In connection with our incorporation on August 17, 2021 under the laws of the State of Delaware, we issued 1,000 shares of our common stock to ProFrac LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act in a transaction by an issuer not involving any public offering. These shares will be redeemed for nominal value in connection with our reorganization described in “Corporate Reorganization.”

Item 16. Exhibits

(a) Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number	Description

*1.1	Form of Underwriting Agreement

*3.1	Certificate of Incorporation of ProFrac Holding Corp.

*3.2	Form of Amended and Restated Certificate of Incorporation of ProFrac Holding Corp.

*3.3	Bylaws of ProFrac Holding Corp.

*3.4	Form of Amended and Restated Bylaws of ProFrac Holding Corp.

*4.1	Form of Class A Common Stock Certificate

*4.2	Form of Registration Rights Agreement

*4.3	Form of Stockholders’ Agreement

*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*10.1†	Form of ProFrac Holding Corp. 2021 Long Term Incentive Plan

*10.2	Form of Tax Receivable Agreement

Exhibit number	Description

*10.3	Form of Amended and Restated Limited Liability Company Agreement of ProFrac LLC

*10.4	Form of Indemnification Agreement

*10.5	Form of Master Services Agreement

*10.6	Patent License Agreement, dated as of June 20, 2021, between U.S. Well Services, LLC and ProFrac Manufacturing, LLC

*10.7	Credit Agreement, dated as of March 14, 2018, between Barclays Bank PLC, as the administrative agent and the collateral agent, ProFrac Holdings, LLC, as holdings, ProFrac Services, LLC, as the borrower, and several lenders from time to time party thereto.

*10.8	Term Loan Credit Agreement, dated as of September 7, 2018, among ProFrac Holdings, LLC, as holdings, ProFrac Services, LLC, as the borrower, the several lenders from time to time party thereto and Barclays Bank PLC, as the agent and the collateral agent

*10.9	First Amendment to Term Loan Credit Agreement, dated as of September 11, 2019, among ProFrac Services, LLC, as the borrower, ProFrac Holdings, LLC, ProFrac Manufacturing, LLC and the lenders party thereto

*10.10	Second Amendment to Term Loan Credit Agreement, dated as of May 13, 2020, among ProFrac Services, LLC, as the borrower, ProFrac Holdings, LLC, ProFrac Manufacturing, LLC and the lenders party thereto

*10.11	Third Amendment to Term Loan Credit Agreement, dated as of July 7, 2020, among ProFrac Services, LLC, as the borrower, ProFrac Holdings, LLC, ProFrac Manufacturing, LLC and the lenders party thereto

*10.12	Loan Agreement, dated as of May 9, 2018, by and among First Financial Bank, N.A., as lender, ProFrac Manufacturing, LLC and ProFrac Services, LLC, as borrower, and ProFrac Holdings, LLC, as guarantor

*10.13	Loan Agreement, dated as of May 9, 2018, between First Financial Bank, N.A., as lender, ProFrac Manufacturing, LLC and ProFrac Services, LLC, as borrower, and ProFrac Holdings, LLC, as guarantor

*10.14	Loan Agreement, dated as of May 3, 2019, between First Financial Bank, N.A., as lender, ProFrac Manufacturing, LLC and ProFrac Services, LLC, as borrower, and ProFrac Holdings, LLC, as guarantor

*10.15	Credit Agreement, dated as of February 4, 2019, between Best Flow Line Equipment, L.P., as borrower, and Equify Financial, LLC, as lender

*10.16	First Amendment to Credit Agreement, dated as of August 30, 2019, between Best Flow Line Equipment, L.P., as borrower, and Equify Financial, LLC, as lender

*10.17	Second Amendment to Credit Agreement, dated as of October 16, 2019, between Best Flow Line Equipment, L.P., as borrower, and Equify Financial, LLC, as lender

*10.18	Third Amendment to Credit Agreement, dated as of January 28, 2021, between Best Pump and Flow, LP (f/k/a Best Flow Line Equipment, L.P.), as borrower, and Equify Financial, LLC, as lender

*10.19	Fourth Amendment to Credit Agreement, dated as of June 30, 2021, between Best Pump and Flow, LP (f/k/a Best Flow Line Equipment, L.P.), as borrower, and Equify Financial, LLC, as lender

Exhibit number	Description

*10.20	Loan Agreement, dated as of January 25, 2021, among Best Pump and Flow, LP, as borrower, Equify Financial, LLC, as administrative agent, and THRC Holdings, LP and Farris Wilks, as lenders

*10.21	Promissory Note, dated as of January 28, 2021, between Best Pump and Flow, LP, as maker, and Equify Financial, LLC, as holder

*10.22	Credit Agreement, dated as of June 1, 2021, among Best Pump and Flow, LP, as borrower, Equify Financial, LLC, as administrative agent, and Wilks Brothers, LLC, as lender

*10.23	Revolving Credit Note Not Under Chapter 346 (Interest Only), dated as of October 25, 2018, between Alpine Silica, LLC, as maker, and Equify Financial, LLC, as holder

*10.24	Promissory Note, dated as of January 15, 2021, between Alpine Silica, LLC, as maker, and Equify Financial, LLC, as holder

*10.25	Loan Agreement, dated as of July 22, 2020, by and among First Financial Bank, N.A., as lender, ProFrac Holdings, LLC, as borrower, and ProFrac Services, LLC and ProFrac Manufacturing, LLC, as guarantors

*21.1	List of Subsidiaries of ProFrac Holding Corp.

*23.1	Consent of Grant Thornton LLP

*23.2	Consent of Grant Thornton LLP

*23.3	Consent of Vinson & Elkins L.L.P. (to be included in Exhibit 5.1)

*23.4	Consent of John T. Boyd Company

*23.5	Consent of Rystad Energy Inc.

*23.6	Consent of Daniel Energy Partners, LLC

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*99.1	Summary Reserve Report of John T. Boyd Company

*	To be filed by amendment.

†	Indicates a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Willow Park, State of Texas, on                 , 2021.

ProFrac Holding Corp.

By:
Name: Matthew D. Wilks
Title: Executive Chairman and Director

Each person whose signature appears below appoints                  and                 , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities indicated on                 , 2021.

Signature	Title

Matthew D. Wilks	Executive Chairman and Director (Principal Executive Officer)

(Principal Financial Officer and Principal Accounting Officer)